                                                              File Nos. ________
                                                                        811-8114

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1933
                         Initial Registration Statement

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                Amendment No. 37

                            SEPARATE ACCOUNT VA-K OF
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)

                         FIRST ALLMERICA FINANCIAL LIFE
                           INSURANCE COMPANY (Name of
                          Depositor) 440 Lincoln Street
                               Worcester, MA 01653
              (Address of Depositor's Principal Executive Offices)
                                 (508) 855-1000
               (Depositor's Telephone Number, including Area Code)

                          Charles F. Cronin, Secretary
                First Allmerica Financial Life Insurance Company
                               440 Lincoln Street
                               Worcester, MA 01653
               (Name and Address of Agent for Service of Process)

             It is proposed that this filing will become effective:

          ----immediately upon filing pursuant to Paragraph (b) of Rule 485 ----on (date) pursuant to Paragraph (b) of Rule 485
          ----60 days after filing pursuant to Paragraph (a)(1) of Rule 485 ----on (date) pursuant to Paragraph (a) (1) of Rule 485
          ----this post-effective amendment designates a new effective date for a previously filed post-effective amendment

                           VARIABLE ANNUITY CONTRACTS

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940 ("the 1940 Act"), Registrant has registered that an indefinite amount of its securities is being registered under the Securities Act of 1933 ("the 1933 Act"). The Rule 24f-2 Notice for the issuer's fiscal year ended December 31, 1999 was filed on or before March 30, 2000.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration

Statement shall become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said section 8(a), may determine.

Registrant is making this filing in order to register a new flexible payment deferred variable annuity contract, which is the purpose of this initial Registration Statement under the Securities Act of 1933 and amendment under the Investment Company Act of 1940. Registrant does not intend this filing to delete or amend any currently effective prospectus, statement of additional information, or supplements thereto, contained in any other registration statement of the Registrant under the Securities Act of 1933.

             CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF
                          ITEMS CALLED FOR BY FORM N-4

FORM N-4 ITEM NO.                  CAPTION IN PROSPECTUS
-----------------                  ---------------------

1..........................Cover Page

2..........................Special Terms

3..........................Summary of Fees and Expenses; Summary of Contract
                           Features

4..........................Condensed Financial Information; Performance
                           Information

5..........................Description of the Company, the Variable Account, and
                           the Underlying Investment Companies

6..........................Charges and Deductions

7..........................Description of the Contract -the Accumulation Phase

8..........................Electing the Annuity Date; Description of Annuity
                           Payout Options; Annuity Benefit Payments

9..........................Death Benefit

10.........................Payments;  Computation of Values; Distribution

11.........................Surrender and Withdrawals; Surrender Charge;
                           Withdrawal without Surrender Charge;
                           Texas Optional Retirement Program

12.........................Federal Tax Considerations

13.........................Legal Matters

14.........................Statement of Additional Information-Table of Contents

FORM N-4 ITEM NO.        CAPTION IN STATEMENT OF ADDITIONAL INFORMATION
-----------------        ----------------------------------------------

15.........................Cover Page

16.........................Table of Contents

17.........................General Information and History

18.........................Services

19.........................Underwriters

20.........................Underwriters

21.........................Performance Information

22.........................Annuity Benefit Payments

23.........................Financial Statements

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                            WORCESTER, MASSACHUSETTS
                             SEPARATE ACCOUNT VA-K

This Prospectus provides important information about the Delaware Golden Medallion variable annuity contract issued by First Allmerica Financial Life Insurance Company. The contract is a flexible payment tax-deferred combination variable and fixed annuity offered on both a group and individual basis. PLEASE READ THIS PROSPECTUS CAREFULLY BEFORE INVESTING AND KEEP IT FOR FUTURE REFERENCE. ANNUITIES INVOLVE RISKS INCLUDING POSSIBLE LOSS OF PRINCIPAL.

A Statement of Additional Information dated             , 2001 containing more
information about this annuity is on file with the Securities and Exchange Commission and is incorporated by reference into this Prospectus. A copy may be obtained free of charge by calling Annuity Client Services at 1-800-423-5252. The Table of Contents of the Statement of Additional Information is listed on page 3 of this Prospectus. This Prospectus and the Statement of Additional Information can also be obtained from the Securities and Exchange Commission's website(http:// www.sec.gov).

The Variable Account, known as Separate Account VA-K is subdivided into Sub-Accounts. Each Sub-Account offered as an investment option under this contract invests exclusively in shares of one of the following funds:

DELAWARE GROUP PREMIUM FUND            AIM VARIABLE INSURANCE FUNDS        ALLIANCE VARIABLE PRODUCTS SERIES
DGPF Growth & Income Series            AIM V.I. Growth Fund                  FUND, INC. (CLASS B)
DGPF Devon Series                      AIM V.I. High Yield Fund            Alliance Growth Portfolio
DGPF Growth Opportunities Series       AIM V.I. International Equity Fund  Alliance Growth and Income Portfolio
DGPF U.S. Growth Series                AIM V.I. Value Fund                 Alliance Premier Growth Portfolio
DGPF Select Growth Series              THE ALGER AMERICAN FUND             Alliance Technology Portfolio
DGPF Social Awareness Series           Alger American Leveraged AllCap     FRANKLIN TEMPLETON VARIABLE INSURANCE
DGPF REIT Series                         Portfolio                           PRODUCTS TRUST (CLASS 2)
DGPF Small Cap Value Series            Alger American MidCap Growth        Franklin Small Cap Fund
DGPF Trend Series                        Portfolio                         Mutual Shares Securities Fund
DGPF Technology and Innovation Series  Alger American Small                Templeton Growth Securities Fund
DGPF International Equity Series         Capitalization Portfolio          Templeton International Securities Fund
DGPF Emerging Markets Series                                               PIONEER VARIABLE CONTRACTS TRUST
DGPF Balanced Series                                                         (CLASS II)
DGPF Convertible Securities Series                                         Pioneer Emerging Markets VCT Portfolio
DGPF High Yield Series                                                     Pioneer Mid-Cap Value VCT Portfolio
DGPF Capital Reserves Series
DGPF Strategic Income Series
DGPF Cash Reserve Series
DGPF Global Bond Series

The Fixed Account, which is part of the Company's General Account, is an additional investment option that pays an interest rate guaranteed for one year from the time a payment is received.

This Contract includes a Payment Credit (or Bonus) enhancement feature. Expenses for this Contract may be higher than a contract without a Payment Credit. Over time, the amount of the Payment Credit may be more than offset by the additional fees and charges associated with the Payment Credit. You should consider this possibility before purchasing the Contract.

The Company offers a variety of fixed and variable annuity contracts. These other contracts may offer features, including investment options, fees and/or charges that are different from those in the contract offered by this Prospectus. The other contracts may be offered through different distributors. Upon request, your financial representative can show you information regarding other annuity contracts offered by the Company. You can also contact the Company directly to find out more about these annuity contracts.

THIS ANNUITY IS NOT A BANK DEPOSIT OR OBLIGATION; IS NOT FEDERALLY INSURED; AND IS NOT ENDORSED BY ANY BANK OR GOVERNMENTAL AGENCY. THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THE INFORMATION IN THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            DATED             , 2001

                               TABLE OF CONTENTS

SPECIAL TERMS...............................................         4
SUMMARY OF FEES AND EXPENSES................................         6
SUMMARY OF CONTRACT FEATURES................................        14
DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT, AND THE
 UNDERLYING INVESTMENT COMPANIES............................        19
INVESTMENT OBJECTIVES AND POLICIES..........................        21
PERFORMANCE INFORMATION.....................................        24
DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.......        26
  A.   Payments.............................................        26
  B.   Payment Credits......................................        26
  C.   Computation of Values................................        27
        The Accumulation Unit...............................        27
        Net Investment Factor...............................        27
  D.   Right to Cancel......................................        28
  E.   Transfer Privilege...................................        28
        Automatic Transfers (Dollar Cost Averaging).........        29
        Automatic Account Rebalancing.......................        29
  F.   Surrender and Withdrawals............................        30
        Systematic Withdrawals..............................        31
        Life Expectancy Distributions.......................        31
        Systematic Level Free of Surrender Charge Withdrawal
        Program.............................................        32
  G.   Death Benefit........................................        32
        Standard Death Benefit..............................        32
        Optional Enhanced Death Benefit Rider...............        32
        Payment of the Death Benefit Prior to the Annuity
        Date................................................        33
  H.   The Spouse of the Owner as Beneficiary...............        33
  I.   Assignment...........................................        34
ANNUITIZATION -- THE PAYOUT PHASE...........................        35
  A.   Electing the Annuity Date............................        35
  B.   Choosing the Annuity Payout Option...................        35
        Fixed Annuity Payout Options........................        36
        Variable Annuity Payout Options.....................        36
  C.   Description of Annuity Payout Options................        36
  D.   Variable Annuity Benefit Payments....................        37
        The Annuity Unit....................................        37
        Determination of the First Annuity Benefit
        Payment.............................................        38
        Determination of the Number of Annuity Units........        38
        Dollar Amount of Subsequent Variable Annuity Benefit
        Payments............................................        38
        Payment of Annuity Benefit Payments.................        38
  E.   Transfers of Annuity Units...........................        39
  F.   Withdrawals After the Annuity Date...................        39
        Calculation of Proportionate Reduction..............        40
        Calculation of Present Value........................        40
        Deferral of Withdrawals.............................        41
  G.   Reversal of Annuitization............................        41
  H.   NORRIS Decision......................................        41
CHARGES AND DEDUCTIONS......................................        42
  A.   Variable Account Deductions..........................        42
        Mortality and Expense Risk Charge...................        42
        Administrative Expense Charge.......................        42
        Other Charges.......................................        43
  B.   Contract Fee.........................................        43
  C.   Optional Rider Charge................................        43
  D.   Premium Taxes........................................        43

  E.   Surrender Charge.....................................        44
        Calculation of Surrender Charge.....................        44
        Withdrawal Without Surrender Charge.................        45
        Effect of Withdrawal Without Surrender Charge
        Amount..............................................        45
        Reduction or Elimination of Surrender Charge and
        Additional Amounts Credited.........................        46
  F.   Transfer Charge......................................        47
  G.   Withdrawal Adjustment Charge.........................        48
FEDERAL TAX CONSIDERATIONS..................................        49
  A.   General..............................................        49
        The Company.........................................        49
        Diversification Requirements........................        49
        Investor Control....................................        49
  B.   Qualified and Non-Qualified Contracts................        50
  C.   Taxation of the Contract in General..................        50
        Withdrawals Prior to Annuitization..................        50
        Withdrawals After Annuitization.....................        50
        Annuity Payouts After Annuitization.................        51
        Penalty on Distribution.............................        51
        Assignments or Transfers............................        51
        Nonnatural Owners...................................        51
        Deferred Compensation Plans of State and Local
        Governments and Tax-Exempt Organizations............        52
  D.   Tax Withholding......................................        52
  E.   Provisions Applicable to Qualified Employer Plans....        52
        Corporate and Self-Employed Pension and Profit
        Sharing Plans.......................................        52
        Individual Retirement Annuities.....................        52
        Tax-Sheltered Annuities.............................        53
        Texas Optional Retirement Program...................        53
STATEMENTS AND REPORTS......................................        53
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS...........        53
CHANGES TO COMPLY WITH LAW AND AMENDMENTS...................        54
VOTING RIGHTS...............................................        55
DISTRIBUTION................................................        55
LEGAL MATTERS...............................................        55
FURTHER INFORMATION.........................................        56
APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT......       A-1
APPENDIX B -- SURRENDER CHARGES.............................       B-1
APPENDIX C -- CONDENSED FINANCIAL INFORMATION...............       C-1
APPENDIX D -- EXAMPLES OF PRESENT VALUE WITHDRAWALS.........       D-1

                 STATEMENT OF ADDITIONAL INFORMATION
                          TABLE OF CONTENTS
GENERAL INFORMATION AND HISTORY.............................         2
TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE
 COMPANY....................................................         3
SERVICES....................................................         3
UNDERWRITERS................................................         4
ANNUITY BENEFIT PAYMENTS....................................         4
ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING)
 PROGRAM....................................................         6
PERFORMANCE INFORMATION.....................................         6
FINANCIAL STATEMENTS........................................       F-1

                                 SPECIAL TERMS

ACCUMULATED VALUE: the total dollar amount of all values in the Sub-Accounts and the Fixed Account credited to the Contract on any day before the Annuity Date. The Accumulated Value includes all Payment Credits applied to the Contract.

ACCUMULATION UNIT: a measure used to calculate the value of a Sub-Account before annuity benefit payments begin.

ANNUITANT: the person designated in the Contract whose life is used to determine the duration of annuity benefit payments involving a life contingency. Joint Annuitants are permitted and, unless otherwise indicated, any reference to Annuitant shall include Joint Annuitants.

ANNUITY BENEFIT PAYMENT CHANGE FREQUENCY: the frequency (monthly, quarterly, semi-annually or annually) that changes due to investment performance will be reflected in the dollar value of an annuity benefit payment under a variable annuity payout option.

ANNUITY DATE: the date specified in the Contract or a date elected later by the Owner to begin annuity benefit payments. This date must be at least one year after the issue date and may not be later than the Owner's 90th birthday.

ANNUITY UNIT: a measure used to calculate annuity benefit payments under a variable payout option.

ANNUITY VALUE: the value of the amount applied under an annuity payout option.

COMPANY: unless otherwise specified, any reference to the "Company" shall refer exclusively to First Allmerica Financial Life Insurance Company.

CONTRACT YEAR: a period of twelve consecutive months starting on the Contract's issue date or on any anniversary of the Issue Date.

CUMULATIVE EARNINGS: the Accumulated Value reduced by total payments not previously withdrawn.

FIXED ACCOUNT: an investment option under the Contract that guarantees principal and a fixed minimum interest rate and which is part of the Company's General Account.

FIXED ANNUITY PAYOUT: an annuity payout option with annuity benefit payments that are fixed in amount and guaranteed throughout the annuity benefit payment period.

GENERAL ACCOUNT: all the assets of the Company other than those held in a separate account.

GROSS PAYMENT BASE: the total of all payments invested in the Contract, less any withdrawals which exceed the Withdrawal Without Surrender Charge amount.

ISSUE DATE: the date the Contract is issued and the date that is used to determine Contract days, Contract months, Contract years and Contract anniversaries.

OWNER (YOU): the person, persons (Joint Owners) or entity entitled to exercise the rights and privileges under this Contract. Unless otherwise indicated, any reference to Owner shall include Joint Owners.

PAYMENT CREDIT: an amount added to the Contract by the Company when a payment is made to the Contract. The amount will be a specified percentage of the payment.

SUB-ACCOUNT: a subdivision of the Variable Account investing exclusively in the shares of a corresponding investment portfolio of Delaware Group Premium Fund ("DGPF"), AIM Variable Insurance Funds ("AVIF"), The Alger American Fund ("Alger"), Alliance Variable Products Series Fund, Inc. ("Alliance"), Franklin Templeton Variable Insurance Products Trust ("FT VIP") and Pioneer Variable Contracts Trust ("Pioneer VCT").

SURRENDER VALUE: the Accumulated Value of the Contract on full surrender after application of any applicable Contract fee, surrender charge and rider charge.

UNDERLYING FUNDS (FUNDS): an investment portfolio of DGPF, AVIF, Alger, Alliance, FT VIP and Pioneer VCT in which a Sub-Account invests.

VALUATION DATE: a day on which the unit values of the Sub-Accounts are determined. Valuation Dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other days (other than a day during which no payment, withdrawal or surrender of a Contract was received) when there is a sufficient degree of trading in an Underlying Portfolio's portfolio securities such that the current unit value of the Sub-Accounts may be affected materially.

VARIABLE ACCOUNT: Separate Account VA-K, one of the Company's separate accounts, consisting of assets segregated from other assets of the Company. The investment performance of the assets of the Variable Account is determined separately from the other assets of the Company and the assets are not chargeable with liabilities arising out of any other business which the Company may conduct.

VARIABLE ANNUITY PAYOUT: an annuity payout option providing for payments varying in amount in accordance with the investment experience of certain of the Underlying Funds.

                          SUMMARY OF FEES AND EXPENSES

There are certain fees and expenses that you will incur directly or indirectly under the Contract. The purpose of the following tables is to help you understand these various charges. The tables show (1) charges under the Contract, (2) annual expenses of the Sub-Accounts, and (3) annual expenses of the Underlying Funds during the accumulation phase. In addition to the charges and expenses described below, premium taxes are applicable in some states and are deducted as described under "D. Premium Taxes" under CHARGES AND DEDUCTIONS.

                                                                COMPLETE YEARS
                                                                 FROM DATE OF
                                                                   PAYMENT        CHARGE
(1) CONTRACT CHARGES:                                           --------------    ------
                                                                 Less than 4       8.5%
                                                                 Less than 5       7.5%
                                                                 Less than 6       6.5%
                                                                 Less than 7       5.5%
                                                                 Less than 8       3.5%
                                                                 Less than 9       1.5%
                                                                  Thereafter        0
SURRENDER CHARGE:*
  During the accumulation phase, this charge may be assessed upon surrender, withdrawals or reversal of annuitization.
  The charge is a percentage of payments withdrawn (in
  excess of any amount that is free of surrender charge)
  within the indicated time period.

*From time to time, the Company may reduce or eliminate the surrender charge, the period during which it applies, or both, and/or credit additional amounts on Contracts when
Contracts are sold to individuals or groups in a manner that reduces sales expenses or where the Owner and Annuitant on the date of issue is within certain classes of eligible individuals. For more information see "Reduction or Elimination of Surrender Charge and
Additional Amounts Credited" under "E. Surrender Charge" in the CHARGES AND DEDUCTIONS section.

TRANSFER CHARGE:                                                                   None
  The Company currently does not charge for processing
  transfers and guarantees that the first 12 transfers in a
  Contract year will not be subject to a transfer charge.
  For each subsequent transfer, the Company reserves the
  right to assess a charge, guaranteed never to exceed $25,
  to reimburse the Company for the costs of processing the
  transfer.

ANNUAL CONTRACT FEE:                                                               $30
  During the accumulation phase,the fee is deducted annually and upon surrender when Accumulated Value is less than
  $75,000. The fee is waived for Contracts issued to and
  maintained by the trustee of a 401(k) plan.

OPTIONAL ENHANCED DEATH BENEFIT RIDER CHARGE:
  Under the following rider, 1/12th of the annual charge is
  deducted pro rata on a monthly basis at the end of each
  Contract month. The charge on an annual basis as a
  percentage of Accumulated Value for the Enhanced Death
  Benefit Rider With Annual Step-up is:                                           0.15%

WITHDRAWAL ADJUSTMENT CHARGE AFTER THE ANNUITY DATE:

If you are receiving annuity payments under the Payments Guaranteed for a Specified Number of Years annuity option, you may request withdrawals which will result in a calculation by the Company of the Present Value of future annuity payments. For withdrawals taken within 5 years of the Issue Date, the Assumed Investment Return ("AIR") you have chosen (in the case of a variable option) or the interest rate (in the case of a fixed option) used to determine the Present Value is increased by a 1.00% Withdrawal Adjustment Charge.

The increase to the AIR or the interest rate used to determine the Present Value results in a greater proportionate reduction in the number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option), than if the increase had not been made. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments. See "D. Variable Annuity Benefit Payments" and "F. Withdrawals After the Annuity Date" under ANNUITIZATION -- THE PAYOUT PHASE for additional information.

(2) ANNUAL SUB-ACCOUNT EXPENSES:
  (on an annual basis as a percentage of average daily net
  assets)
  Mortality and Expense Risk Charge:                                              1.25%
  Administrative Expense Charge:                                                  0.15%
                                                                                  ------
  Total Annual Expenses:                                                          1.40%

(3) ANNUAL UNDERLYING FUND EXPENSES: Total expenses of the Underlying Funds are not fixed or specified under the terms of the Contract and will vary from year to year. The levels of fees and expenses also vary among the Underlying Funds. The following table shows the expenses of the Underlying Funds as a percentage of average net assets for the year ended December 31, 2000, as adjusted for any material changes.

                                    MANAGEMENT FEE                  OTHER EXPENSES          TOTAL FUND
                                      (AFTER ANY                      (AFTER ANY        EXPENSES (AFTER ANY
FUND                              VOLUNTARY WAIVERS)   12B-1 FEES   REIMBURSEMENTS)   WAIVERS/REIMBURSEMENTS)
----                              ------------------   ----------   ---------------   -----------------------
DGPF Growth & Income Series.....         0.60%              --            0.11%            0.71%(2)
DGPF Devon Series...............         0.65%              --            0.12%            0.77%(2)
DGPF Growth Opportunities
 Series.........................         0.75%              --            0.07%            0.82%(2)
DGPF U. S. Growth Series........         0.61%              --            0.14%            0.75%(1)(2)
DGPF Select Growth Series.......         0.74%              --            0.06%            0.80%(1)(2)
DGPF Social Awareness Series....         0.70%              --            0.15%            0.85%(1)(2)
DGPF REIT Series................         0.64%              --            0.21%            0.85%(1)(2)
DGPF Small Cap Value Series.....         0.75%              --            0.10%            0.85%(2)
DGPF Trend Series...............         0.75%              --            0.07%            0.82%(2)
DGPF Technology and Innovation
 Series*
DGPF International Equity
 Series.........................         0.83%              --            0.12%            0.95%(1)(2)
DGPF Emerging Markets Series....         1.19%              --            0.28%            1.47%(1)(2)
DGPF Balanced Series............         0.65%              --            0.11%            0.76%(2)
DGPF Convertible Securities
 Series.........................         0.75%              --            0.08%            0.83%(2)
DGPF High Yield Series..........         0.65%              --            0.09%            0.74%(2)
DGPF Capital Reserves Series....         0.50%              --            0.26%            0.76%(2)
DGPF Strategic Income Series....         0.65%              --            0.15%            0.80%(2)
DGPF Cash Reserve Series........         0.45%              --            0.10%            0.55%(2)
DGPF Global Bond Series.........         0.75%              --            0.10%            0.85%(2)
AIM V.I. Growth Fund............         0.63%              --            0.10%            0.73%
AIM V.I. High Yield Fund........         0.35%              --            0.79%            1.14%(3)
AIM V.I. International Equity
 Fund...........................         0.75%              --            0.22%            0.97%
AIM V.I. Value Fund.............         0.61%              --            0.15%            0.76%
Alger American Leveraged AllCap
 Portfolio......................         0.85%              --            0.08%(4)         0.93%
Alger American MidCap Growth
 Portfolio......................         0.80%              --            0.05%            0.85%
Alger American Small
 Capitalization Portfolio.......         0.85%              --            0.05%            0.90%
Alliance Growth Portfolio
 (Class B)......................         0.75%            0.25%           0.12%            1.12%

                                    MANAGEMENT FEE                  OTHER EXPENSES          TOTAL FUND
                                      (AFTER ANY                      (AFTER ANY        EXPENSES (AFTER ANY
FUND                              VOLUNTARY WAIVERS)   12B-1 FEES   REIMBURSEMENTS)   WAIVERS/REIMBURSEMENTS)
----                              ------------------   ----------   ---------------   -----------------------
Alliance Growth and Income
 Portfolio (Class B)............         0.63%            0.25%           0.09%            0.97%
Alliance Premier Growth
 Portfolio (Class B)............         1.00%            0.25%           0.04%            1.29%
Alliance Technology Portfolio
 (Class B)......................         1.00%            0.25%           0.27%            1.52%(5)
Franklin Small Cap Fund
 (Class 2)......................         0.55%            0.25%           0.27%            1.07%(6)(7)
Mutual Shares Securities Fund
 (Class 2)......................         0.60%            0.25%           0.19%            1.04%(6)(8)
Templeton Growth Securities Fund
 (Class 2)......................         0.83%(9)         0.25%           0.05%            1.13%(6)(10)
Templeton International
 Securities Fund (Class 2)......         0.69%            0.25%           0.19%            1.13%(6)(11)
Pioneer Emerging Markets VCT
 Portfolio** (Class II).........         0.00%            0.25%           1.88%            2.13%(12)
Pioneer Mid-Cap Value VCT
 Portfolio** (Class II).........         0.65%            0.25%           0.11%            1.01%

* Standard Class shares of the DGPF Technology and Innovation Series commenced operations on September 1, 2000; therefore expenses shown are estimated and annualized.

** Class II shares of the Pioneer Emerging Markets VCT Portfolio and Pioneer Mid-Cap Value VCT Portfolio commenced operations on May 1, 2000; therefore, expenses shown are estimated and annualized.

(1)For the fiscal year ended December 31, 1999, before waiver and/or reimbursement by the investment adviser, total Series expenses as a percentage of average daily net assets were 0.81% for DGPF Select Growth Series, 0.90% for DGPF Social Awareness Series, 0.96% for DGPF REIT Series, 1.53% for DGPF Emerging Markets Series, 0.97% for DGPF International Equity Series and 0.79% for DGPF U.S. Growth Series.

(2)The investment adviser for the DGPF Growth & Income Series, DGPF Devon Series, DGPF Growth Opportunities Series, DGPF U.S. Growth Series, DGPF Select Growth Series, DGPF Social Awareness Series, DGPF REIT Series, DGPF Small Cap Value Series, DGPF Trend Series, DGPF Technology and Innovation Series, DGPF Balanced Series, DGPF Convertible Securities Series, DGPF High Yield, DGPF Capital Reserves Series, DGPF Strategic Income Series, and DGPF Cash Reserve Series is Delaware Management Company, a series of Delaware Management Business Trust ("Delaware Management").The investment adviser for the DGPF International Equity Series, DGPF Emerging Markets Series and the DGPF Global Bond Series is Delaware International Advisers Ltd. ("Delaware International"). Effective
May 1, 2000 through April 30, 2001, the investment advisers for the Series of DGPF have agreed voluntarily to waive their management fees and reimburse each Series for expenses to the extent that total expenses will not exceed 1.50% for the DGPF Emerging Markets Series; 0.95%for the DGPF International Equity Series; 0.85% for DGPF Growth Opportunities Series, DGPF Select Growth Series, DGPF Social Awareness Series, DGPF REIT Series, DGPF Technology and Innovation Series, DGPF Small Cap Value Series, DGPF Trend Series, DGPF Convertible Securities Series and DGPF Global Bond Series, 0.75% for DGPF U.S. Growth Series, and 0.80% for all other Series. The fee ratios shown above have been restated, if necessary, to reflect the new voluntary limitations which took effect on May 1, 2000. The declaration of a voluntary expense limitation does not bind the investment advisers to declare future expense limitations with respect to these Funds.

(3)Had there been no fee waivers or expense reimbursements, the Management Fee, Other Expenses and Total Fund Expenses would have been 0.63%, 0.79% and 1.42%, respectively.

(4)Included in "Other Expenses" of the Alger American Leveraged AllCap Portfolio is 0.01% of interest expense.

(5)From time to time, the Alliance Technology Portfolio's investment adviser, in its own discretion, may voluntarily waive all or part of its fees and/or voluntarily assume certain portfolio expenses. An expense cap of 1.20% which was in effect during 1999, is no longer in effect as of May 1, 2000. Therefore, the expenses shown in the above table have been restated to reflect current fees without the cap.

(6)The fund's class 2 distribution plan or 'rule 12b-1 plan' is described in the fund's prospectus.

(7)On 2/8/00, a merger and reorganization was approved that combined the assets of the Franklin Small Cap Fund with a similar fund of the Templeton Variable Products Series Fund, effective 5/1/00. On 2/28/00, fund shareholders approved new management fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and assets of the fund as of12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after May 1, 2000 would be estimated to be the same.

(8)On 2/8/00, a merger and reorganization was approved that combined the assets of the Mutual Shares Securities Fund with a similar fund of the Templeton Variable Products Series Fund, effective 5/1/00. The table shows total expenses based on the fund's assets as of 12/31/99, and not the assets of the combined fund.

(9)The fund administration fee is paid indirectly through the management fee.

(10)On 2/8/00, a merger and reorganization was approved that combined the assets of the Templeton Growth Securities Fund with a similar fund of the Templeton Variable Products Series Fund, effective 5/1/00. The table shows total expenses based on the fund's assets as of 12/31/99, and not the assets of the combined fund. However, if the table reflected combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 0.80%, 12b-1 Fees 0.25%, Other Expenses 0.05%, and Total Fund Expenses 1.10%.

(11)On 2/8/00, shareholders approved a merger and reorganization that combined the fund with the Templeton International Equity Fund, effective 5/1/00. The shareholders of that fund had approved new management fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and the assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as:
Management Fees 0.65%, 12b-1 Fees 0.25%, Other Expenses 0.20%, and Total Fund Expenses 1.10%.

(12)Fees and expenses reflect waivers/reimbursements currently applicable to the portfolio. As of May1, 2000, Pioneer Investment Management, Inc. has agreed voluntarily to limit its management fee and, if necessary, to limit other operating expenses of Class I shares to 1.75% of the Pioneer Emerging Markets VCT Portfolio's average daily net assets attributable to Class I shares. The portion of portfolio expenses attributable to Class II shares will be reduced only to the extent such expenses are reduced for Class I shares. This agreement is voluntary and temporary and may be revised or terminated at any time.

The Underlying Fund information above was provided by the Underlying Funds and was not independently verified by the Company.

EXPENSE EXAMPLES: The following examples demonstrate the cumulative expenses which an Owner would pay during the accumulation phase at 1-year, 3-year, 5-year, and 10-year intervals under certain contingencies. Each example assumes a $1,000 investment in a Sub-Account and a 5% annual return on assets and assumes that the Underlying Fund expenses listed above remain the same in each of the 1, 3, 5, and 10-year intervals. As required by rules of the Securities and Exchange Commission ("SEC"), the Contract fee is reflected in the examples by a method designed to show the "average" impact on an investment in the Variable Account. The total Contract fees collected are divided by the total average net assets attributable to the Contracts. The resulting percentage is 0.04%, and the amount of the Contract fee is assumed to be $0.40 in the examples. The Contract fee is only deducted when the Accumulated Value is less than $75,000. Lower costs apply to Contracts owned and maintained under a 401(k) plan. Because the expenses of the Underlying Funds differ, separate examples are used to illustrate the expenses incurred by an Owner on an investment in the various Sub-Accounts.

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

(1)(a) If, at the end of the applicable time period, you surrender your Contract, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets, and no Rider.

WITH SURRENDER CHARGE                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
---------------------                                         ------    -------    -------    --------
DGPF Growth & Income Series................................
DGPF Devon Series..........................................
DGPF Growth Opportunities Series...........................
DGPF U.S. Growth Series....................................
DGPF Select Growth Series..................................
DGPF Social Awareness Series...............................
DGPF REIT Series...........................................
DGPF Small Cap Value Series................................
DGPF Trend Series..........................................
DGPF Technology and Innovation Series......................
DGPF International Equity Series
DGPF Emerging Markets Series...............................
DGPF Balanced Series.......................................
DGPF Convertible Securities Series.........................
DGPF High Yield Series.....................................
DGPF Capital Reserves Series...............................
DGPF Strategic Income Series...............................
DGPF Cash Reserve Series...................................
DGPF Global Bond Series....................................
AIM V.I. Growth Fund.......................................
AIM V.I. High Yield Fund
AIM V.I. International Equity Fund.........................
AIM V.I. Value Fund........................................
Alger American Leveraged AllCap Portfolio..................
Alger American MidCap Growth Portfolio.....................
Alger American Small Capitalization Portfolio..............
Alliance Growth Portfolio..................................
Alliance Growth and Income Portfolio.......................
Alliance Premier Growth Portfolio..........................
Alliance Technology Portfolio..............................
Franklin Small Cap Fund....................................
Mutual Shares Securities Fund..............................
Templeton Growth Securities Fund...........................
Templeton International Securities Fund....................
Pioneer Emerging Markets VCT Portfolio.....................
Pioneer Mid-Cap Value VCT Portfolio........................

(1)(b) If, at the end of the applicable time period, you surrender your Contract, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets and election at issue of the Enhanced Death Benefit Rider With Annual Step-Up.

WITH SURRENDER CHARGE                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
---------------------                                         ------    -------    -------    --------
DGPF Growth & Income Series................................
DGPF Devon Series..........................................
DGPF Growth Opportunities Series...........................
DGPF U.S. Growth Series....................................
DGPF Select Growth Series..................................
DGPF Social Awareness Series...............................
DGPF REIT Series...........................................
DGPF Small Cap Value Series................................
DGPF Trend Series..........................................
DGPF Technology and Innovation Series......................
DGPF International Equity Series...........................
DGPF Emerging Markets Series...............................
DGPF Balanced Series.......................................
DGPF Convertible Securities Series.........................
DGPF High Yield Series.....................................
DGPF Capital Reserves Series...............................
DGPF Strategic Income Series...............................
DGPF Cash Reserve Series...................................
DGPF Global Bond Series....................................
AIM V.I. Growth Fund.......................................
AIM V.I. High Yield Fund...................................
AIM V.I. International Equity Fund.........................
AIM V.I. Value Fund........................................
Alger American Leveraged AllCap Portfolio..................
Alger American MidCap Growth Portfolio.....................
Alger American Small Capitalization Portfolio..............
Alliance Growth Portfolio..................................
Alliance Growth and Income Portfolio.......................
Alliance Premier Growth Portfolio..........................
Alliance Technology Portfolio..............................
Franklin Small Cap Fund....................................
Mutual Shares Securities Fund..............................
Templeton Growth Securities Fund...........................
Templeton International Securities Fund....................
Pioneer Emerging Markets VCT Portfolio.....................
Pioneer Mid-Cap Value VCT Portfolio........................

(2)(a) If, at the end of the applicable time period, you do not surrender your Contract or you annuitize, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets, and no Rider.

WITHOUT SURRENDER CHARGE                                      1 YEAR    3 YEARS    5 YEARS    10 YEARS
------------------------                                     --------   --------   --------   --------
DGPF Growth & Income Series
-----------------------------------------------------------
DGPF Devon Series..........................................
DGPF Growth Opportunities Series...........................
DGPF U.S. Growth Series....................................
DGPF Select Growth Series..................................
DGPF Social Awareness Series...............................
DGPF REIT Series...........................................
DGPF Small Cap Value Series................................
DGPF Trend Series..........................................
DGPF Technology and Innovation Series......................
DGPF International Equity Series...........................
DGPF Emerging Markets Series...............................
DGPF Balanced Series.......................................
DGPF Convertible Securities Series.........................
DGPF High Yield Series.....................................
DGPF Capital Reserves Series...............................
DGPF Strategic Income Series...............................
DGPF Cash Reserve Series...................................
DGPF Global Bond Series....................................
AIM V.I. Growth Fund.......................................
AIM V.I. High Yield Fund...................................
AIM V.I. International Equity Fund.........................
AIM V.I. Value Fund........................................
Alger American Leveraged AllCap Portfolio..................
Alger American MidCap Growth Portfolio.....................
Alger American Small Capitalization Portfolio..............
Alliance Growth Portfolio..................................
Alliance Growth and Income Portfolio.......................
Alliance Premier Growth Portfolio..........................
Alliance Technology Portfolio..............................
Franklin Small Cap Fund....................................
Mutual Shares Securities Fund..............................
Templeton Growth Securities Fund...........................
Templeton International Securities Fund....................
Pioneer Emerging Markets VCT Portfolio.....................
Pioneer Mid-Cap Value VCT Portfolio........................

(2)(b) If, at the end of the applicable time period, you do not surrender your Contract or you annuitize, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets and election at issue of the Enhanced Death Benefit Rider With Annual Step-Up.

WITHOUT SURRENDER CHARGE                                      1 YEAR    3 YEARS    5 YEARS    10 YEARS
------------------------                                     --------   --------   --------   --------
DGPF Growth & Income Series
DGPF Devon Series..........................................
DGPF Growth Opportunities Series...........................
DGPF U.S. Growth Series....................................
DGPF Select Growth Series..................................
DGPF Social Awareness Series...............................
DGPF REIT Series...........................................
DGPF Small Cap Value Series................................
DGPF Trend Series..........................................
DGPF Technology and Innovation Series......................
DGPF International Equity Series...........................
DGPF Emerging Markets Series...............................
DGPF Balanced Series.......................................
DGPF Convertible Securities Series.........................
DGPF High Yield Series.....................................
DGPF Capital Reserves Series...............................
DGPF Strategic Income Series...............................
DGPF Cash Reserve Series...................................
DGPF Global Bond Series....................................
AIM V.I. Growth Fund.......................................
AIM V.I. High Yield Fund...................................
AIM V.I. International Equity Fund.........................
AIM V.I. Value Fund........................................
Alger American Leveraged AllCap Portfolio..................
Alger American MidCap Growth Portfolio.....................
Alger American Small Capitalization Portfolio..............
Alliance Growth Portfolio..................................
Alliance Growth and Income Portfolio.......................
Alliance Premier Growth Portfolio..........................
Alliance Technology Portfolio..............................
Franklin Small Cap Fund....................................
Mutual Shares Securities Fund..............................
Templeton Growth Securities Fund...........................
Templeton International Securities Fund....................
Pioneer Emerging Markets VCT Portfolio.....................
Pioneer Mid-Cap Value VCT Portfolio........................

                          SUMMARY OF CONTRACT FEATURES

WHAT IS THE DELAWARE GOLDEN MEDALLION VARIABLE ANNUITY?

The Delaware Golden Medallion variable annuity contract or certificate ("Contract") is an insurance contract designed to help you, the Owner, accumulate assets for your retirement or other important financial goals on a tax-deferred basis. The Contract may be purchased up to age 85 of the oldest Owner or, if the Owner is not a natural person, the oldest Annuitant. The Contract combines the concept of professional money management with the attributes of an annuity contract. Features available through the Contract include:

    - a customized investment portfolio;

    - a Fixed Account;

    - Guarantee Period Accounts;

    - a Payment Credit equal to 4% of your payment, added to the Contract's Accumulated Value as soon as your payment is applied;

    - experienced professional investment advisers;

    - tax deferral on earnings;

    - guarantees that can protect your family;

    - withdrawals during the accumulation and annuitization phases; and

    - income that you can receive for life.

The Contract has two phases: an accumulation phase and, if you choose to annuitize, an annuity payout phase (described below). During the accumulation phase, you may allocate your initial payment and any additional payments you choose to make among the Sub-Accounts investing in the investment portfolios (Underlying Funds) and to the Fixed Account (collectively "the investment options.") You select the investment options most appropriate for your investment needs. As those needs change, you may also change your allocation without incurring any tax consequences. Your Contract's Accumulated Value is based on the investment performance of the Underlying Funds and any accumulations in the Fixed Account. You do not pay taxes on any earnings under the Contract until you withdraw money. In addition, during the accumulation phase, your beneficiaries receive certain protections in the event of your death. See discussion below: WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?

WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?

If you or a Joint Owner dies before the Annuity Date, a standard death benefit will be paid to the beneficiary. (No death benefit is payable at the death of any Annuitant except when the Owner is not a natural person.) Three optional Enhanced Death Benefit Riders are also available at issue for a separate monthly charge. See "G. Death Benefit" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

WHAT HAPPENS IN THE ANNUITY PAYOUT PHASE?

During the annuity payout phase, you, or the payee you designate, can receive income based on one of the numerous annuity payout options available under the Contract. You choose:

    - the annuity payout option;

    - the date annuity benefit payments begin but no earlier than one year after the Issue Date; and

    - whether you want variable annuity benefit payments based on the investment performance of the Underlying Funds, fixed-amount annuity benefit payments with payment amounts guaranteed by the Company, or a combination of fixed-amount and variable annuity benefit payments; and

    - whether you want certain protections provided under optional riders.

If you select a period certain option with payments guaranteed for a specified number of years, you may also take withdrawals during the annuity payout phase. Under this annuity payout option, the Owner may make multiple Present Value Withdrawals each calendar year. For more information, see "F. Withdrawals After the Annuity Date" under ANNUITIZATION -- THE PAYOUT PHASE. In addition, if you choose a variable payout option, you may transfer among the available Sub-Accounts.

WHO ARE THE KEY PERSONS UNDER THE CONTRACT?

The Contract is between you, (the "Owner"), and us, First Allmerica Financial Life Insurance Company. Each Contract has an Owner (or an Owner and a Joint Owner), an Annuitant (or an Annuitant and a Joint Annuitant) and one or more beneficiaries. As Owner, you may:

    - make payments

    - choose investment allocations

    - choose annuity payout options

    - receive annuity benefit payments (or designate someone else to receive annuity benefit payments)

    - select the Annuitant and beneficiary.

The Annuitant is the person whose life is used to determine the duration of annuity benefit payments involving a life contingency. There must be at least one Annuitant at all times. If an Annuitant dies and a replacement is not named, the Owner will become the new Annuitant. The beneficiary is the person(s) or entity entitled to the death benefit at the death of a sole Owner prior to the Annuity Date. In the case of the death of a Joint Owner, the surviving Joint Owner will receive the death benefit. Under certain circumstances, the beneficiary may be entitled to annuity benefit payments upon the death of an Owner on or after the Annuity Date.

HOW MUCH CAN I INVEST AND HOW OFTEN?

During the Accumulation Phase, you may make additional payments. Total payments under the Contract can exceed $5,000,000 only with the Company's prior approval. The number and frequency of your payments are flexible, subject only to a $600 minimum ($1,000 in Washington) for your initial payment and a $50 minimum for any additional payments. A lower initial payment is permitted for certain qualified plans and where monthly payments are being forwarded directly from a financial institution.

Each time you make a payment, you will immediately receive a Payment Credit equal to 4% of your payment. This Payment Credit will be immediately invested along with your payment. However, if you cancel the Contract under its "Right to Examine" provision, your refund will be reduced by the amount of the Payment Credit. For more information, see "D. Right to Cancel" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

WHAT ARE MY INVESTMENT CHOICES?

You may choose among the Sub-Accounts investing in the Underlying Funds and the Fixed Account.

THE VARIABLE ACCOUNT. You have the choice of Sub-Accounts investing in the following Underlying Funds:

DGPF Growth & Income Series                  DGPF Global Bond Series
DGPF Devon Series                            AIM V.I. Growth Fund
Growth Opportunities Series                  AIM V.I. High Yield Fund
DGPF U.S. Growth Series                      AIM V.I. International Equity Fund
DGPF Select Growth Series                    AIM V.I. Value Fund
DGPF Social Awareness Series                 Alger American Leveraged AllCap Portfolio
DGPF REIT Series                             Alger American MidCap Growth Portfolio
DGPF Small Cap Value Series                  Alger American Small Capitalization
                                             Portfolio
DGPF Trend Series                            Alliance Growth Portfolio
DGPF Technology and Innovation Series        Alliance Growth and Income Portfolio
DGPF International Equity Series             Alliance Premier Growth Portfolio
DGPF Emerging Markets Series                 Alliance Technology Portfolio
DGPF Balanced Series                         Franklin Small Cap Fund
DGPF Convertible Securities Series           Mutual Shares Securities Fund
DGPF High Yield Series                       Templeton Growth Securities Fund
DGPF Capital Reserves Series                 Templeton International Securities Fund
DGPF Strategic Income Series                 Pioneer Emerging Markets VCT Portfolio
DGPF Cash Reserve Series                     Pioneer Mid-Cap Value VCT Portfolio

Each Underlying Fund operates pursuant to different investment objectives, and this range of investment options enables you to allocate your money among the Underlying Funds to meet your particular investment needs. For a more detailed description of the Underlying Funds, see INVESTMENT OBJECTIVES AND POLICIES.

FIXED ACCOUNT. The Fixed Account is part of the General Account, which consists of all the Company's assets other than those allocated to the Variable Account and any other separate account. Allocations to the Fixed Account are guaranteed as to principal and a minimum rate of interest. Additional excess interest may be declared periodically at the Company's discretion. The initial rate in effect on the date an amount is allocated to the Fixed Account will be guaranteed for one year from that date. For more information about the Fixed Account, see APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT.

WHO ARE THE INVESTMENT ADVISERS OF THE UNDERLYING FUNDS?

Delaware Management Company, a series of Delaware Management Business Trust ("Delaware Management") is the investment adviser for the DGPF Growth & Income Series, DGPF Devon Series, DGPF Growth Opportunities Series, DGPF U. S. Growth Series, DGPF Select Growth Series, DGPF Social Awareness Series, DGPF REIT Series, DGPF Small Cap Value Series, DGPF Trend Series, DGPF Technology and Innovation Series, DGPF Balanced Series, DGPF Convertible Securities Series, DGPF High Yield Series, DGPF Capital Reserves Series, DGPF Strategic Income Series, and DGPF Cash Reserve Series. The investment adviser for the DGPF International Equity Series, DGPF Emerging Markets Series and the DGPF Global Bond Series is Delaware International Advisers Ltd. ("Delaware International"). A I M Advisors, Inc. is the investment adviser for the AIM V.I. Growth Fund, AIM V.I. High Yield Fund, AIM V.I. International Equity Fund and AIM V.I. Value Fund of AIM Variable Insurance Funds. The investment adviser of the Alger American Leveraged AllCap Portfolio, Alger American MidCap Growth Portfolio and Alger American Small Capitalization Portfolio is Fred Alger Management,Inc. Alliance Capital Management, L.P. serves as the investment adviser to the Alliance Growth Portfolio, Alliance Growth and Income Portfolio, Alliance Premier Growth Portfolio and Alliance Technology Portfolio of Alliance Variable Products SeriesFund, Inc. The investment adviser for Franklin Small Cap Fund is Franklin Advisers, Inc. The investment adviser to the Mutual Shares Securities Fund is Franklin Mutual Advisers, LLC. Templeton Global Advisors Limited is the investment adviser for the Templeton Growth Securites Fund. Templeton Investment Counsel, Inc. is the investment adviser of the Templeton International Securities Fund. Pioneer Investment Management, Inc. is the investment adviser to the Pioneer Emerging Markets VCT Portfolio and Pioneer Mid-Cap Value VCT Portfolio.

CAN I MAKE TRANSFERS AMONG THE INVESTMENT OPTIONS?

Yes. During the accumulation phase, you may transfer among the Sub-Accounts investing in the Underlying Funds and the Fixed Account. On and after the Annuity Date, if you have elected a variable option, you may transfer only among the Sub-Accounts. You will incur no current taxes on transfers while your money remains in the Contract. See "E. Transfer Privilege" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and "E. Transfers of Annuity Units" under ANNUITIZATION -- THE PAYOUT PHASE.

The first 12 transfers in a Contract year are guaranteed to be free of a transfer charge. For each subsequent transfer in a Contract year, the Company does not currently charge but reserves the right to assess a processing charge guaranteed never to exceed $25.

If you authorize automatic periodic transfers (under an Asset Allocation Model Reallocation program, Automatic Transfers program (Dollar Cost Averaging) or Automatic Account Rebalancing program), the first automatic transfer or rebalancing under a request counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request is without charge and does not reduce the remaining number of transfers which may be made free of charge in that Contract year.

WHAT IF I NEED MY MONEY BEFORE THE ANNUITY PAYOUT PHASE BEGINS?

Before the annuity payout phase begins, you may surrender your Contract or make withdrawals at any time. A 10% tax penalty may apply on all amounts deemed to be earnings if you are under age 59 1/2. Each calendar year, you can withdraw without a surrender charge the Withdrawal Without Surrender Charge Amount. The Withdrawal Without Surrender Charge Amount in each calendar year will be the greater of:

    (1) 100% of Cumulative Earnings (excluding Payment Credits); or

    (2) 15% of the Gross Payment Base. When the first withdrawal is taken, the Gross Payment Base is equal to total payments made to the Contract. When subsequent withdrawals are taken, the Gross Payment Base reduces.

For a detailed discussion of how the Withdrawal Without Surrender Charge Amount is calculated, please see CHARGES AND DEDUCTIONS, "E. Surrender Charge."

Each calendar year, the Owner of a qualified Contract or a Contract issued under a Section 457 Deferred Compensation Plan may take without a surrender charge the Withdrawal Without Surrender Charge Amount described above or, if greater, an amount calculated by the Company based on his or her life expectancy.

In addition, WHERE PERMITTED BY LAW, you may withdraw all or a portion of your money without a surrender charge if, after the Contract is issued and before you attain age 65, you become disabled.

Additional amounts may be withdrawn at any time. However, the withdrawal of payments that have not been invested in the Contract for more than nine years may be subject to a surrender charge.

CAN I EXAMINE THE CONTRACT?

Yes. Your Contract will be delivered to you after your purchase. If you return the Contract to the Company within ten days of receipt, the Contract will be cancelled. There may be a longer period in certain jurisdictions; see the "Right to Examine" provision on the cover of your Contract.

If you cancel the Contract, you will receive the Contract's Accumulated Value plus any fees or charges that may have been deducted, less the Payment Credit(s). However, if required in your state or if the Contract was issued as an Individual Retirement Annuity (IRA), you will generally receive a refund of your gross payment(s). In certain jurisdictions this refund may be the greater of (1) your gross payment(s) or (2) the Accumulated Value plus any fees or charges previously deducted, less any Payment Credit(s). See "D. Right to Cancel" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

Each time you make a payment, you will receive a Payment Credit equal to 4% of the payment. The Payment Credit will be immediately invested along with your payment. However, if you cancel the Contract under its "Right to Examine" provision, your refund will be reduced by the amount of the Payment Credit(s). If the "Right to Examine" provision in your state provides that you will receive the Accumulated Value of the Contract (adjusted as described above), this means that you receive any gains and bear any losses attributable to the Payment Credit. For more information, see "D. Right to Cancel" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

You can make several changes after receiving your Contract:

    - You may assign your ownership to someone else, except under certain qualified plans.

    - You may change the beneficiary, unless you have designated an irrevocable beneficiary.

    - You may change your allocation of payments.

    - You may make transfers among the Sub-Accounts without any tax consequences.

    - You may cancel your Contract within ten days of delivery (or longer if required by state law).

                DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT
                    AND THE UNDERLYING INVESTMENT COMPANIES

THE COMPANY. The Company, organized under the laws of Massachusetts in 1844, is the fifth oldest life insurance company in America. Effective October 16, 1995, the Company converted from a mutual life insurance company known as State Mutual Life Assurance Company of America to a stock life insurance company and adopted its present name. As of December 31, 2000, the Company and its subsidiaries had over $2X billion in combined assets and over $4X billion of life insurance in force. The Company is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). The Company's Principal Office is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone 508-855-1000 ("Principal Office").

The Company is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

The Company is a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that covers the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness, and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE VARIABLE ACCOUNT. The Company maintains a separate account referred to as Separate Account VA-K (the "Variable Account"). The Variable Account was authorized by vote of the Board of Directors of the Company on November 1, 1990. The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("the 1940 Act"). This registration does not involve the supervision or management of investment practices or policies of the Variable Account or the Company by the SEC.

Each Sub-Account invests in a corresponding investment portfolio. The assets used to fund the variable portions of the Contract are set aside in the Sub-Accounts of the Variable Account, and are kept separate and apart from the general assets of the Company. Each Sub-Account is administered and accounted for as part of the general business of the Company. The income, capital gains or capital losses of each Sub-Account, however, are allocated to each Sub-Account, without regard to any other income, capital gains or capital losses of the Company. Obligations under the Contract are obligations of the Company. Under Massachusetts law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of the Company.

The Company reserves the right, subject to compliance with applicable law, to change the names of the Variable Account and the Sub-Accounts. The Company may offer other variable annuity contracts investing in the Variable Account which are not discussed in this Prospectus. The Variable Account also may invest in other underlying funds which are not available to the Contracts described in this Prospectus.

THE UNDERLYING INVESTMENT COMPANIES

DELAWARE GROUP PREMIUM FUND. Delaware Group Premium Fund ("DGPF") is an open-end, diversified management investment company registered with the SEC under the 1940 Act. Such registration does not involve supervision by the SEC of the investments or investment policy of DGPF or its separate investment series. DGPF was established to serve as an investment vehicle for various separate accounts supporting variable insurance contracts. DGPF currently has 19 investment portfolios, each issuing a series of shares ("Series"): DGPF
Growth & Income Series, DGPF Devon Series, DGPF Growth Opportunities Series, DGPF U. S. Growth Series, DGPF Select Growth Series, DGPF Social Awareness Series, DGPF REIT Series, DGPF Small Cap Value Series, DGPF Trend Series, DGPF Technology and Innovation Series, DGPF International Equity Series, DGPF Emerging Markets Series, DGPF Balanced Series, DGPF Convertible Securities Series,

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DGPF High Yield Series, DGPF Capital Reserves Series, DGPF Strategic Income
Series, DGPF Cash Reserve Series, and DGPF Global Bond Series. The assets of each Series are held separate from the assets of the other Series. Each Series operates as a separate investment vehicle, and the income or losses of one Series have no effect on the investment performance of another Series. Shares of the Series are not offered to the general public but solely to separate accounts of life insurance companies.

The investment adviser for the DGPF Growth & Income Series, DGPF Devon Series, DGPF Growth Opportunities Series, DGPF U. S. Growth Series, DGPF Select Growth Series, DGPF Social Awareness Series, DGPF REIT Series, DGPF Small Cap Value Series, DGPF Trend Series, DGPF Technology and Innovation Series, DGPF Balanced Series, DGPF Convertible Securities Series, DGPF High Yield Series, DGPF Capital Reserves Series, DGPF Strategic Income Series, and DGPF Cash Reserve Series is Delaware Management Company, a series of Delaware Management Business Trust ("Delaware Management"). The investment adviser for the DGPF International Equity Series, DGPF Emerging Markets Series and the DGPF Global Bond Series is Delaware International Advisers Ltd. ("Delaware International").

AIM VARIABLE INSURANCE FUNDS. AIM Variable Insurance Funds ("AVIF"), an open-end, series, management investment company, was organized as a Maryland corporation on January 22, 1993, changed to a Delaware business trust on May 1, 2000, and is registered with the SEC under the 1940 Act. The investment adviser for the AIM V.I. Growth Fund, AIM V.I. High Yield Fund, AIM V.I. International Equity Fund, and AIM V.I. Value Fund is A I M Advisors, Inc. ("AIM"). AIM was organized in 1976, and, together with its subsidiaries, manages or advises over 120 investment company portfolios encompassing a broad range of investment objectives.

THE ALGER AMERICAN FUND. The Alger American Fund ("Alger"), is an open-end, diversified management investment company established as a Massachusetts business trust on April 6, 1988 and registered with the SEC under the 1940 Act. The investment adviser for the Alger American Leveraged AllCap Portfolio, Alger American MidCap Growth Portfolio, and Alger American Small Capitalization Portfolio is Fred Alger Management, Inc.

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.  Alliance Variable Products
Series Fund, Inc. ("Alliance") is registered with the SEC as an open-end, management investment company. Four of its separate investment portfolios are currently available under the Contract. Alliance Capital Management, L.P. ("Alliance Capital"), serves as the investment adviser to Alliance. Alliance Capital Management Corporation, the sole general partner of Alliance Capital, is an indirect wholly owned subsidiary of The Equitable Life Assurance Society of the United States, which is in turn a wholly owned subsidiary of the Equitable Companies Incorporated, a holding company which is controlled by AXA, a French insurance holding company.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST. Franklin Templeton Variable Insurance Products Trust ("FT VIP") and the funds' investment managers and their affiliates manage over $2XX billion (as of December 31, 2000) in assets. In 1992, Franklin joined forces with Templeton, a pioneer in international investing. The Mutual Advisers organization became part of the Franklin Templeton organization four years later. The investment adviser to the Franklin Small Cap Fund is Franklin Advisers, Inc. Franklin Mutual Advisers, LLC is the investment adviser to the Mutual Shares Securities Fund. Templeton Global Advisors Limited is the investment adviser to the Templeton Growth Securities Fund. Templeton Investment Counsel, Inc. is the investment adviser to the Templeton International Securities Fund.

PIONEER VARIABLE CONTRACTS TRUST. Pioneer Variable Contracts Trust ("Pioneer VCT") is an open-end, management investment company registered with the SEC under the 1940 Act. Pioneer Investment Management, Inc. ("Pioneer") is the investment adviser to the Pioneer Emerging Markets VCT Portfolio and Pioneer Mid-Cap Value VCT Portfolio. Pioneer also provides investment research and portfolio management services to a number of other retail mutual funds and certain institutional clients. Pioneer is a wholly owned subsidiary of The Pioneer Group, Inc. ("PGI"). PGI, established in 1928, is one of America's oldest investment managers and has its principal place of business at 60 State Street, Boston, Massachusetts.

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                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of each of the Underlying Funds is set forth below. MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE UNDERLYING FUNDS, AND OTHER RELEVANT INFORMATION REGARDING THE UNDERLYING INVESTMENT COMPANIES MAY BE FOUND IN THE PROSPECTUSES FOR THE UNDERLYING FUNDS, WHICH ACCOMPANY THIS PROSPECTUS. PLEASE READ THEM CAREFULLY BEFORE INVESTING. Also, the Statements of Additional Information ("SAI") for the Underlying Funds are available upon request. There can be no assurance that the investment objectives of the Underlying Funds can be achieved or that the value of the Contract will equal or exceed the aggregate amount of payments made under the Contract.

DELAWARE GROUP PREMIUM FUND:

DGPF GROWTH & INCOME SERIES -- seeks the highest possible total rate of return by selecting issues that exhibit the potential for capital appreciation while providing higher than average dividend income.

DGPF DEVON SERIES -- seeks current income and capital appreciation. It seeks to achieve its objective by investing primarily in income-producing common stocks, with a focus on common stocks that the investment manager believes exhibit the potential for above-average dividend increases over time.

DGPF GROWTH OPPORTUNITIES SERIES -- seeks long-term capital appreciation by investing its assets in a diversified portfolio of securities exhibiting the potential for significant growth. This Series formerly was known as the DelCap Series.

DGPF U.S. GROWTH SERIES -- seeks to achieve maximum capital appreciation.

DGPF SELECT GROWTH SERIES -- seeks to provide long-term capital appreciation which the Fund attempts to achieve by investing primarily in equity securities of companies which the investment manager believes have the potential for high earnings growth. This Series formerly was known as the Aggressive Growth Series.

DGPF SOCIAL AWARENESS SERIES -- seeks to achieve long-term capital appreciation. It seeks to achieve its objective by investing primarily in equity securities of medium- to large-sized companies expected to grow over time that meet the Series' "Social Criteria" strategy.

DGPF REIT SERIES -- seeks to achieve maximum long-term total return. Capital appreciation is a secondary objective. It seeks to achieve its objective by investing in securities of companies primarily engaged in the real estate industry.

DGPF SMALL CAP VALUE SERIES -- seeks capital appreciation by investing in small-to- mid cap common stocks whose market value appears low relative to their underlying value or future earnings and growth potential. Emphasis also will be placed on securities of companies that temporarily may be out of favor or whose value is not yet recognized by the market.

DGPF TREND SERIES -- seeks long-term capital appreciation by investing primarily in small-cap common stocks and convertible securities of emerging and other growth-oriented companies. These securities will have been judged to be responsive to changes in the marketplace and to have fundamental characteristics to support growth. Income is not an objective.

DGPF TECHNOLOGY AND INNOVATION SERIES -- seeks to provide long-term capital growth.

DGPF INTERNATIONAL EQUITY SERIES -- seeks long-term growth without undue risk to principal by investing primarily in equity securities of foreign issuers providing the potential for capital appreciation and income.

DGPF EMERGING MARKETS SERIES -- seeks to achieve long-term capital appreciation. It seeks to achieve its objective by investing primarily in equity securities of issuers located or operating in emerging countries. The Series is an international fund. As such, under normal market conditions, at least 65% of the Series' assets will be invested in equity securities of issuers organized or having a majority of their assets or deriving a majority of their operating income in at least three countries that are considered to be emerging or developing.

DGPF BALANCED SERIES -- seeks a balance of capital appreciation, income and preservation of capital. It uses a dividend-oriented valuation strategy to select securities issued by established companies that are believed to demonstrate potential for income and capital growth. This Series formerly was known as Delaware Balanced Series.

DGPF CONVERTIBLE SECURITIES SERIES -- seeks a high level of total return on its assets through a combination of capital appreciation and current income by investing primarily in convertible securities, which may include privately placed convertible securities.

DGPF HIGH YIELD SERIES -- seeks total return and, as a secondary objective, high current income. The Series invests in rated and unrated corporate bonds (including high-yield bonds commonly known as "junk bonds"), foreign bonds, U.S. government securities and commercial paper. Please read the Series' prospectus disclosure regarding the risk factors before investing in this Series. This Series formerly was known as Delchester Series.

DGPF CAPITAL RESERVES SERIES -- seeks a high, stable level of current income while minimizing fluctuations in principal by investing in a diversified portfolio of short- and intermediate-term securities.

DGPF STRATEGIC INCOME SERIES -- seeks high current income and total return. It seeks to achieve its objective by using a multi-sector investment approach, investing primarily in three sectors of the fixed-income securities market: high yield, higher-risk securities; investment grade fixed-income securities; and foreign government and other foreign fixed-income securities. The Series also may invest in U.S. equity securities.

DGPF CASH RESERVE SERIES -- a money market fund which seeks the highest level of income consistent with the preservation of capital and liquidity through investments in short-term money market instruments.

DGPF GLOBAL BOND SERIES -- seeks current income consistent with preservation of principal by investing primarily in fixed-income securities that also may provide the potential for capital appreciation. At least 65% of the Series' assets will be invested in fixed-income securities of issuers organized or having a majority of their assets in or deriving a majority of the operating income in at least three different countries, one of which may be the United States.

AIM VARIABLE INSURANCE FUNDS:

AIM V.I. GROWTH FUND -- seeks to provide growth of capital primarily by investing in seasoned and better capitalized companies considered to have strong earnings momentum.

AIM V.I. HIGH YIELD FUND -- seeks to achieve a high level of current income. The Fund seeks to meet this objective by investing at least 65% of the value of its assets in publicly traded, lower-quality debt securities, i.e., "junk bonds".

AIM V.I. INTERNATIONAL EQUITY FUND -- seeks to provide long-term growth of capital by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum.

AIM V.I. VALUE FUND -- seeks to achieve long-term growth of capital by investing primarily in equity securities judged by the fund's investment advisor to be undervalued relative to the investment advisor's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective.

THE ALGER AMERICAN FUND:

ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO -- seeks long-term capital appreciation. Under normal circumstances, the Portfolio invests in the equity securities of companies of any size that demonstrate promising growth potential.

ALGER AMERICAN MIDCAP GROWTH PORTFOLIO -- seeks long-term capital appreciation. The Portfolio focuses on midsize companies with promising growth potential.

ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO -- seeks long-term capital appreciation. The Portfolio focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace.

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.:

ALLIANCE GROWTH PORTFOLIO (CLASS B) -- seeks to provide long-term growth of capital. Current income is only an incidental consideration.

ALLIANCE GROWTH AND INCOME PORTFOLIO (CLASS B) -- seeks reasonable current income and reasonable appreciation through investments primarily in dividend-paying common stocks of good quality.

ALLIANCE PREMIER GROWTH PORTFOLIO (CLASS B) -- seeks growth of capital by pursuing aggressive investment policies.

ALLIANCE TECHNOLOGY PORTFOLIO (CLASS B) -- seeks growth of capital and invests for capital appreciation. Current income is only an incidental consideration.

FRANKIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST:

FRANKLIN SMALL CAP FUND (CLASS 2) -- seeks long-term capital growth. The fund invests primarily in equity securities of small cap U.S. companies.

MUTUAL SHARES SECURITIES FUND (CLASS 2) -- seeks capital appreciation. Its secondary goal is income. The fund invests primarily in equity securities of companies the manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value).

TEMPLETON GROWTH SECURITIES FUND (CLASS 2) -- seeks long-term capital growth. The fund invests primarily in the equity securities of companies located anywhere in the world, including the U.S. and emerging markets.

TEMPLETON INTERNATIONAL SECURITIES FUND (CLASS 2) -- seeks long-term capital growth. The fund invests in the equity securities of companies located outside the U.S., including emerging markets.

PIONEER VARIABLE CONTRACTS TRUST:

PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS II) -- seeks long-term growth of capital. The Portfolio invests primarily in securities of issuers in countries with emerging economies or securities markets and related depositary receipts.

PIONEER MID-CAP VALUE VCT PORTFOLIO (CLASS II) -- seeks capital appreciation through a diversified portfolio of securities consisting primarily of common stocks.

If there is a material change in the investment policy of a Sub-Account or the Fund in which it invests, the Owner will be notified of the change. If the Owner has values allocated to that Sub-Account, the Company will transfer it without charge on written request by the Owner to another Sub-Account or to the Fixed Account. The Company must receive such written request within 60 days of the later of (1) the effective date of the change in the investment policy, or
(2) the receipt of the notice of the Owner's right to transfer.

                            PERFORMANCE INFORMATION

This Contract was first offered to the public in 2001. However, in order to help people understand how investment performance can affect money invested in the Sub-Accounts, the Company may advertise "total return" and "average annual total return" performance information based on (1) the periods that the Sub-Accounts have been in existence and (2) the periods that the Underlying Funds have been in existence. Performance results in Tables 1A and 2A reflect the applicable deductions for the Contract fee, Sub-Account charges and Underlying Fund charges under this Contract and also assume that the Contract is surrendered at the end of the applicable period. Performance results in Tables 1B and 2B do not include the Contract fee and assume that the Contract is not surrendered at the end of the applicable period. Neither set of tables includes the optional Rider charge. Both the total return and yield figures are based on historical earnings and are not intended to indicate future performance. All performance tables referenced in this section may be found in the SAI.

The "total return" of a Sub-Account refers to the total of the income generated by an investment in the Sub-Account and of the changes in the value of the principal (due to realized and unrealized capital gains or losses) for a specified period, reduced by Variable Account charges, and expressed as a percentage. The "average annual total return" represents the average annual percentage change in the value of an investment in the Sub-Account over a given period of time. It represents averaged figures as opposed to the actual performance of a Sub-Account, which will vary from year to year.

The yield of the Sub-Account investing in the DGPF Cash Reserve Series refers to the income generated by an investment in the Sub-Account over a seven-day period (which period will be specified in the advertisement). This income is then "annualized" by assuming that the income generated in the specific week is generated over a 52-week period. This annualized yield is shown as a percentage of the investment. The "effective yield" calculation is similar but, when annualized, the income earned by an investment in the Sub-Account is assumed to be reinvested. Thus the effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Sub-Account investing in a Fund other than the DGPF Cash Reserve Series refers to the annualized income generated by an investment in the Sub-Account over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.

Quotations of average annual total return as shown in Table 1A are calculated in the manner prescribed by the SEC and show the percentage rate of return of a hypothetical initial investment of $1,000 for the most recent one, five and ten year period or for a period covering the time the Sub-Account has been in existence, if less than the prescribed periods. The calculation is adjusted to reflect the deduction of the annual Sub-Account asset charge of 1.40%, the effect of the $30 annual Contract fee, the Underlying Fund charges and the surrender charge which would be assessed if the investment were completely withdrawn at the end of the specified period. The calculation is not adjusted to reflect the deduction of any optional Rider charges. Quotations of supplemental average total returns, as shown in Table 1B, are calculated in exactly the same manner and for the same periods of time except that they do not reflect the Contract fee and assume that the Contract is not surrendered at the end of the periods shown.

The performance shown in Tables 2A and 2B in the SAI is calculated in exactly the same manner as the performance in Tables 1A and 1B; however, the period of time is based on the Underlying Fund's lifetime, which may predate the Sub-Account's inception date. These performance calculations are based on the assumption that the Sub-Account corresponding to the applicable Underlying Fund was actually in existence throughout the stated period and that the contractual charges and expenses during that period were equal to those currently assessed under this Contract. For more detailed information about these performance calculations, including actual formulas, see the SAI.

PERFORMANCE INFORMATION FOR ANY SUB-ACCOUNT REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT IN THE SUB-ACCOUNT DURING THE TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES AND RISK CHARACTERISTICS OF THE UNDERLYING FUND IN WHICH THE SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

Performance information for a Sub-Account may be compared, in reports and promotional literature, to:

    (1) the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Shearson Lehman Aggregate Bond Index or other unmanaged indices, so that investors may compare the Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; or

    (2) other groups of variable annuity separate accounts or other investment products tracked by Lip-per, Inc., a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, who rank such investment products on overall performance or other criteria; or

    (3) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Sub-Account. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses. In addition, relevant broad -- based indices and performance from independent sources may be used to illustrate the performance of certain Contract features.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P") and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues and do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the Underlying Funds.

             DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE

A. PAYMENTS

The latest Issue Date is age 85 of the oldest Owner or, if the Owner is not a natural person, the oldest Annuitant. The Company will issue a Contract when its underwriting requirements are met. These requirements include receipt of the initial payment and allocation instructions by the Company at its Principal Office and may include the proper completion of an application; however, where permitted by law, the Company may issue a Contract without completion of an application. If all issue requirements are not completed within five business days of the Company's receipt of the initial payment, the payment will be returned immediately unless the applicant authorizes the Company to retain it pending completion of all issue requirements.

Payments may be made to the Contract at any time prior to the Annuity Date, or prior to the death of an Owner, subject to certain minimums:

    - Currently the initial payment must be at least $600 ($1,000 in Washington).

    - Under a salary deduction or monthly automatic payment plan, the minimum initial payment is $50.

    - Each subsequent payment must be at least $50.

    - Where the contribution on behalf of an employee under an employer-sponsored retirement plan is less than $600 but more than $300 annually, the Company may issue a Contract on the employee if the plan's average annual contribution per eligible plan participant is at least $600.

Payments are to be made payable to the Company. The Company may reduce a payment by any applicable premium tax before applying it to the Contract. The initial net payment is credited to the Contract and allocated among the requested investment options as of the date that all issue requirements are properly met. The allocation instructions for the initial net payment will serve as the allocation instructions for all future payments. You can change the allocation instructions for future payments by notifying the Company.

You also have the option of specifying how a specific payment should be allocated. This will not change the allocation instructions for any subsequent payment.

For a discussion of future payments to an Automatic Transfer Program (Dollar Cost Averaging), please see "Automatic Transfers (Dollar Cost Averaging)" under "E. Transfer Privilege" below.

Subject to state law, in order for the Owner to initiate transactions over the telephone, a properly completed authorization must be on file. The policy of the Company and its agents and affiliates is that we will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among other things, requiring some form of personal identification prior to acting upon instructions received by telephone. All telephone instructions are tape-recorded.

B. PAYMENT CREDITS

A Payment Credit will be added to the Contract's Accumulated Value each time a payment is made. The Payment Credit is funded from the Company's General Account and is currently equal to 4% of each payment received. The Company guarantees that the Payment Credit will never be less than 4%. Payment Credits are not considered to be "investment in the contract" for income tax purposes. See FEDERAL TAX CONSIDERATIONS.

Each Payment Credit is immediately allocated among the investment options in the same proportion as the applicable payment. However, if you cancel the Contract under its "Right to Examine" provision, the amount refunded to you will be reduced by the amount of the Payment Credit(s). If the applicable "Right to Examine" provision in your state provides that you will receive the adjusted Accumulated Value of the Contract, this means that you receive any gains and bear any losses attributable to the Payment Credit. For more information, see "D. Right to Cancel," below.

C. COMPUTATION OF VALUES

The Owner may allocate payments among the Sub-Accounts and the Fixed Account. Allocations to the Fixed Account are not converted into Accumulation Units, but are credited interest at a rate periodically set by the Company. See GUARANTEE PERIOD ACCOUNTS and APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT.

The Accumulated Value under the Contract is determined by:

    (1) multiplying the number of Accumulation Units in each Sub-Account by the value of an Accumulation Unit of that Sub-Account on the Valuation Date,

    (2) adding together the values of each Sub-Account, and

    (3) adding the amount of the accumulations in the Fixed Account, if any.

THE ACCUMULATION UNIT. Allocations to the Sub-Accounts are credited to the Contract in the form of Accumulation Units. Accumulation Units are credited separately for each Sub-Account. The number of Accumulation Units of each Sub-Account credited to the Contract is equal to the portion of the payment and Payment Credit allocated to the Sub-Account, divided by the dollar value of the applicable Accumulation Unit as of the Valuation Date. The number of Accumulation Units resulting from each payment and Payment Credit will remain fixed unless changed by a subsequent split of Accumulation Unit value, a transfer, a withdrawal, or surrender. The dollar value of an Accumulation Unit of each Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account, and will reflect the investment performance, expenses and charges of its Underlying Funds. The value of an Accumulation Unit was arbitrarily set at $1.00 on the first Valuation Date for each Sub-Account.

NET INVESTMENT FACTOR. The net investment factor is an index that measures the investment performance of a Sub-Account from one Valuation Period to the next. This factor is equal to 1.000000 plus the result (which may be positive or negative) from dividing (1) by (2) and subtracting the sum of (3) and
(4) where:

    (1) is the investment income of a Sub-Account for the Valuation Period, including realized or unrealized capital gains and losses during the Valuation Period, adjusted for provisions made for taxes, if any;

    (2) is the value of that Sub-Account's assets at the beginning of the Valuation Period;

    (3) is a charge for mortality and expense risks equal to 1.25% on an annual basis of the daily value of the Sub-Account's assets; and

    (4) is an administrative charge equal to 0.15% on an annual basis of the daily value of the Sub-Account's assets.

The dollar value of an Accumulation Unit as of a given Valuation Date is determined by multiplying the dollar value of the corresponding Accumulation Unit as of the immediately preceding Valuation Date by the appropriate net investment factor.

For an illustration of an Accumulation Unit calculation using a hypothetical example see the SAI.

D. RIGHT TO CANCEL

An Owner may cancel the Contract at any time within ten days after receipt of the Contract (or longer if required by law) and receive a refund. In order to cancel the Contract, the Owner must mail or deliver it to the Company's Principal Office at 440 Lincoln Street, Worcester, MA 01653, or to an authorized representative. Mailing or delivery must occur within ten days after receipt of the Contract for cancellation to be effective. The Company will normally provide the refund within seven days of receipt of the Contract.

In order to comply with New York regulations concerning the purchase of a new annuity contract to replace an existing life or annuity contract (a "replacement"), an Owner who purchases the Contract in New York as a replacement may cancel within 60 days after receipt. In order to cancel the Contract, the Owner must mail or deliver it to the Company's Principal Office or to one of its authorized representatives. The Company will refund an amount equal to the Surrender Value plus all fees and charges, and the Contract will be void from the beginning.

In most states, the Company will pay the Owner the Contract's Accumulated Value plus any amounts deducted for taxes, charges or fees, minus any Payment Credit(s). However, if the Contract was purchased as an IRA or issued in a state that requires a full refund of the initial payment(s), the Company will provide a refund equal to your gross payment(s). In some states, the refund may equal the greater of (a) your gross payment(s) or (b) the Accumulated Value adjusted for any Market Value Adjustment, plus any amounts deducted for taxes, charges or fees minus any Payment Credit(s). At the time the Contract is issued, the "Right to Examine" provision on the cover of the Contract will specifically indicate what the refund will be and the time period allowed to exercise the right to cancel.

Each time you make a payment, you receive a Payment Credit equal to 4% of the payment. If you cancel the Contract under its "Right to Examine" provision, your refund will be reduced by the amount of the Payment Credit(s). If the "Right to Examine" provision in your state provides that you will receive the Accumulated Value of the Contract (adjusted as described above), this means that you receive any gains and bear any losses attributable to the Payment Credit.

The liability of the Variable Account under this provision is limited to the Owner's Accumulated Value in the Sub-Accounts on the date of cancellation. Any additional amounts refunded to the Owner will be paid by the Company.

E. TRANSFER PRIVILEGE

Prior to the Annuity Date, the Owner may transfer amounts among investment options at any time upon written or, in most jurisdictions, telephone request to the Company. As discussed in "A. Payments" above, a properly completed authorization form must be on file before telephone requests will be honored. Transfer values will be based on the Accumulated Value next computed after receipt of the transfer request.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers. The first automatic transfer or rebalancing under an Asset Allocation Model Reallocation program, Automatic Transfers (Dollar Cost Averaging) program, or Automatic Account Rebalancing program counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request is without charge and does not reduce the remaining number of transfers which may be made free of charge in that Contract year.

The Owner may authorize an independent third party to transact allocations and transfers in accordance with an asset allocation strategy or other investment strategy. The Company may provide administrative or other support services to these independent third parties, however, the Company does not engage any third parties to

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
offer allocation or other investment services under this Contract, does not endorse or review any allocation or transfer recommendations and is not responsible for the investment results of such allocations or transfers transacted on the Owner's behalf. In addition, the Company reserves the right to discontinue services or limit the number of Portfolios that it may provide such services for as well as to restrict such transactions altogether when exercised by a market timing firm or any other third party authorized to initiate allocations, transfers or exchanges on behalf of Contract owners. The Company does not charge the Owner for providing additional support services.

The Contracts are not designed for use by individuals, professional market timing organizations, or other entities that do "market timing," programmed transfers, frequent transfers, or transfers that are large in relation to the total assets of an Underlying Fund. These and similar activities may be disruptive to the Underlying Funds, and may adversely affect an Underlying Fund's ability to invest effectively in accordance with its investment objectives and policies. If it appears that there is a pattern of transfers that coincides with a market timing strategy and/or that is disruptive to the Underlying Funds, the Company reserves the right, subject to state law, to refuse transfers or to take other action to prevent or limit the use of such activities.

AUTOMATIC TRANSFERS (DOLLAR COST AVERAGING). You may elect automatic transfers of a predetermined dollar amount on a periodic basis from the Fixed Account or the Sub-Accounts investing in the DGPF Capital Reserves Series and the DGPF Cash Reserve Series ("source accounts"). You may elect these automatic transfers to one or more Sub-Accounts, subject to the following:

    - the predetermined dollar amount may not be less than $100;

    - the periodic basis may be monthly, quarterly, semi-annually or annually;

    - automatic transfers may not be made into the selected source account or the Fixed Account; and

    - if an automatic transfer would reduce the balance in the source account(s) to less than $100, the entire balance will be transferred proportionately to the chosen Sub-Accounts.

Automatic transfers from a particular source account will continue until the earlier of:

    - the amount in the source account on a transfer date is zero; or

    - the Owner's request to terminate the option is received by the Company.

If additional amounts are allocated to a source account before its balance has fallen to zero, those additional amounts will also be automatically transferred. The original automatic transfer allocations will apply to all amounts in that source account unless you provide new allocation instructions. New allocation instructions will apply to the entire balance in the source account. If additional amounts are allocated to a source account after its balance has fallen to zero, automatic transfers will not begin again unless you specifically notify the Company to do so.

To the extent permitted by law, the Company reserves the right, from time to time, to credit an enhanced interest rate to an initial and/or subsequent payment made to the Fixed Account, when it is being used as the source account from which to process automatic transfers. For more information see "ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAM" in the SAI.

AUTOMATIC ACCOUNT REBALANCING. The Owner may request automatic rebalancing of Sub-Account allocations on a monthly, quarterly, semi-annual or annual basis in accordance with his/her specified percentage allocations. As frequently as elected by the Owner, the Company will review the percentage allocations in the Underlying Funds and, if necessary, transfer amounts to ensure conformity with the designated percentage allocation mix. If the amount necessary to re-establish the mix on any scheduled date is less than $100, no transfer will be made.

Automatic Account Rebalancing will continue until (1) the Owner's request to terminate or change the option is received by the Company or (2) the end date designated by the Owner when the option was elected. If a subsequent payment is allocated in a manner different from the percentage allocation mix in effect on the date the payment is received, on the next scheduled rebalancing date the payment will be reallocated in accordance with the existing mix.

The first automatic transfer or rebalancing under a request counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request is without charge and does not reduce the remaining number of transfers which may be made free of charge in that Contract year.

Currently, Dollar Cost Averaging and Automatic Account Rebalancing may not be in effect simultaneously. Either option may be elected at no additional charge when the Contract is purchased or at a later date. The Company reserves the right to limit the number of Sub-Accounts that may be utilized for automatic transfers and rebalancing, and to discontinue either option upon advance written notice.

F. SURRENDERS AND WITHDRAWALS

Before the Annuity Date, an Owner may surrender the Contract for its Surrender Value or withdraw a portion of its Accumulated Value. In the case of surrender, the Owner must send the Contract and a signed written request for surrender, satisfactory to the Company, to the Principal Office. The Surrender Value will be calculated based on the Contract's Accumulated Value as of the Valuation Date.

In the case of a withdrawal, the Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount and the investment options from which such amount is to be withdrawn. A withdrawal from a Sub-Account will result in cancellation of a number of units equivalent in value to the amount withdrawn. The amount withdrawn will equal the amount requested by the Owner plus any applicable surrender charge. Each withdrawal must be a minimum of $100 and, except in New York where no minimum balance is required, the remaining Accumulated Value may not be reduced to less than $1,000.

A surrender charge, a Contract fee and, if applicable, a rider charge, may apply when a withdrawal is made or a Contract is surrendered. See CHARGES AND DEDUCTIONS. However, each calendar year prior to the Annuity Date, an Owner may withdraw a portion of the Contract's Surrender Value without any applicable surrender charge; see "E. Surrender Charge," "Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS.

Any distribution is normally payable within seven days following the Company's receipt of the surrender or withdrawal request. Subject to state law, the Company reserves the right to defer surrenders and withdrawals of amounts allocated to the Company's Fixed Account for a period not to exceed six months. The Company reserves the right to defer surrenders and withdrawals of amounts in each Sub-Account in any period during which:

    - trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays,

    - the SEC has by order permitted such suspension, or

    - an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

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
The surrender and withdrawal rights of Owners who are participants under
Section 403(b) plans or who are participants in the Texas Optional Retirement Program (Texas ORP) are restricted; see "Tax-Sheltered Annuities" and "Texas Optional Retirement Program" under FEDERAL TAX CONSIDERATIONS.

For important tax consequences, which may result from surrender or withdrawals, see FEDERAL TAX CONSIDERATIONS.

For information about Withdrawals after the Annuity Date, see "F. Withdrawals After the Annuity Date" under ANNUITIZATION -- THE PAYOUT PHASE.

SYSTEMATIC WITHDRAWALS. The Owner may elect an automatic schedule of withdrawals (systematic withdrawals) from amounts in the Sub-Accounts and/or the Fixed Account on a periodic basis (monthly, bimonthly, quarterly, semi-annually or annually). The Owner may request:

    - the withdrawal of a SPECIFIC DOLLAR AMOUNT and the percentage of this amount to be taken from each designated Sub-Account and/or the Fixed Account; or

    - the withdrawal of a SPECIFIC PERCENTAGE of the Accumulated Value calculated as of the withdrawal dates, and may designate the percentage of this amount which should be taken from each account.

The first withdrawal will take place on the latest of 15 days after the Issue Date, the date the written request is received at the Principal Office, or on a date specified by the Owner.

Systematic withdrawals will first be taken from amounts available as a "Withdrawal Without Surrender Charge" (see "E. Surrender Charge," "Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS); then from any applicable payments not subject to a surrender charge, if any; then from payments subject to a surrender charge; and last, from Payment Credits. Any applicable surrender charge will be deducted from the Contract's remaining Accumulated Value.

The minimum amount of each automatic withdrawal is $100, and, except in New York, the remaining Accumulated Value may not be reduced to less than $1,000. If a withdrawal would cause the remaining balance to be less than $1,000, systematic withdrawals may be discontinued. Systematic withdrawals will cease automatically on the Annuity Date. The Owner may change or terminate systematic withdrawals only by written request to the Principal Office.

LIFE EXPECTANCY DISTRIBUTIONS. (For Qualified Contracts and Contracts issued under Section 457 Deferred Compensation Plans only.) Each calendar year prior to the Annuity Date, the Owner may take without surrender charge a series of systematic withdrawals from the Contract according to the Company's life expectancy distribution ("LED") option. See "D. Surrender Charge," "Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS. The Owner must return a properly signed LED request to the Principal Office. Where the Owner is a trust or other nonnatural person, the Owner may elect the LED option based on the Annuitant's life expectancy.

If an Owner elects the Company's LED option, (based upon the applicable IRS tables) in each calendar year a fraction of the Accumulated Value is withdrawn without a surrender charge, based on the Owner's life expectancy (or the joint life expectancy of the Owner and a beneficiary.) The numerator of the fraction is 1 (one). The denominator of the fraction will be either:

    - the remaining life expectancy of the Owner (or Owner and beneficiary), as determined annually by the Company; or

    - the prior year's life expectancy, minus one.

The resulting fraction, expressed as a percentage, is then applied to the Accumulated Value at the beginning of the year to determine the amount to be distributed during the year. The Owner may choose to have the applicable life expectancy redetermined each year or use the prior year's life expectancy, minus one. Under the Company's LED option, the amount withdrawn from the Contract changes each year.

The Owner may elect periodic LED distributions on a monthly, bi-monthly, quarterly, semi-annual, or annual basis. The Owner may terminate the LED option at any time. The LED option will terminate automatically on the maximum Annuity Date permitted under the Contract, at which time an annuity payout option must be selected.

The LED option may not produce annual distributions that meet the definition of "substantially equal periodic payments" as defined under Code Section 72(t). The withdrawals may be treated by the Internal Revenue Service (IRS) as premature distributions from the Contract and may be subject to a 10% federal tax penalty. Owners seeking distributions over their life under this definition should consult their tax advisor. For more information, see "C. Taxation of the Contract in General" under FEDERAL TAX CONSIDERATIONS. IN ADDITION, IF THE AMOUNT NECESSARY TO MEET THE "SUBSTANTIALLY EQUAL PERIODIC PAYMENT" DEFINITION IS GREATER THAN THE COMPANY'S LED AMOUNT, A SURRENDER CHARGE MAY APPLY TO THE AMOUNT IN EXCESS OF THE LED AMOUNT.

SYSTEMATIC LEVEL FREE OF SURRENDER CHARGE WITHDRAWAL PROGRAM. In order to receive withdrawals without application of any surrender charge, the Owner may preauthorize level periodic withdrawals under the Systematic Level Free of Surrender Charge Withdrawal Program. Withdrawals under the Program may be made on a monthly, bi-monthly, quarterly, semi-annual or annual basis. In order to ensure that no surrender charge is ever applied to withdrawals made under this program, the periodic withdrawals in any calendar year are limited to 15% of the total of all payments invested in the Contract as reduced by certain prior withdrawal(s) of payments. For more information on how this amount is calculated, see "E. Surrender Charge," "Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS.

The program will automatically terminate if a withdrawal that is not part of the program is made. Otherwise, withdrawals will continue until all available Accumulated Value has been exhausted or until the Owner terminates the program by written request.

G. DEATH BENEFIT

A death benefit is payable if the Owner or the first of Joint Owners dies prior to the Annuity Date. If the Owner is a natural person, no death benefit is payable at the death of any Annuitant. If the Owner is not a natural person, a death benefit will be paid upon the death of any Annuitant. A spousal beneficiary may elect to continue the Contract rather than receive the death benefit as provided in "H. The Spouse of the Owner as Beneficiary."

STANDARD DEATH BENEFIT. Unless an enhanced death benefit is elected at issue, the standard death benefit will be paid. The standard death benefit is equal to the greater of (a) the Contract's Accumulated Value on the Valuation Date that the Company receives proof of death or (b) gross payments prior to the date of death, proportionately reduced to reflect withdrawals.

For each withdrawal under (b) the proportionate reduction is calculated by multiplying the standard death benefit immediately prior to the withdrawal by the following fraction:

                            Amount of the withdrawal
           ----------------------------------------------------------
        Accumulated Value determined immediately prior to the withdrawal

OPTIONAL ENHANCED DEATH BENEFIT RIDER. When applying for the Contract, an Owner may elect the optional Enhanced Death Benefit With Annual Step-Up Rider. A separate charge for this Rider is made

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
against the Contract's Accumulated Value on the last day of each Contract month for the coverage provided during that month. The charge is made through a pro-rata reduction (based on relative values) of Accumulation Units in the Sub-Accounts and dollar amounts in the Fixed Account. For specific charges and more detail, see "C. Optional Rider Charge" under CHARGES AND DEDUCTIONS.

The Enhanced Death Benefit With Annual Step-Up Rider provides a death benefit guarantee if death of an Owner (or an Annuitant if the Owner is not a natural person) occurs before the Annuity Date. The calculation of the death benefit is as follows:

If an Owner (or an Annuitant if the Owner is not a natural person) dies before the Annuity Date, the death benefit is equal to the GREATEST of:

    (a) the Accumulated Value on the Valuation Date that the Company receives proof of death;

    (b) gross payments, proportionately reduced to reflect withdrawals; and

    (c) the highest Accumulated Value on any Contract anniversary date prior to the date of death, as determined after being increased for subsequent payments and proportionately reduced for subsequent withdrawals.

Proportionate reductions are calculated in the same manner as described above under "Standard Death Benefit."

PAYMENT OF THE DEATH BENEFIT PRIOR TO THE ANNUITY DATE. The death benefit generally will be paid to the beneficiary in one sum upon receipt of due proof of death at the Principal Office, unless the Owner has elected to apply the proceeds to a life annuity not extending beyond the beneficiary's life expectancy. Instead of payment in one sum, the beneficiary may, by written request, elect to:

    (1) defer distribution of the death benefit for a period no more than five years from the date of death; or

    (2) receive distributions over the life of the beneficiary or for a period certain not extending beyond the beneficiary's life expectancy, with annuity benefit payments beginning within one year from the date of death.

If distribution of the death benefit is deferred under (1) or (2), the excess, if any, of the death benefit over the Accumulated Value will be transferred to the DGPF Cash Reserve Series Sub-Account. The beneficiary may, by written request, effect transfers and withdrawals during the deferral period and prior to annuitization under (2), but may not make additional payments. The death benefit will reflect any earnings or losses experienced during the deferral period. If there are multiple beneficiaries, the consent of all is required.

H. THE SPOUSE OF THE OWNER AS BENEFICIARY

If the sole beneficiary is the deceased Owner's spouse, he or she may, by written request, continue the Contract rather than receiving payment of the death benefit. The spouse will then become the Owner and Annuitant, and the excess, if any, of the death benefit over the Contract's Accumulated Value will be added to the DGPF Cash Reserve Series Sub-Account.

The resulting value will never be subject to a surrender charge when withdrawn. The new Owner may also make additional payments, but a surrender charge will apply to these additional amounts if they are withdrawn before they have been invested in the Contract for at least nine years. All other rights and benefits provided in the Contract will continue, except that any subsequent spouse of the new Owner, if named as beneficiary, will not be entitled to continue the Contract when the new Owner dies.

I. ASSIGNMENT

The Contract, other than one sold in connection with certain qualified plans, may be assigned by the Owner at any time prior to the Annuity Date and prior to the death of an Owner (see FEDERAL TAX CONSIDERATIONS). The Company will not be deemed to have knowledge of an assignment unless it is made in writing and received at the Principal Office. The Company will not assume responsibility for determining the validity of any assignment. If an assignment of the Contract is in effect on the Annuity Date, the Company reserves the right to pay to the assignee, in one sum, that portion of the Surrender Value of the Contract to which the assignee appears to be entitled. The Company will pay the balance, if any, in one sum to the Owner in full settlement of all liability under the Contract. The interest of the Owner and of any beneficiary will be subject to any assignment.

                       ANNUITIZATION -- THE PAYOUT PHASE

Subject to certain restrictions discussed below, at annuitization the Owner has the right:

    - to select the annuity payout option under which annuity benefit payments are to be made;

    - to determine whether those payments are to be made on a fixed basis, a variable basis, or a combination fixed and variable basis. If a variable annuity payout option is selected, the Owner must choose an Annuity Benefit Payment Change Frequency ("Change Frequency") and the date the first Change Frequency will occur;

    - to select one of the available Assumed Investment Returns ("AIR") for a variable option (see "D. Variable Annuity Benefit Payments" below for details); and

    - to elect to have the Death Benefit applied under any annuity payout option not extending beyond the beneficiary's life expectancy. The beneficiary may not change such an election.

A.  ELECTING THE ANNUITY DATE

Generally, annuity benefit payments under the Contract will begin on the Annuity Date. The Annuity Date:

    - may not be earlier than the first Contract Anniversary; and

    - must occur on the first day of any month before the Owner's 90th birthday.

If there are Joint Owners, the age of the older will determine the latest possible Annuity Date. If there is a non-natural Owner, the Annuity Date will be based on the age of the oldest Annuitant. If the Owner does not select an Annuity Date, the Annuity Date will be the later of (a) the Owner's age 85 or
(b) one year after the Issue Date.

The Owner may elect to change the Annuity Date by sending a written request to the Principal Office at least one month before the earlier of the new Annuity Date or the currently scheduled date.

If the Annuity Date occurs when the Owner is at an advanced age, it is possible that the Contract will not be considered an annuity for federal tax purposes. In addition, the Internal Revenue Code ("the Code") and/or the terms of qualified plans may impose limitations on the age at which annuity benefit payments may commence and the type of annuity payout option that may be elected. The Owner should carefully review the Annuity Date and the annuity payout options with his/her tax adviser. See FEDERAL TAX CONSIDERATIONS for further information.

B.  CHOOSING THE ANNUITY PAYOUT OPTION

Regardless of how payments were allocated during the accumulation phase, the Owner may choose a variable annuity payout option, a fixed annuity payout option or a combination fixed and variable annuity payout option. Currently, all of the variable annuity payout options described below are available and may be funded through all of the variable Sub-Accounts. In addition, each of the variable annuity payout options is also available on a fixed basis. The Company may offer other annuity payout options.

The Owner may change the annuity payout option up to one month before the Annuity Date. If the Owner fails to choose an annuity payout option, monthly benefit payments will be made under a variable Life with Cash Back annuity payout option.

The annuity payout option selected must result in an initial payment of at least $50 (a lower amount may be required in certain jurisdictions.) The Company reserves the right to increase this minimum amount. If the annuity payout option selected does not produce an initial payment which meets this minimum, a single payment may be made.

FIXED ANNUITY PAYOUT OPTIONS. If the Owner selects a fixed annuity payout option, each monthly annuity benefit payment will be equal to the first (unless a withdrawal is made or as otherwise described under certain reduced survivor annuity benefits.) Any portion of the Contract's Accumulated Value converted to a fixed annuity will be held in the Company's General Account. The Contract provides guaranteed fixed annuity rates that determine the dollar amount of the first payment under each form of fixed annuity for each $1,000 of applied value. These rates are based on the Annuity 2000 Mortality Table and a 3% AIR. The Company may offer annuity rates more favorable than those contained in the Contract. Any such rates will be applied uniformly to all Owners of the same class. For more specific information about fixed annuity payout options, see the Contract.

VARIABLE ANNUITY PAYOUT OPTIONS. If the Owner selects a variable annuity payout option, he/she will receive monthly payments equal to the value of the fixed number of Annuity Units in the chosen Sub-Account(s). The first variable annuity benefit payment will be based on the current annuity option rates made available by the Company at the time the variable annuity payout option is selected. Annuity option rates determine the dollar amount of the first payment for each $1,000 of applied value. The annuity option rates are based on the Annuity 2000 Mortality Table and a 3% AIR.

Since the value of an Annuity Unit in a Sub-Account reflects the investment performance of the Sub-Account, the amount of each monthly annuity benefit payment will usually vary. However, under this Contract, if the Owner elects a variable payout option, he or she must also select a monthly, quarterly, semi-annual or annual Change Frequency. The Change Frequency is the frequency that changes due to the Sub-Account's investment performance will be reflected in the dollar value of a variable annuity benefit payment. As such, the Change Frequency chosen will determine how frequently monthly variable annuity payments will vary. For example, if a monthly Change Frequency is in effect, payments may vary on a monthly basis. If a quarterly Change Frequency is selected, the amount of each monthly payment may change every three months and will be level within each three month cycle.

At the time the Change Frequency is elected, the Owner must also select the date the first change is to occur. This date may not be later than the length of the Change Frequency elected. For example, if a semi-annual Change Frequency is elected, the date of the first change may not be later than six months after the Annuity Date. If a quarterly Change Frequency is elected, the date of the first change may not be later than three months after the Annuity Date.

C.  DESCRIPTION OF ANNUITY PAYOUT OPTIONS

The Company currently provides the following annuity payout options:

LIFE ANNUITY PAYOUT OPTION

    - SINGLE LIFE ANNUITY -- Monthly payments during the Annuitant's life. Payments cease with the last annuity benefit payment due prior to the Annuitant's death.

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments will continue for the remaining lifetime of the survivor at a previously elected level of 100%, two-thirds or one-half of the total number of Annuity Units.

LIFE WITH PERIOD CERTAIN ANNUITY PAYOUT OPTION

    - SINGLE LIFE -- Monthly payments guaranteed for a specified number of years and continuing thereafter during the Annuitant's lifetime. If the Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments guaranteed for a specified number of years and continuing during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. If the surviving Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).

LIFE WITH CASH BACK ANNUITY PAYOUT OPTION

    - SINGLE LIFE -- Monthly payments during the Annuitant's life. Thereafter, any excess of the original applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. At the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. Thereafter, any excess of the original applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

PERIOD CERTAIN ANNUITY PAYOUT OPTION (PAYMENTS GUARANTEED FOR A SPECIFIC NUMBER
  OF YEARS)

Monthly annuity benefit payments for a chosen number of years ranging from five to thirty are paid. If the Annuitant dies before the end of the period, remaining payments will continue. The period certain option does not involve a life contingency. In the computation of the payments under this option, the charge for annuity rate guarantees, which includes a factor for mortality risks, is made.

D.  VARIABLE ANNUITY BENEFIT PAYMENTS

THE ANNUITY UNIT. On and after the Annuity Date, the Annuity Unit is a measure of the value of the monthly annuity benefit payments under a variable annuity payout option. The value of an Annuity Unit in each Sub-Account on its inception date was set at $1.00. The value of an Annuity Unit of a Sub-Account on any Valuation Date thereafter is equal to the value of the Annuity Unit on the immediately preceding Valuation Date multiplied by the product of:

    (a) a discount factor equivalent to the AIR and

    (b) the Net Investment Factor of the Sub-Account funding the annuity benefit payments for the applicable Valuation Period.

Annuity benefit payments will increase from one payment date to the next if the annualized net rate of return during that period is greater than the AIR and will decrease if the annualized net rate of return is less than the AIR. Where permitted by law, the Owner may select an AIR of 3% or 5%. A higher AIR will result in a higher initial payment. However, subsequent payments will increase more slowly during periods when actual investment performance exceeds the AIR and will decrease more rapidly during periods when investment performance is less than the AIR.

DETERMINATION OF THE FIRST ANNUITY BENEFIT PAYMENT. The amount of the first periodic variable annuity benefit payment depends on the:

    - annuity payout option chosen;

    - length of the annuity payout option elected;

    - age of the Annuitant;

    - gender of the Annuitant (if applicable, see "H. NORRIS Decision");

    - value of the amount applied under the annuity payout option;

    - applicable annuity option rates based on the Annuity 2000 Mortality Table; and

    - AIR selected.

The dollar amount of the first periodic annuity benefit payment is determined by multiplying

    (1) the Accumulated Value applied under that option less premium tax, if any, (or the amount of the death benefit, if applicable) divided by $1,000, by

    (2) the applicable amount of the first monthly payment per $1,000 of value.

Notwithstanding the above, the annuity benefit payments under a New York Contract will be equal to or greater than the annuity benefit payments under an immediate variable annuity issued by the Company where the initial payment is equal to the greater of (1) the Contract's surrender value or (2) 95% of the Accumulated Value.

DETERMINATION OF THE NUMBER OF ANNUITY UNITS. The dollar amount of the first variable annuity benefit payment is then divided by the value of an Annuity Unit of the selected Sub-Account(s) to determine the number of Annuity Units represented by the first payment. The number of Annuity Units remains fixed under all annuity payout options (except for the survivor annuity benefit payment under the joint and two-thirds or joint and one-half option) unless the Owner transfers among Sub-Accounts, makes a withdrawal, or units are split.

DOLLAR AMOUNT OF SUBSEQUENT VARIABLE ANNUITY BENEFIT PAYMENTS. For each subsequent payment, the dollar amount of the variable annuity benefit payment is determined by multiplying this fixed number of Annuity Units by the value of an Annuity Unit on the applicable Valuation Date. The dollar amount of each periodic variable annuity benefit payment after the first will vary with subsequent variations in the value of the Annuity Unit of the selected Sub-Account(s).

For an illustration of the calculation of a variable annuity benefit payment using a hypothetical example, see "Annuity Benefit Payments" in the SAI.

PAYMENT OF ANNUITY BENEFIT PAYMENTS. The Owner will receive the annuity benefit payments unless he/ she requests in writing that payments be made to another person, persons, or entity. If the Owner (or, if there are Joint Owners, the surviving Joint Owner) dies on or after the Annuity Date, the beneficiary will become the Owner of the Contract. Any remaining annuity benefit payments will continue to the beneficiary in accordance with the terms of the annuity benefit payment option selected. If there are Joint Owners on or after the Annuity Date, upon the first Owner's death, any remaining annuity benefit payments will continue to the surviving Joint Owner in accordance with the terms of the annuity benefit payment option selected.

If an Annuitant dies on or after the Annuity Date but before all guaranteed annuity benefit payments have been made, any remaining guaranteed payments will continue to be paid to the Owner or the payee the Owner has designated. Unless otherwise indicated by the Owner, the present value of any remaining guaranteed annuity benefit payments may be paid in a single sum to the Owner. For discussion of present value calculation, see "Calculation of Present Value" below.

E.  TRANSFERS OF ANNUITY UNITS

After the Annuity Date and prior to the death of the Annuitant, the Owner may transfer among the available Sub-Accounts upon written or telephone request to the Company. As discussed in "A. Payments," a properly completed authorization form must be on file before telephone requests will be honored. A designated number of Annuity Units equal to the dollar amount of the transfer requested will be exchanged for an equivalent dollar amount of Annuity Units of another Sub-Account. Transfer values will be based on the Annuity Value next computed after receipt of the transfer request.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers. As of the date of this Prospectus, transfers may be made to all of the Sub-Accounts; however, the Company reserves the right to limit the number of Sub-Accounts to which transfers may be made.

Automatic Rebalancing (AAR) is available during the annuitization phase subject to the same rules described in "E. Transfer Privilege" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

The Contracts are not designed for use by individuals, professional market timing organizations, or other entities that do "market timing," programmed transfers, frequent transfers, or transfers that are large in relation to the total assets of an Underlying Fund. These and similar activities may be disruptive to the Underlying Funds, and may adversely affect an Underlying Fund's ability to invest effectively in accordance with its investment objectives and policies. If it appears that there is a pattern of transfers that coincides with a market timing strategy and/or that is disruptive to the Underlying Funds, the Company reserves the right, subject to state law, to refuse transfers or to take other action to prevent or limit the use of such activities.

F.  WITHDRAWALS AFTER THE ANNUITY DATE

WITHDRAWALS AFTER THE ANNUITY DATE FROM QUALIFIED AND NON-QUALIFIED CONTRACTS MAY HAVE ADVERSE TAX CONSEQUENCES. BEFORE MAKING A WITHDRAWAL, PLEASE CONSULT YOUR TAX ADVISOR AND SEE "C. TAXATION OF THE CONTRACT IN GENERAL," "WITHDRAWALS AFTER ANNUITIZATION" UNDER FEDERAL TAX CONSIDERATIONS.

After the Annuity Date and prior to the death of the Annuitant, an Owner receiving annuity benefit payments under a period certain option may take withdrawals from the Contract. The Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount of the withdrawal. The minimum amount of a withdrawal is $1,000. If the amount requested is greater than the maximum amount that may be withdrawn at that time, the Company will allow the withdrawal only up to the maximum amount.

The Owner may make multiple Present Value Withdrawals in each calendar year, up to 100% of the present value of the guaranteed annuity benefit payments. Withdrawal of 100% of the present value of the guaranteed annuity benefit payments will result in termination of the Contract.

The amount of each Present Value Withdrawal represents a portion of the present value of the remaining guaranteed annuity benefit payments and proportionately reduces the number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option) applied to future annuity benefit payments. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments. See Calculation of Proportionate Reduction, below. The present value is calculated with a discount rate that will include an additional charge if a withdrawal is taken within 5 years of the Issue Date. See Calculation of Present Value, below.

CALCULATION OF PROPORTIONATE REDUCTION. Each Present Value Withdrawal proportionately reduces the number of Annuity Units applied to each future GUARANTEED variable annuity benefit payment or the dollar amount applied to each future GUARANTEED fixed annuity benefit payment. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments.

Under a variable annuity payout option, the proportionate reduction in Annuity Units is calculated by multiplying the number of Annuity Units in each future variable guaranteed annuity benefit payment (determined immediately prior to the withdrawal) by the following fraction:

                       Amount of the variable withdrawal
                -----------------------------------------------
             Present value of remaining guaranteed variable annuity
              benefit payments immediately prior to the withdrawal

Under a fixed annuity payout option, the proportionate reduction is calculated by multiplying the dollar amount of each future fixed annuity benefit payment by a similar fraction, which is based on the amount of the fixed withdrawal and present value of remaining guaranteed fixed annuity benefit payments.

Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower variable annuity benefit payments with respect to the guaranteed payments. Under a fixed annuity payout option, the proportionate reduction will result in lower fixed annuity benefit payments with respect to the guaranteed payments. If a withdrawal is taken within 5 years of the Issue Date, the discount rate used to calculate the present value will include an additional charge. See "Calculation of Present Value," below.

CALCULATION OF PRESENT VALUE. When a withdrawal is taken, the present value of future annuity benefit payments is calculated based on an assumed mortality table and a discount rate. The mortality table that is used will be equal to the mortality table used at the time of annuitization to determine the annuity benefit payments (currently the Annuity 2000 Mortality Table with male, female, or unisex rates, as appropriate). The discount rate is the AIR (for a variable annuity payout option) or the interest rate (for a fixed annuity payout option) that was used at the time of annuitization to determine the annuity benefit payments. If a withdrawal is made within 5 years of the Issue Date, the discount rate is increased by a "Withdrawal Adjustment Charge" equal to 1.00%. The Withdrawal Adjustment Charge does not apply if a withdrawal is made in connection with the death of an Annuitant or if a withdrawal is made 5 or more years after the Issue Date.

Because the Withdrawal Adjustment Charge will have an impact on remaining annuity benefit payments, you should carefully consider the following before making a withdrawal. For a Present Value Withdrawal, the discount factor is used in determining the maximum amount that can be withdrawn under the present value calculation. If a Withdrawal Adjustment Charge applies, the discount factor will be higher, and the maximum amount that can be withdrawn will be lower. In addition, there will be a larger proportionate reduction in the number of Annuity Units or the dollar amount applied to each future guaranteed annuity benefit payment. This will result in lower future annuity benefit payments with respect to the guaranteed payments, all other things being equal. See "Calculation of Proportionate Reduction -- Present Value Withdrawals," above.

For examples of a Present Value Withdrawal, see APPENDIX E -- EXAMPLES OF PRESENT VALUE WITHDRAWALS.

DEFERRAL OF WITHDRAWALS. A withdrawal is normally payable within seven days following the Company's receipt of the withdrawal request. However, the Company reserves the right to defer withdrawals of amounts in each Sub-Account in any period during which:

    - trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays;

    - the SEC has by order permitted such suspension; or

    - an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

Subject to state law, the Company reserves the right to defer withdrawals of amounts allocated to the Company's General Account for a period not to exceed six months.

G.  REVERSAL OF ANNUITIZATION

The Owner may reverse the decision to annuitize by written request to the Company within 90 days of the Annuity Date. Upon receipt of such request, the Company will return the Contract to the Accumulation Phase, subject to the following:

    (1) The value applied under a fixed annuity payout option at the time of annuitization will be treated as if it had been invested in the Fixed Account of the Contract on that same date.

    (2) The Sub-Account allocations that were in effect at the time of annuitization will first be used for calculating the reversal. Any transfers between variable Sub-Accounts during the Annuity Payout phase will then be treated as transfers during the Accumulation Phase (As a result, the Contract's Accumulated Value after the reversal will reflect the same Sub-Account allocations that were in effect immediately prior to the reversal).

    (3) Any annuity benefit payments paid and any withdrawals taken during the Annuity Payout phase will be treated as a withdrawal of the Surrender Value in the Accumulation Phase, as of the date of the payment or withdrawal. Surrender charges may apply to these withdrawals, and there may be adverse tax consequences. See "C. Taxation of the Contract in General" under FEDERAL TAX CONSIDERATIONS.

If the Company learns of the Owner's decision to reverse annuitization after the maximum Annuity Date permitted under the Contract, the Company will contact the Owner. The Owner must then immediately select an annuity payout option (either the original annuity payout option or a different annuity payout option). If the Owner does not select an annuity payout option, payments will begin under a variable Life with Cash Back annuity payout option.

H.  NORRIS DECISION

In the case of ARIZONA GOVERNING COMMITTEE V. NORRIS, the United States Supreme Court ruled that, in connection with retirement benefit options offered under certain employer-sponsored employee benefit plans, annuity payout options based on sex-distinct actuarial tables are not permissible under Title VII of the Civil Rights Act of 1964. The ruling requires that benefits derived from contributions paid into a plan after August 1, 1983 be calculated without regard to the sex of the employee. Annuity benefits attributable to payments received by the Company under a Contract issued in connection with an employer-sponsored benefit plan affected by the NORRIS decision will be based on unisex rates.

                             CHARGES AND DEDUCTIONS

Deductions under the Contract and charges against the assets of the Sub-Accounts are described below. The Company uses a portion of the mortality and expense risk charge and the surrender charge described below to recover expenses associated with the Payment Credit. Even though the Payment Credit is credited during the accumulation phase only, the mortality and expense risk charge applies during both the accumulation phase and the annuity payout phase. The Company expects to make a profit from the charges it makes to recover the expenses of the Payment Credit. Other deductions and expenses paid out of the assets of the Underlying Funds are described in the prospectuses and SAIs of the Underlying Funds.

A.  VARIABLE ACCOUNT DEDUCTIONS

MORTALITY AND EXPENSE RISK CHARGE. The Company assesses a charge against the assets of each Sub-Account to compensate for certain mortality and expense risks it has assumed. The mortality and expense risk charge is assessed daily at an annual rate of 1.25% of each Sub-Account's assets. The charge is imposed during both the accumulation phase and the annuity payout phase. The mortality risk arises from the Company's guarantee that it will make annuity benefit payments in accordance with annuity rate provisions established at the time the Contract is issued for the life of the Annuitant (or in accordance with the annuity payout option selected), no matter how long the Annuitant lives and no matter how long all Annuitants as a class live. The mortality charge is deducted during the annuity payout phase on all Contracts, including those that do not involve a life contingency, even though the Company does not bear direct mortality risk with respect to variable annuity settlement options that do not involve life contingencies. The expense risk arises from the Company's guarantee that the charges it makes will not exceed the limits described in the Contract and in this Prospectus.

If the charge for mortality and expense risks is not sufficient to cover actual mortality experience and expenses, the Company will absorb the losses. If expenses are less than the amounts provided to the Company by the charge, the difference will be a profit to the Company. To the extent this charge results in a profit to the Company, such profit will be available for use by the Company for, among other things, the payment of distribution, sales and other expenses, and to partially recover the expenses associated with the Payment Credit.

This charge may not be increased. Since mortality and expense risks involve future contingencies that are not subject to precise determination in advance, it is not feasible to identify specifically the portion of the charge which is applicable to each.

Deductions under the Contract and charges against the assets of the Sub-Accounts are described below. Other deductions and expenses paid out of the assets of the Underlying Funds are described in the prospectuses and SAIs of the Underlying Funds.

ADMINISTRATIVE EXPENSE CHARGE. The Company assesses each Sub-Account with a daily Administrative Expense Charge at an annual rate of 0.15% of the average daily net assets of the Sub-Account. This charge may not be increased. The charge is imposed during both the accumulation phase and the annuity payout phase. The daily Administrative Expense Charge is assessed to help defray administrative expenses actually incurred in the administration of the Sub-Account. There is no direct relationship, however, between the amount of administrative expenses imposed on a given Contract and the amount of expenses actually attributable to that Contract.

Deductions for the Contract fee (described below under "B. Contract Fee") and for the Administrative Expense Charge are designed to reimburse the Company for the cost of administration and related expenses and are not expected to be a source of profit. The administrative functions and expense assumed by the Company in connection with the Variable Account and the Contract include, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expense of preparing and typesetting prospectuses and the cost of printing prospectuses not allocable to sales expense, filing and other fees.

OTHER CHARGES. Because the Sub-Accounts purchase shares of the Underlying Funds, the value of the net assets of the Sub-Accounts will reflect the investment advisory fee and other expenses incurred by the Underlying Funds. Management fee waivers and/or reimbursements may be in effect for certain or all of the Underlying Funds. For specific information regarding the existence and effect of any waivers/ reimbursements see "Annual Underlying Portfolio Expenses" under SUMMARY OF FEES AND EXPENSES. The prospectuses and SAIs for the Underlying Funds also contain additional information concerning expenses of the Underlying Funds and should be read in conjunction with the Prospectus.

B.  CONTRACT FEE

During the accumulation phase, a $30 Contract fee is deducted on the Contract anniversary date and upon full surrender of the Contract if the Accumulated Value on any of these dates is less than $75,000. The Contract fee is currently waived for Contracts issued to and maintained by the trustee of a 401(k) plan. The Company reserves the right to impose a Contract Fee on Contracts issued to 401(k) plans but only with respect to Contracts issued after the date the waiver is no longer available.

Where Contract value has been allocated to more than one account, a percentage of the total Contract fee will be deducted from the value in each account. The portion of the charge deducted from each account will be equal to the percentage that the value in that account bears to the Accumulated Value under the Contract. The deduction of the Contract fee from a Sub-Account will result in cancellation of a number of Accumulation Units equal in value to the portion of the charge deducted from that Sub-Account.

Where permitted by law, the Contract fee also may be waived for Contracts where, on the Issue Date, either the Owner or the Annuitant is within the following class of individuals: employees and registered representatives of any broker-dealer which has entered into a sales agreement with the Company to sell the Contract; employees of the Company, its affiliates and subsidiaries, officers, directors, trustees and employees of any of the Underlying Funds; investment managers or sub-advisers; and the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents and grandparents.

C.  OPTIONAL RIDER CHARGE

The Company currently offers an Enhanced Death Benefit Rider that is only available if elected by the Owner at issue. A separate monthly charge is made for the Rider through a pro-rata reduction of the Accumulated Value of the Sub-Accounts and the Fixed Account. The pro-rata reduction is based on the relative value that the Accumulation Units of the Sub-Accounts and the dollar amounts in the Fixed Account bear to the total Accumulated Value.

The applicable charge for the following is assessed on the Accumulated Value on the last day of each Contract month multiplied by 1/12th of the following annual percentage rate:

Enhanced Death Benefit With Annual Step-Up................................................  0.15%

For a description of the Rider, see "Optional Enhanced Death Benefit Rider" under "G. Death Benefit," DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE, above.

D.  PREMIUM TAXES

Some states and municipalities impose a premium tax on variable annuity contracts. State premium taxes currently range up to 3.5%. The Company makes a charge for state and municipal premium taxes, when applicable, and deducts the amount paid as a premium tax charge. The current practice of the Company is to deduct the premium tax charge in one of two ways:

    1. if the premium tax was paid by the Company when payments were received, the premium tax charge is deducted on a pro-rata basis when withdrawals are made, upon surrender of the Contract, or when annuity benefit payments begin (the Company reserves the right instead to deduct the premium tax charge for a Contract at the time payments are received); or

    2.  the premium tax charge is deducted when annuity benefit payments begin.

In no event will a deduction be taken before the Company has incurred a tax liability under applicable state law.

If no amount for premium tax was deducted at the time the payment was received, but subsequently tax is determined to be due prior to the Annuity Date, the Company reserves the right to deduct the premium tax from the Contract value at the time such determination is made.

E.  SURRENDER CHARGE

No charge for sales expense is deducted from payments at the time the payments are made. However, during the accumulation phase, a surrender charge, may be deducted from the Accumulated Value in the case of surrender or withdrawal within certain time limits described below. The Company uses a portion of the surrender charge to recover expenses associated with the Payment Credit.

CALCULATION OF SURRENDER CHARGE. For purposes of determining the surrender charge, the Accumulated Value is divided into four categories:

    - The amount available under the Withdrawal Without Surrender Charge provision, described below;

    - Old Payments -- total payments invested in the Contract for more than nine years;

    - New Payments -- payments received by the Company during the nine years preceding the date of the surrender or withdrawal; and

    - Payment Credits.

Amounts available as a Withdrawal Without Surrender Charge, followed by Old Payments, may be withdrawn from the Contract at any time without the imposition of a surrender charge. However, if a withdrawal or surrender is attributable all or in part to New Payments, a surrender charge may be imposed.

The amount of the charge will depend upon the number of years that any New Payments to which the withdrawal is attributed have remained credited under the Contract. For the purpose of calculating surrender charges for New Payments, all amounts withdrawn are assumed to be deducted first from the oldest New Payment and then from the next oldest New Payment and so on, until all New Payments have been exhausted pursuant to the first-in-first-out ("FIFO") method of accounting. (See FEDERAL TAX CONSIDERATIONS for a discussion of how withdrawals are treated for income tax purposes.)

The following surrender charge table outlines these charges:

COMPLETE YEARS FROM
  DATE OF PAYMENT       CHARGE
-------------------    --------
  Less than 4            8.5%
  Less than 5            7.5%
  Less than 6            6.5%
  Less than 7            5.5%
  Less than 8            3.5%
  Less than 9            1.5%
  Thereafter                0

The amount withdrawn equals the amount requested by the Owner plus the surrender charge, if any. The charge is applied as a percentage of the New Payments withdrawn.

The total charge equals the aggregate of all applicable surrender charges for a surrender and withdrawals, including the Withdrawal Adjustment Charge that may apply if a withdrawal is taken during the annuity payout phase (see "F. Withdrawals After the Annuity Date" under ANNUITIZATION -- THE PAYOUT PHASE). In no event will the total surrender and withdrawal charges exceed a maximum limit of 8.5% of total gross New Payments.

WITHDRAWAL WITHOUT SURRENDER CHARGE. Each calendar year prior to the Annuity Date, an Owner may withdraw a portion of the Contract's Surrender Value without any applicable surrender charge ("Withdrawal Without Surrender Charge Amount"). The above surrender charge table is not applicable to these withdrawals. The first time an Owner makes a withdrawal from the Contract, the Withdrawal Without Surrender Charge Amount is the greater of (a) or (b):

        Where (a) is:  100% of Cumulative Earnings (excluding Payment Credits);
                       and

        Where (b) is:  15% of the total of all payments invested in the Contract as of the Valuation Date for the withdrawal.

After that first withdrawal from the Contract, the maximum annual Withdrawal Without Surrender Charge Amount is the greater of (a) or (b):

        Where (a) is:  100% of Cumulative Earnings (excluding Payment Credits);
                       and

        Where (b) is:  15% of the total of all payments invested in the Contract
                       LESS that portion of any prior withdrawal(s) of payments that are subject to the surrender charge table (even if the applicable surrender charge is 0%) as of the Valuation Date for the withdrawal (the Gross Payment
                       Base), LESS any prior withdrawal(s) during the same calendar year to which the surrender charge table was not applicable.

In (a), cumulative earnings are calculated as the Accumulated Value as of the Valuation Date, reduced by Payment Credits and total gross payments not previously withdrawn.

EFFECT OF WITHDRAWAL OF WITHDRAWAL WITHOUT SURRENDER CHARGE AMOUNT. When a withdrawal is taken, the Company initially determines the Withdrawal Without Surrender Charge Amount in the following order:

- The Company first deducts the Withdrawal Without Surrender Charge Amount from cumulative earnings.

- If the Withdrawal Without Surrender Charge Amount exceeds cumulative earnings, the Company will deem the excess to be withdrawn from New Payments on a last-in-first-out (LIFO) basis, so that the newest

  New Payments are withdrawn first. This results in those New Payments, which are otherwise subject to the highest surrender charge at that point in time, being withdrawn first without a surrender charge.

- If more than one withdrawal is made during the year, on each subsequent withdrawal the Company will waive the surrender charge, if any, until the entire Withdrawal Without Surrender Charge Amount has been withdrawn.

After the entire Withdrawal Without Surrender Charge Amount available in a calendar year has been withdrawn, for the purposes of determining the amount of the surrender charge, if any, withdrawals will be deemed to be taken in the following order:

- First from Old Payments.

    - The surrender charge table is applicable, but because Old Payments have been invested in the Contract for more than 9 years, the surrender charge is 0%.

- Second from New Payments.

    - The surrender charge table is applicable.

    - Payments are now withdrawn from this category on a first-in-first-out
      (FIFO) basis, so that the oldest New Payments are now withdrawn first. This results in the withdrawal of New Payments with the lowest surrender charge first.

- Third from Payment Credits.

    - The surrender charge table is not applicable to the withdrawal of Payment Credits.

For Qualified Contracts and Contracts issued under Section 457 Deferred Compensation Plans only, the maximum amount available without a surrender charge during any calendar year will be the greatest of (a), (b) and (c) where (a) and
(b) are the same as above and (c) is the amount available as a Life Expectancy Distribution less any Withdrawal Without Surrender Charge Amount during the same calendar year. (see "Life Expectancy Distributions" under DESCRIPTION OF THE CONTACT -- THE ACCUMULATION PHASE.

For further information on surrender and withdrawals, including minimum limits on amount withdrawn and amount remaining under the Contract in the case of withdrawals, and important tax considerations, see "F. Surrender and Withdrawals" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and see FEDERAL TAX CONSIDERATIONS.

REDUCTION OR ELIMINATION OF SURRENDER CHARGE AND ADDITIONAL AMOUNTS
CREDITED. Where permitted by law, the Company will waive the surrender charge in the event that the Owner (or the Annuitant, if the Owner is not an individual) becomes physically disabled after the Issue Date of the Contract (or in the event that the original Owner or Annuitant has changed since issue, after being named Owner or Annuitant) and before attaining age 65. For purposes of this provision, "physically disabled" means the Owner or Annuitant, as applicable, has been unable to engage in an occupation or to conduct daily activities for a period of at least 12 consecutive months as a result of disease or bodily injury.The Company may require proof of such disability and continuing disability and reserves the right to obtain an examination by a licensed physician of its choice and at its expense.

Where surrender charges have been waived under the situation discussed above, no additional payments under this Contract will be accepted unless required by state law.

In addition, from time to time the Company may allow a reduction in or elimination of the surrender charges, the period during which the charges apply, or both, and/or credit additional amounts on Contracts, when Contracts are sold to individuals or groups of individuals in a manner that reduces sales expenses. The Company will consider factors such as the following:

    - the size and type of group or class, and the persistency expected from that group or class;

    - the total amount of payments to be received, and the manner in which payments are remitted;

    - the purpose for which the Contracts are being purchased, and whether that purpose makes it likely that costs and expenses will be reduced;

    - other transactions where sales expenses are likely to be reduced; or

    - the level of commissions paid to selling broker-dealers or certain financial institutions with respect to Contracts within the same group or class (for example, broker-dealers who offer this Contract in connection with financial planning services offered on a fee-for-service basis).

The Company also may reduce or waive the surrender charge, and/or credit additional amounts on Contracts, where either the Owner or the Annuitant on the Issue Date is within the following class of individuals ("eligible persons"):

    - employees and registered representatives of any broker-dealer which has entered into a sales agreement with the Company to sell the Contract;

    - employees of the Company, its affiliates and subsidiaries; officers, directors, trustees and employees of any of the Underlying Funds;

    - investment managers or sub-advisers of the Underlying Funds; and

    - the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents, and grandparents.

In addition, if permitted under state law, surrender charge will be waived under 403(b) Contracts where the amount withdrawn is being contributed to a life policy issued by the Company as part of the individual's 403(b) plan.

Where an Owner who is trustee under a pension plan surrenders, in whole or in part, a Contract on a terminating employee, the trustee will be permitted to reallocate all or a part of the Accumulated Value under the Contract to other Contracts issued by the Company and owned by the trustee, with no deduction for any otherwise applicable surrender charge. Any such reallocation will be at the unit values for the Sub-Accounts as of the Valuation Date on which a written, signed request is received at the Principal Office.

Any reduction or elimination in the amount or duration of the surrender charge will not discriminate unfairly among purchasers of this Contract. The Company will not make any changes to this charge where prohibited by law.

F. TRANSFER CHARGE

The Company currently does not assess a charge for processing transfers. The Company guarantees that the first 12 transfers in a Contract year will be free of transfer charge, but reserves the right to assess a charge, guaranteed never to exceed $25, for each subsequent transfer in a Contract year to reimburse it for the expense of processing transfers. For more information, see "E. Transfer Privilege" under DESCRIPTION OF THE

CONTRACT -- THE ACCUMULATION PHASE and "E. Transfers of Annuity Units" under ANNUITIZATION -- THE PAYOUT PHASE.

G. WITHDRAWAL ADJUSTMENT CHARGE

After the Annuity Date, a withdrawal will result in a calculation by the Company of the present value of either all future annuity benefit payments or future guaranteed annuity benefit payments. The present value is calculated based on the Annuity 2000 Mortality Table (male, female or unisex rates as appropriate). If a withdrawal is made within 5 years of the Issue Date, the AIR or interest rate used to determine the annuity benefit payments is increased by 1.00%. The adjustment to the AIR or interest rate used to determine the present value results in lower future annuity payments, and may be viewed as a charge under the Contract. The Withdrawal Adjustment Charge does not apply if a withdrawal is made in connection with the death of an Annuitant or if a withdrawal is made 5 or more years after the Issue Date.

For more information see "F. Withdrawals After the Annuity Date," under ANNUITIZATION -- THE PAYOUT PHASE.

                           FEDERAL TAX CONSIDERATIONS

The effect of federal income taxes on the value of a Contract, on withdrawals or surrenders, on annuity benefit payments, and on the economic benefit to the Owner, Annuitant, or beneficiary depends upon a variety of factors. The following discussion is based upon the Company's understanding of current federal income tax laws as they are interpreted as of the date of this Prospectus. No representation is made regarding the likelihood of continuation of current federal income tax laws or of current interpretations by the IRS. In addition, this discussion does not address state or local tax consequences that may be associated with the Contract.

IT SHOULD BE RECOGNIZED THAT THE FOLLOWING DISCUSSION OF FEDERAL INCOME TAX ASPECTS OF AMOUNTS RECEIVED UNDER VARIABLE ANNUITY CONTRACTS IS NOT EXHAUSTIVE, DOES NOT PURPORT TO COVER ALL SITUATIONS, AND IS NOT INTENDED AS TAX ADVICE. A QUALIFIED TAX ADVISER ALWAYS SHOULD BE CONSULTED WITH REGARD TO THE APPLICATION OF LAW TO INDIVIDUAL CIRCUMSTANCES.

A.  GENERAL

THE COMPANY. The Company intends to make a charge for any effect which the income, assets, or existence of the Contract, the Variable Account or the Sub-Accounts may have upon its tax. The Variable Account presently is not subject to tax, but the Company reserves the right to assess a charge for taxes should the Variable Account at any time become subject to tax. Any charge for taxes will be assessed on a fair and equitable basis in order to preserve equity among classes of Owners and with respect to each separate account as though that separate account was a separate taxable entity.

The Variable Account is considered a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under Subchapter L of the Code. The Company files a consolidated tax return with its affiliates.

DIVERSIFICATION REQUIREMENTS.  The IRS has issued regulations under
Section 817(h) of the Code relating to the diversification requirements for variable annuity and variable life insurance contracts. The regulations prescribed by the Treasury Department provide that the investments of a segregated asset account underlying a variable annuity contract are adequately diversified if no more than 55% of the value of its assets is represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments, and no more than 90% by any four investments. Under this section of the Code, if the investments are not adequately diversified, the Contract will not be treated as an annuity contract, and therefore the income on the Contract, for any taxable year of the Owner, would be treated as ordinary income received or accrued by the Owner. It is anticipated that the Underlying Funds will comply with the current diversification requirements. In the event that future IRS regulations and/or rulings would require Contract modifications in order to remain in compliance with the diversification standards, the Company will make reasonable efforts to comply, and it reserves the right to make such changes as it deems appropriate for that purpose.

INVESTOR CONTROL. In order for a variable annuity contract to qualify for tax deferral, the Company, and not the variable contract owner, must be considered to be the owner for tax purposes of the assets in the segregated asset account underlying the variable annuity contract. In certain circumstances, however, variable annuity contract owners may now be considered the owners of these assets for federal income tax purposes. Specifically, the IRS has stated in published rulings that a variable annuity contract owner may be considered the owner of segregated account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations do not provide guidance governing the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account. This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued. The Company therefore additionally reserves the right to modify the Contract as necessary in order to attempt to prevent a contract owner from being considered the owner of a pro rata share of the assets of the segregated asset account underlying the variable annuity contracts.

B.  QUALIFIED AND NON-QUALIFIED CONTRACTS

From a federal tax viewpoint there are two types of variable annuity contracts, "qualified" contracts and "non-qualified" contracts. A qualified contract is one that is purchased in connection with a retirement plan which meets the requirements of Sections 401, 403, or 408 of the Code, while a non-qualified contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary, depending on whether they are made from a qualified contract or a non-qualified contract. For more information on the tax provisions applicable to qualified contracts, see "E. Provisions Applicable to Qualified Employer Plans" below.

C.  TAXATION OF THE CONTRACT IN GENERAL

The Company believes that the Contract described in this Prospectus will, with certain exceptions (see "Nonnatural Owner" below), be considered an annuity contract under Section 72 of the Code. Please note, however, if the Owner chooses an Annuity Date beyond the Owner's 85th birthday, it is possible that the Contract may not be considered an annuity for tax purposes, and therefore, the Owner will be taxed on the annual increase in Accumulated Value. The Owner should consult tax and financial advisors for more information. This section governs the taxation of annuities. The following discussion concerns annuities subject to Section 72.

WITHDRAWALS PRIOR TO ANNUITIZATION. With certain exceptions, any increase in the Contract's Accumulated Value is not taxable to the Owner until it is withdrawn from the Contract. Under the current provisions of the Code, amounts received under an annuity contract prior to annuitization (including payments made upon the death of the annuitant or owner), generally are first attributable to any investment gains credited to the contract over the taxpayer's "investment in the contract." Such amounts will be treated as gross income subject to federal income taxation. "Investment in the contract" is the total of all payments to the Contract which were not excluded from the Owner's gross income less any amounts previously withdrawn which were not included in income.
Section 72(e)(11)(A)(ii) requires that all non-qualified deferred annuity contracts issued by the same insurance company to the same owner during a single calendar year be treated as one contract in determining taxable distributions.

WITHDRAWALS AFTER ANNUITIZATION. A withdrawal from a qualified or non-qualified contract may create significant adverse tax consequences. It is possible that the Internal Revenue Service may take the view that when withdrawals (other than annuity payments) are taken during the annuity payout phase of the Contract, all amounts received by the taxpayer are taxable at ordinary income rates as amounts "not received as an annuity." In addition, such amounts may be taxable to the recipient without regard to the Owner's investment in the Contract or any investment gain that might be present in the current annuity value.

For example, assume that a Contract owner with Accumulated Value of $100,000 of which $90,000 is comprised of investment in the Contract and $10,000 is investment gain, makes a withdrawal of $20,000 during the annuity payout phase. Under this view, the Contract owner would pay income taxes on the entire $20,000 amount in that tax year. For some taxpayers, such as those under age 59 1/2, additional tax penalties may also apply.

OWNERS OF QUALIFIED AND NON-QUALIFIED CONTRACTS SHOULD CONSIDER CAREFULLY THE TAX IMPLICATIONS OF ANY WITHDRAWAL REQUESTS AND THEIR NEED FOR CONTRACT FUNDS PRIOR TO THE EXERCISE OF THE WITHDRAWAL RIGHT. CONTRACT OWNERS SHOULD ALSO CONTACT THEIR TAX ADVISER PRIOR TO MAKING WITHDRAWALS.

ANNUITY PAYOUTS AFTER ANNUITIZATION. When annuity benefit payments begin under the Contract, generally a portion of each payment may be excluded from gross income. The excludable portion generally is determined by a formula that establishes the ratio that the investment in the Contract bears to the expected return under the Contract. The portion of the payment in excess of this excludable amount is taxable as ordinary income. Once all the investment in the Contract is recovered, the entire payment is taxable. If the annuitant dies before cost basis is recovered, a deduction for the difference is allowed on the Owner's final tax return.

PENALTY ON DISTRIBUTION. A 10% penalty tax may be imposed on the withdrawal of investment gains if the withdrawal is made prior to age 59 1/2. The penalty tax will not be imposed on withdrawals:

    - taken on or after age 59 1/2; or

    - if the withdrawal follows the death of the Owner (or, if the Owner is not an individual, the death of the primary Annuitant, as defined in the
      Code); or

    - in the case of the Owner's "total disability" (as defined in the Code); or

    - if withdrawals from a qualified Contract are made to an employee who has terminated employment after reaching age 55; or

    - irrespective of age, if the amount received is one of a series of "substantially equal" periodic payments made at least annually for the life or life expectancy of the payee.

The requirement of "substantially equal" periodic payments is met when the Owner elects to have distributions made over the Owner's life expectancy, or over the joint life expectancy of the Owner and beneficiary. The requirement is also met when the number of units withdrawn to make each distribution is substantially the same. Any modification, other than by reason of death or disability, of distributions which are part of a series of substantially equal periodic payments that occurs before the later of the Owner's age 59 1/2 or five years, will subject the Owner to the 10% penalty tax on the prior distributions.

In a Private Letter Ruling, the IRS took the position that where distributions from a variable annuity contract were determined by amortizing the accumulated value of the contract over the taxpayer's remaining life expectancy, and the option could be changed or terminated at any time, the distributions failed to qualify as part of a "series of substantially equal payments" within the meaning of Section 72 of the Code. The distributions, therefore, were subject to the 10% federal penalty tax. This Private Letter Ruling may be applicable to an Owner who receives distributions under any LED-type option prior to age 59 1/2. Subsequent Private Letter Rulings, however, have treated LED-type withdrawal programs as effectively avoiding the 10% penalty tax. The position of the IRS on this issue is unclear.

ASSIGNMENTS OR TRANSFERS. If the Owner transfers (assigns) the Contract to another individual as a gift prior to the Annuity Date, the Code provides that the Owner will incur taxable income at the time of the transfer. An exception is provided for certain transfers between spouses. The amount of taxable income upon such taxable transfer is equal to any investment gain in value over the Owner's cost basis at the time of the transfer. The transfer also is subject to federal gift tax provisions.

NONNATURAL OWNERS. As a general rule, deferred annuity contracts owned by "nonnatural persons" (e.g., a corporation) are not treated as annuity contracts for federal tax purposes, and the investment income attributable to contributions made after February 28, 1986 is taxed as ordinary income that is received or accrued by the owner during the taxable year. This rule does not apply to annuity contracts purchased with a single payment when the annuity date is no later than a year from the issue date or to deferred annuities owned by qualified employer plans, estates, employers with respect to a terminated pension plan, and entities other than employers, such as a trust, holding an annuity as an agent for a natural person. This exception, however, will not apply in cases of any employer who is the owner of an annuity contract under a non-qualified deferred compensation plan.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS. Under Section 457 of the Code, deferred compensation plans established by governmental and certain other tax-exempt employers for their employees may invest in annuity contracts. Contributions and investment earnings are not taxable to employees until distributed; however, with respect to payments made after February 28, 1986, a Contract owned by a state or local government or a tax-exempt organization will not be treated as an annuity under
Section 72 as well.

D.  TAX WITHHOLDING

The Code requires withholding with respect to payments or distributions from non-qualified contracts and IRAs, unless a taxpayer elects not to have withholding. A 20% withholding requirement applies to distributions from most other qualified contracts. In addition, the Code requires reporting to the IRS of the amount of income received with respect to payment or distributions from annuities.

E.  PROVISIONS APPLICABLE TO QUALIFIED EMPLOYER PLANS

Federal income taxation of assets held inside a qualified retirement plan and of earnings on those assets is deferred until distribution of plan benefits begins. As such, it is not necessary to purchase a variable annuity contract solely to obtain its tax deferral feature. However, other features offered under this Contract and described in this Prospectus -- such as the minimum guaranteed death benefit, the guaranteed fixed annuity rates and the wide variety of investment options -- may make this Contract a suitable investment for your qualified retirement plan.

The tax rules applicable to qualified retirement plans, as defined by the Code, are complex and vary according to the type of plan. Benefits under a qualified plan may be subject to that plan's terms and conditions irrespective of the terms and conditions of any annuity contract used to fund such benefits. As such, the following is simply a general description of various types of qualified plans that may use the Contract. Before purchasing any annuity contract for use in funding a qualified plan, more specific information should be obtained.

Qualified Contracts may include special provisions (endorsements) changing or restricting rights and benefits otherwise available to owners of non-qualified Contracts. Individuals purchasing a qualified Contract should carefully review any such changes or limitations which may include restrictions to ownership, transferability, assignability, contributions, and distributions.

CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT SHARING PLANS. Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, permits self-employed individuals to establish similar plans for themselves and their employees. Employers intending to use qualified Contracts in connection with such plans should seek competent advice as to the suitability of the Contract to their specific needs and as to applicable Code limitations and tax consequences.

The Company can provide prototype plans for certain pension or profit sharing plans for review by the plan's legal counsel. For information, ask your financial representative.

INDIVIDUAL RETIREMENT ANNUITIES. Sections 408 and 408A of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Note: This term covers all IRAs permitted under Sections 408 and 408A of the Code, including Roth IRAs. IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from other types of retirement plans may be "rolled over," on a tax-deferred basis, to an IRA. Purchasers of an IRA Contract will be provided with supplementary information as may be required by the IRS or other appropriate agency, and will have the right to cancel the Contract as described in this Prospectus. See
"D. Right to Cancel."

Eligible employers that meet specified criteria may establish simplified employee pension plans (SEP-IRAs) for their employees using IRAs. Employer contributions that may be made to such plans are larger than the amounts that may be contributed to regular IRAs and may be deductible to the employer.

TAX-SHELTERED ANNUITIES ("TSAS"). Under the provisions of Section 403(b) of the Code, payments made to annuity Contracts purchased for employees under annuity plans adopted by public school systems and certain organizations which are tax exempt under Section 501(c)(3) of the Code are excludable from the gross income of such employees to the extent that total annual payments do not exceed the maximum contribution permitted under the Code. Purchasers of TSA contracts should seek competent advice as to eligibility, limitations on permissible payments and other tax consequences associated with the contracts.

Withdrawals or other distributions attributable to salary reduction contributions (including earnings thereon) made to a TSA contract after December 31, 1988, may not begin before the employee attains age 59 1/2, separates from service, dies or becomes disabled. In the case of hardship, an Owner may withdraw amounts contributed by salary reduction, but not the earnings on such amounts. Even though a distribution may be permitted under these rules (e.g., for hardship or after separation from service), it may be subject to a 10% penalty tax as a premature distribution, in addition to income tax.

TEXAS OPTIONAL RETIREMENT PROGRAM. Distributions under a TSA contract issued to participants in the Texas Optional Retirement Program may not be received except in the case of the participant's death, retirement or termination of employment in the Texas public institutions of higher education. These additional restrictions are imposed under the Texas Government Code and a prior opinion of the Texas Attorney General.

                             STATEMENTS AND REPORTS

An Owner is sent a report semi-annually which provides certain financial information about the Underlying Funds. At least annually, but possibly as frequently as quarterly, the Company will furnish a statement to the Owner containing information about his or her Contract, including Accumulation Unit Values and other information as required by applicable law, rules and regulations. The Company will also send a confirmation statement to Owners each time a transaction is made affecting the Contract's Accumulated Value. (Certain transactions made under recurring payment plans may in the future be confirmed quarterly rather than by immediate confirmations.) The Owner should review the information in all statements carefully. All errors or corrections must be reported to the Company immediately to assure proper crediting to the Contract. The Company will assume that all transactions are accurately reported on confirmation statements and quarterly/ annual statements unless the Owner notifies the Principal Office in writing within 30 days after receipt of the statement.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts or that the Sub-Accounts may purchase. If the shares of any Underlying Fund no longer are available for investment or if, in the Company's judgment, further investment in any Underlying Fund should become inappropriate in view of the purposes of the Variable Account or the affected Sub-Account, the Company may withdraw the shares of that Underlying Fund and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Contract interest in a Sub-Account without notice to the Owner and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law. The

Variable Account may, to the extent permitted by law, purchase other securities for other contracts or permit a conversion between contracts upon request by an Owner.

The Company also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new Underlying Fund or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owners on a basis to be determined by the Company.

Shares of the Underlying Funds also are issued to variable accounts of the Company and its affiliates which issue variable life contracts ("mixed funding"). Shares of the Underlying Funds also are issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life owners or variable annuity owners. Although the Company and the underlying investment companies do not currently foresee any such disadvantages to either variable life insurance owners or variable annuity owners, the Company and the trustees intend to monitor events in order to identify any material conflicts between such owners, and to determine what action, if any, should be taken in response thereto. If the trustees were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the Company will bear the attendant expenses.

The Company reserves the right, subject to compliance with applicable law to:

    (1) transfer assets from the Variable Account or Sub-Account to another of the Company's variable accounts or sub-accounts having assets of the same class,

    (2) to operate the Variable Account or any Sub-Account as a management investment company under the 1940 Act or in any other form permitted by law,

    (3) to deregister the Variable Account under the 1940 Act in accordance with the requirements of the 1940 Act,

    (4) to substitute the shares of any other registered investment company for the Fund shares held by a Sub-Account, in the event that Fund shares are unavailable for investment, or if the Company determines that further investment in such Fund shares is inappropriate in view of the purpose of the Sub-Account,

    (5) to change the methodology for determining the net investment factor,

    (6) to change the names of the Variable Account or of the Sub-Accounts and

    (7) to combine with other Sub-Accounts or other Separate Accounts of the Company.

If any of these substitutions or changes is made, the Company may endorse the Contract to reflect the substitution or change and will notify Owners of all such changes.

                   CHANGES TO COMPLY WITH LAW AND AMENDMENTS

The Company reserves the right, without the consent of Owners, to suspend sales of the Contract as presently offered, and to make any change to provisions of the Contract to comply with, or give Owners the benefit of, any federal or state statute, rule or regulation (or any laws, regulations or rules of any jurisdiction in which the Company is doing business), including but not limited to requirements for annuity contracts and retirement plans under the Code and pertinent regulations or any state statute or regulation. Any such changes will apply uniformly to all Contracts that are affected. Owners will be given written notice of such changes.

                                 VOTING RIGHTS

The Company will vote Underlying Fund shares held by each Sub-Account in accordance with instructions received from Owners. Each person having a voting interest in a Sub-Account will be provided with proxy materials of the Underlying Fund, together with a form with which to give voting instructions to the Company. Shares for which no timely instructions are received will be voted in proportion to the instructions that are received. The Company also will vote shares in a Sub-Account that it owns and which are not attributable to Contracts in the same proportion. If the 1940 Act or any rules thereunder should be amended, or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares in its own right, whether or not such shares are attributable to the Contract, the Company reserves the right to do so.

The number of votes which an Owner may cast will be determined by the Company as of the record date established by the Underlying Fund. During the accumulation period, the number of Underlying Fund shares attributable to each Owner will be determined by dividing the dollar value of the Accumulation Units of the Sub-Account credited to the Contract by the net asset value of one Underlying Fund share. During the annuity payout phase, the number of Underlying Fund shares attributable to each Owner will be determined by dividing the reserve held in each Sub-Account for the Owner's variable annuity by the net asset value of one Underlying Fund share. Ordinarily, the Owner's voting interest in the Underlying Fund will decrease as the reserve for the variable annuity is depleted.

                                  DISTRIBUTION

The Contract offered by this Prospectus may be purchased from certain independent broker-dealers which are registered under the Securities and Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. ("NASD"). The Contract also is offered through Allmerica Investments, Inc., which is the principal underwriter and distributor of the Contracts. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, is a registered broker-dealer, a member of the NASD and an indirectly wholly owned subsidiary of First Allmerica.

The Company pays commissions not to exceed 7.0% of payments to broker-dealers which sell the Contract. Alternative commission schedules are available with lower initial commission amounts based on payments, plus ongoing annual compensation of up to 1% of the Contract's Accumulated Value. To the extent permitted by NASD rules, promotional incentives or payments also may be provided to such broker-dealers based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature, and similar services.

The Company intends to recoup commissions and other sales expenses through a combination of anticipated surrender charges and profits from the Company's General Account, which may include amounts derived from mortality and risk charges. Commissions paid on the Contract, including additional incentives or payments, do not result in any additional charge to Owners or to the Variable Account. The Company will retain any surrender charges assessed on a Contract.

Owners may direct any inquiries to their financial representative or to Annuity Client Services, 440 Lincoln Street, Worcester, MA 01653, telephone 1-800-423-5252.

                                 LEGAL MATTERS

There are no legal proceedings pending to which the Variable Account is a party, or to which the assets of the Variable Account are subject. The Company and the Principal Underwriter are not involved in any litigation that is of material importance in relation to their total assets or that relates to the Separate Account.

                              FURTHER INFORMATION

A Registration Statement under the 1933 Act relating to this offering has been filed with the SEC. Certain portions of the Registration Statement and amendments have been omitted in this Prospectus pursuant to the rules and regulations of the SEC. The omitted information may be obtained from the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

                                   APPENDIX A
                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

Because of exemption and exclusionary provisions in the securities laws, interests in the Fixed Account generally are not subject to regulation under the provisions of the 1933 Act or the 1940 Act. Disclosures regarding the fixed portion of the annuity Contract and the Fixed Account may be subject to the provisions of the 1933 Act concerning the accuracy and completeness of statements made in this Prospectus. The disclosures in this APPENDIX A have not been reviewed by the SEC.

The Fixed Account is part of the Company's General Account which is made up of all of the general assets of the Company other than those allocated to a separate account. Allocations to the Fixed Account become part of the assets of the Company and are used to support insurance and annuity obligations. A portion or all of net payments may be allocated to accumulate at a fixed rate of interest in the Fixed Account. Such net amounts are guaranteed by the Company as to principal and a minimum rate of interest. Under the Contract, the minimum interest which may be credited on amounts allocated to the Fixed Account is 3% compounded annually. Additional "Excess Interest" may or may not be credited at the sole discretion of the Company.

                                   APPENDIX B
                               SURRENDER CHARGES

FULL SURRENDER -- Assume a payment of $50,000 is made on the Issue Date and no additional payments are made. Assume there are no partial withdrawals. The Withdrawal Without Surrender Charge Amount is equal to the greater of 100% of cumulative earnings (excluding Payment Credits) or 15% of the total of all payments invested in the Contract.

The table below presents examples of the surrender charge resulting from a full surrender, based on Hypothetical Accumulated Values.

          HYPOTHETICAL     WITHDRAWAL      SURRENDER
CONTRACT  ACCUMULATED   WITHOUT SURRENDER    CHARGE    SURRENDER
  YEAR       VALUE        CHARGE AMOUNT    PERCENTAGE   CHARGE
--------  ------------  -----------------  ----------  ---------
    1       $ 56,160         $ 7,500          8.5%       $4,136
    2         60,653           8,653          8.5%        4,250
    3         65,505          13,505          8.5%        4,250
    4         70,745          18,745          8.5%        4,250
    5         76,405          24,405          7.5%        3,750
    6         82,517          30,517          6.5%        3,250
    7         89,119          37,119          5.5%        2,750
    8         96,248          44,248          3.5%        1,750
    9        103,948          51,948          1.5%          750
   10        112,264          60,264          0.0%            0

WITHDRAWALS -- Assume a payment of $50,000 is made on the Issue Date and no additional payments are made. Assume that there are withdrawals as detailed below. The Withdrawal Without Surrender Charge Amount is equal to the greater of 100% of cumulative earnings (excluding Payment Credits) or 15% of the total of all payments invested in the Contract less that portion of any prior withdrawal(s) of payments that are subject to the surrender charge table.

The table below presents examples of the surrender charge resulting from withdrawals, based on Hypothetical Accumulated Values:

          HYPOTHETICAL                  WITHDRAWAL      SURRENDER
CONTRACT  ACCUMULATED                WITHOUT SURRENDER    CHARGE    SURRENDER
  YEAR       VALUE      WITHDRAWALS    CHARGE AMOUNT    PERCENTAGE   CHARGE
--------  ------------  -----------  -----------------  ----------  ---------
    1        $56,160             $0       $ 7,500          8.5%           $0
    2         60,653              0         8,653          8.5%            0
    3         65,505              0        13,505          8.5%            0
    4         70,745         30,000        18,745          8.5%          957
    5         44,005         10,000         5,812          7.5%          314
    6         36,725          5,000         5,184          6.5%            0
    7         34,264         10,000         5,184          5.5%          265
    8         26,205         15,000         4,461          3.5%          369
    9         12,101          5,000         2,880          1.5%           32
   10          7,669          5,000         2,562          0.0%            0

                                   APPENDIX C
                        CONDENSED FINANCIAL INFORMATION
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VA-K

                                                              YEAR ENDED DECEMBER 31,
                          ------------------------------------------------------------------------------------------------
      SUB-ACCOUNT           2000       1999       1998       1997       1996       1995       1994       1993       1992
------------------------  --------   --------   --------   --------   --------   --------   --------   --------   --------
DGPF GROWTH & INCOME
 SERIES
Unit Value:
  Beginning of Period...               2.672      2.433      1.883      1.582      1.178      1.197      1.051      1.000
  End of Period.........               2.556      2.672      2.433      1.883      1.582      1.178      1.197      1.051
  Number of Units
    Outstanding at End
    of Period (in
    thousands)..........             136,760    146,009    113,507     65,991     48,305     38,591     25,086      4,208

DGPF DEVON SERIES
Unit Value:
  Beginning of Period...               1.543      1.261      1.000        N/A        N/A        N/A        N/A        N/A
  End of Period.........               1.367      1.543      1.261        N/A        N/A        N/A        N/A        N/A
  Number of Units
    Outstanding at End
    of Period (in
    thousands)..........              48,519     42,690     11,585        N/A        N/A        N/A        N/A        N/A

DGPF GROWTH
 OPPORTUNITIES SERIES
Unit Value:
  Beginning of Period...               2.145      1.831      1.616      1.432      1.121      1.178      1.070      1.000
  End of Period.........               3.447      2.145      1.831      1.616      1.432      1.121      1.178      1.070
  Number of Units
    Outstanding at End
    of Period (in
    thousands)..........              60,264     58,454     57,025     44,667     35,204     29,100     20,802      4,534

DGPF U.S. GROWTH SERIES
Unit Value:
  Beginning of Period...               1.000        N/A        N/A        N/A        N/A        N/A        N/A        N/A
  End of Period.........               1.057        N/A        N/A        N/A        N/A        N/A        N/A        N/A
  Number of Units
    Outstanding at End
    of Period (in
    thousands)..........               5,522        N/A        N/A        N/A        N/A        N/A        N/A        N/A

DGPF SELECT GROWTH
 SERIES
Unit Value:
  Beginning of Period...               1.000        N/A        N/A        N/A        N/A        N/A        N/A        N/A
  End of Period.........               1.416        N/A        N/A        N/A        N/A        N/A        N/A        N/A
  Number of Units
    Outstanding at End
    of Period (in
    thousands)..........              36,671        N/A        N/A        N/A        N/A        N/A        N/A        N/A

DGPF SOCIAL AWARENESS
 SERIES
Unit Value:
  Beginning of Period...               1.448      1.272      1.000        N/A        N/A        N/A        N/A        N/A
  End of Period.........               1.613      1.448      1.272        N/A        N/A        N/A        N/A        N/A
  Number of Units
    Outstanding at End
    of Period (in
    thousands)..........              17,918     17,819      4,515        N/A        N/A        N/A        N/A        N/A

DGPF REIT SERIES
Unit Value:
  Beginning of Period...               0.901      1.000        N/A        N/A        N/A        N/A        N/A        N/A
  End of Period.........               0.865      0.901        N/A        N/A        N/A        N/A        N/A        N/A
  Number of Units
    Outstanding at End
    of Period (in
    thousands)..........               2,775      1,235        N/A        N/A        N/A        N/A        N/A        N/A

DGPF SMALL CAP VALUE
 SERIES
Unit Value:
  Beginning of Period...               1.806      1.923      1.467      1.214      0.994      1.000      1.000        N/A
  End of Period.........               1.694      1.806      1.923      1.467      1.214      0.994      1.000        N/A
  Number of Units
    Outstanding at End
    of Period (in
    thousands)..........              47,718     55,136     43,269     15,725      9,467      6,040          6        N/A

                                                              YEAR ENDED DECEMBER 31,
                          ------------------------------------------------------------------------------------------------
      SUB-ACCOUNT           2000       1999       1998       1997       1996       1995       1994       1993       1992
------------------------  --------   --------   --------   --------   --------   --------   --------   --------   --------
DGPF TREND SERIES
Unit Value:
  Beginning of Period...               2.036      1.779      1.486      1.358      0.989      1.007      1.000        N/A
  End of Period.........               3.422      2.036      1.779      1.486      1.358      0.989      1.007        N/A
  Number of Units
    Outstanding at End
    of Period (in
    thousands)..........              42,570     36,571     33,256     21,711     13,410      6,197         50        N/A

DGPF INTERNATIONAL
 EQUITY SERIES
Unit Value:
  Beginning of Period...               1.762      1.619      1.540      1.301      1.159      1.144      1.000      1.000
  End of Period.........               2.011      1.762      1.619      1.540      1.301      1.159      1.144      1.000
  Number of Units
    Outstanding at End
    of Period (in
    thousands)..........              49,478     51,715     48,813     30,888     21,612     18,761      6,139        182

DGPF EMERGING MARKETS
 SERIES
Unit Value:
  Beginning of Period...               0.586      0.880      1.000        N/A        N/A        N/A        N/A        N/A
  End of Period.........               0.856      0.586      0.880        N/A        N/A        N/A        N/A        N/A
  Number of Units
    Outstanding at End
    of Period (in
    thousands)..........              10,078      6,662      4,545        N/A        N/A        N/A        N/A        N/A

DGPF BALANCED SERIES
Unit Value:
  Beginning of Period...               2.357      2.015      1.616      1.414      1.133      1.150      1.078      1.000
  End of Period.........               2.142      2.357      2.015      1.616      1.414      1.133      1.150      1.078
  Number of Units
    Outstanding at End
    of Period (in
    thousands)..........              76,644     81,359     58,759     40,855     37,203     33,332     22,046      3,145

DGPF CONVERTIBLE
 SECURITIES SERIES
Unit Value:
  Beginning of Period...               1.127      1.156      1.000        N/A        N/A        N/A        N/A        N/A
  End of Period.........               1.189      1.127      1.156          0        N/A        N/A        N/A        N/A
  Number of Units
    Outstanding at End
    of Period (in
    thousands)..........               5,601      4,793      1,291        N/A        N/A        N/A        N/A        N/A

DGPF HIGH YIELD SERIES
Unit Value:
  Beginning of Period...               1.599      1.652      1.474      1.326      1.164      1.214      1.058      1.000
  End of Period.........               1.536      1.599      1.652      1.474      1.326      1.164      1.214      1.058
  Number of Units
    Outstanding at End
    of Period (in
    thousands)..........              59,311     70,679     56,733     44,760     37,818     31,735     22,281      4,571

DGPF CAPITAL RESERVES
 SERIES
Unit Value:
  Beginning of Period...               1.386      1.317      1.241      1.209      1.075      1.120      1.053      1.000
  End of Period.........               1.371      1.386      1.317      1.241      1.209      1.075      1.120      1.053
  Number of Units
    Outstanding at End
    of Period (in
    thousands)..........              25,020     28,066     20,234     20,226     19,818     20,476     16,752      3,828

DGPF STRATEGIC INCOME
 SERIES
Unit Value:
  Beginning of Period...               1.065      1.052      1.000        N/A        N/A        N/A        N/A        N/A
  End of Period.........               1.015      1.065      1.052        N/A        N/A        N/A        N/A        N/A
  Number of Units
    Outstanding at End
    of Period (in
    thousands)..........              17,658     17,524      5,381        N/A        N/A        N/A        N/A        N/A

DGPF CASH RESERVE SERIES
Unit Value:
  Beginning of Period...               1.207      1.165      1.124      1.087      1.044      1.021      1.010      1.000
  End of Period.........               1.248      1.207      1.165      1.124      1.087      1.044      1.021      1.010
  Number of Units
    Outstanding at End
    of Period (in
    thousands)..........              42,241     32,501     24,014     21,519     11,568     13,998      5,483      1,387

                                                              YEAR ENDED DECEMBER 31,
                          ------------------------------------------------------------------------------------------------
      SUB-ACCOUNT           2000       1999       1998       1997       1996       1995       1994       1993       1992
------------------------  --------   --------   --------   --------   --------   --------   --------   --------   --------
DGPF GLOBAL BOND SERIES
Unit Value:
  Beginning of Period...               1.172      1.102      1.107      1.000      1.000        N/A        N/A        N/A
  End of Period.........               1.114      1.172      1.102      1.107      1.000        N/A        N/A        N/A
  Number of Units
    Outstanding at End
    of Period (in
    thousands)..........               5,052      4,991      3,950        886          0        N/A        N/A        N/A

AIM V.I. GROWTH FUND
Unit Value:
  Beginning of Period...
  End of Period.........
  Number of Units
    Outstanding at End
    of Period (in
    thousands)

AIM V.I. HIGH YIELD FUND
Unit Value:
  Beginning of Period...
  End of Period.........
  Number of Units
    Outstanding at End
    of Period (in
    thousands)

AIM V.I. INTERNATIONAL
 EQUITY FUND
Unit Value:
  Beginning of Period...
  End of Period.........
  Number of Units
    Outstanding at End
    of Period (in
    thousands)

AIM V.I. VALUE FUND
Unit Value:
  Beginning of Period...
  End of Period.........
  Number of Units
    Outstanding at End
    of Period (in
    thousands)

ALGER AMERICAN LEVERAGED
 ALLCAP PORTFOLIO
Unit Value:
  Beginning of Period...
  End of Period.........
  Number of Units
    Outstanding at End
    of Period (in
    thousands)

ALGER AMERICAN MIDCAP
 GROWTH PORTFOLIO
Unit Value:
  Beginning of Period...
  End of Period.........
  Number of Units
    Outstanding at End
    of Period (in
    thousands)

ALGER AMERICAN SMALL
 CAPITALIZATION
 PORTFOLIO
Unit Value:
  Beginning of Period...
  End of Period.........
  Number of Units
    Outstanding at End
    of Period (in
    thousands)

                                                              YEAR ENDED DECEMBER 31,
                          ------------------------------------------------------------------------------------------------
      SUB-ACCOUNT           2000       1999       1998       1997       1996       1995       1994       1993       1992
------------------------  --------   --------   --------   --------   --------   --------   --------   --------   --------
ALLIANCE GROWTH
 PORTFOLIO
Unit Value:
  Beginning of Period...
  End of Period.........
  Number of Units
    Outstanding at End
    of Period (in
    thousands)

ALLIANCE GROWTH AND
 INCOME PORTFOLIO
Unit Value:
  Beginning of Period...
  End of Period.........
  Number of Units
    Outstanding at End
    of Period (in
    thousands)

ALLIANCE PREMIER GROWTH
 PORTFOLIO
Unit Value:
  Beginning of Period...
  End of Period.........
  Number of Units
    Outstanding at End
    of Period (in
    thousands)

ALLIANCE TECHNOLOGY
 PORTFOLIO
Unit Value:
  Beginning of Period...
  End of Period.........
  Number of Units
    Outstanding at End
    of Period (in
    thousands)

FRANKLIN SMALL CAP FUND
Unit Value:
  Beginning of Period...
  End of Period.........
  Number of Units
    Outstanding at End
    of Period (in
    thousands)

MUTUAL SHARES SECURITIES
 FUND
Unit Value:
  Beginning of Period...
  End of Period.........
  Number of Units
    Outstanding at End
    of Period (in
    thousands)

TEMPLETON GROWTH
 SECURITIES FUND
Unit Value:
  Beginning of Period...
  End of Period.........
  Number of Units
    Outstanding at End
    of Period (in
    thousands)

TEMPLETON INTERNATIONAL
 SECURITIES FUND
Unit Value:
  Beginning of Period...
  End of Period.........
  Number of Units
    Outstanding at End
    of Period (in
    thousands)

                                                              YEAR ENDED DECEMBER 31,
                          ------------------------------------------------------------------------------------------------
      SUB-ACCOUNT           2000       1999       1998       1997       1996       1995       1994       1993       1992
------------------------  --------   --------   --------   --------   --------   --------   --------   --------   --------
PIONEER EMERGING MARKETS
 VCT PORTFOLIO
Unit Value:
  Beginning of Period...
  End of Period.........
  Number of Units
    Outstanding at End
    of Period (in
    thousands)

PIONEER MID-CAP VALUE
 VCT PORTFOLIO
Unit Value:
  Beginning of Period...
  End of Period.........
  Number of Units
    Outstanding at End
    of Period (in
    thousands)

No information is shown above for the Sub-Account investing in the DGPF Technology and Innovative Series as that Sub-Account commenced operations after December 31, 2000.

                                   APPENDIX D
                     EXAMPLES OF PRESENT VALUE WITHDRAWALS

Assume in the examples below that a 65-year-old male annuitizes his contract exactly two years after the Issue Date. The annuitization amount is $250,000. Further assume that he selects a period certain variable annuity payout option of Payments Guaranteed for 10 Years, an Assumed Investment Return ("AIR") of 3%, and an annual Change Frequency. Assume that the Annuity Value purchases $2,402.50 Annuity Units and the first monthly annuity benefit payment is equal to $2,402.50. The following examples assume a net return of 8% (gross return of 9.4 %).

PRESENT VALUE WITHDRAWALS

EXAMPLE 1. Assume that the Owner has taken no previous withdrawals and would like to take a $150,000 Present Value Withdrawal available at the beginning of the fifth contract year (the third year of the Annuity Payout phase).

       Annuity Units prior to withdrawal = 2,402.50
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment prior to withdrawal = $2,641.41

       Rate used in Present Value Determination = 4% (3% AIR plus 1% Withdrawal Adjustment Charge)
       Present Value of Future Guaranteed Annuity Benefit Payments = $218,003.72

       Present Value Withdrawal Amount = $150,000

       Annuity Units after withdrawal = 749.43 (2,402.5 X (1 -
       (150,000/218,003.72)))
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment after withdrawal = $823.96

Because the withdrawal is being made within 5 years of the Issue Date, the rate used in the Present Value Determination is increased by a Withdrawal Adjustment Charge of 1%.

EXAMPLE 2. Assume that the Owner has taken no previous withdrawals and would like to take a $50,000 Present Value Withdrawal available at the beginning of the tenth contract year (eighth year of the Annuity Payout phase).

       Annuity Units prior to withdrawal = 2,402.50
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment prior to withdrawal = $3,347.87

       Rate used in Present Value Determination = 3% (3% AIR)
       Present Value of Future Guaranteed Annuity Benefit Payments = $115,476.29

       Present Value Withdrawal Amount = $150,000

       Annuity Units after withdrawal = 1362.24 (2402.5 X
       (1-(50,000/115,476.29)))
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment after withdrawal = $1,898.29

Because the withdrawal is being made more than 5 years after the Issue Date, the rate used in the Present Value Determination is not increased by a Withdrawal Adjustment Charge.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                       STATEMENT OF ADDITIONAL INFORMATION

                                       OF

                     FLEXIBLE PAYMENT DEFERRED VARIABLE AND
                     FIXED ANNUITY CONTRACTS FUNDED THROUGH

                                 SUB-ACCOUNTS OF

                              SEPARATE ACCOUNT VA-K

                   INVESTING IN SHARES OF THE UNDERLYING FUNDS





THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. IT SHOULD BE READ IN CONJUNCTION WITH THE DELAWARE GOLDEN MEDALLION PROSPECTUS OF SEPARATE ACCOUNT VA-K, DATED MAY 1, 2000 ("THE PROSPECTUS"). THE PROSPECTUS MAY BE OBTAINED FROM ANNUITY CLIENT SERVICES, FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY, 440 LINCOLN STREET, WORCESTER, MASSACHUSETTS 01653, TELEPHONE 1-800-533-2124.


                                 DATED____, 2001

                                TABLE OF CONTENTS


GENERAL INFORMATION AND HISTORY..............................................2

TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE COMPANY...............3

SERVICES.....................................................................3

UNDERWRITERS.................................................................4

ANNUITY BENEFIT PAYMENTS.....................................................4

ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAM..................6

PERFORMANCE INFORMATION......................................................6

FINANCIAL STATEMENTS.........................................................F-1


                         GENERAL INFORMATION AND HISTORY

Separate Account VA-K (the "Variable Account") is a separate investment account of First Allmerica Financial Life Insurance Company (the "Company") authorized by vote of its Board of Directors on August 20, 1991. The Company, organized under the laws of Massachusetts in 1844, is among the five oldest life insurance companies in America. As of December 31, 2000, the Company and its subsidiaries had over $4X billion in combined assets and over $2X billion of life insurance in force. Effective October 16, 1995, the Company converted from a mutual life insurance company, known as State Mutual Life Assurance Company of America, to a stock life insurance company and adopted its present name. The Company is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). The Company's principal office (the "Principal Office") is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone (508) 855-1000.

The Company is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance in Massachusetts. In addition, the Company is subject to the insurance laws and regulations of other state and jurisdictions in which it is licensed to operate.

Currently, 36 Sub-Accounts of the Variable Account are available under the Delaware Golden Medallion contract (the "Contract"). Each Sub-Account invests in a corresponding investment portfolio of Delaware Group Premium Fund ("DGPF"), AIM Variable Insurance Funds ("AVIF"), The Alger American Fund ("Alger"), Alliance Variable Products Series Fund, Inc. ("Alliance"), Franklin Templeton Variable Insurance Products Trust ("FT VIP"), and Pioneer Variable Contracts Trust ("Pioneer VCT").

The Fund is an open-end, diversified management investment company. Eighteen different investment series of DGPF are available under the Contract: the DGPF Growth & Income Series, DGPF High Yield Series, DGPF Capital Reserves Series, DGPF Cash Reserve Series, DGPF Growth Opportunities Series, DGPF U.S. Growth Series, DGPF Select Growth Series, DGPF Balanced Series, DGPF Small Cap Value Series, DGPF Trend Series, DGPF Technology and Innovation Series, DGPF Global Bond Series, DGPF International Equity Series, DGPF Strategic Income Series, DGPF Devon Series, DGPF Emerging Markets Series, DGPF Convertible Securities Series, DGPF REIT Series, and DGPF Social Awareness Series. Four funds of AVIF are available under the Contract: the AIM V.I. Growth Fund, AIM V.I. International Equity Fund, AIM V.I. Value Fund and AIM V.I. High Yield Fund. Three portfolios of Alger are available under the Contract: the Alger American MidCap Growth Portfolio, Alger American Small Capitalization Portfolio and Alger American Leveraged AllCap Portfolio. Four Alliance portfolios are available under the Contract: the Alliance Premier Growth Portfolio, Alliance Growth and Income Portfolio, Alliance Growth Portfolio and Alliance Technology Portfolio. Four funds of FT VIP are available under the Contract: the Franklin Small Cap Fund, Mutual Shares Securities Fund, Templeton Growth Securities Fund and Templeton International Securities Fund. Two Pioneer VCT portfolios are available under the Contract: the Pioneer Emerging Markets VCT Portfolio and Pioneer Mid-Cap Value VCT Portfolio (together, the "Underlying Funds"). Each Underlying Fund has its own investment objectives and certain attendant risks.

                          TAXATION OF THE CONTRACT, THE
                        VARIABLE ACCOUNT AND THE COMPANY

The Company currently imposes no charge for taxes payable in connection with the Contract, other than for state and local premium taxes and similar assessments when applicable. The Company reserves the right to impose a charge for any other taxes that may become payable in the future in connection with the Contract or the Variable Account.

The Variable Account is considered to be a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under subchapter L of the Internal Revenue Code (the "Code"), and files a consolidated tax return with its parent and affiliated companies.

The Company reserves the right to make a charge for any effect which the income, assets or existence of the Contract or the Variable Account may have upon its tax. Such charge for taxes, if any, will be assessed on a fair and equitable basis in order to preserve equity among classes of Contract Owners ("Owners"). The Variable Account presently is not subject to tax.

                                    SERVICES

CUSTODIAN OF SECURITIES. The Company serves as custodian of the assets of the Variable Account. Underlying Fund shares owned by the Sub-Accounts are held on an open account basis. A Sub-Account's ownership of Underlying Fund shares is reflected on the records of the Underlying Fund and is not represented by any transferable stock certificates.

EXPERTS. The financial statements of the Company as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, and the financial statements of Separate Account VA-K of the Company as of December 31, 2000 and for the periods indicated, included in this Statement of Additional Information constituting part of this Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Contract.

                                  UNDERWRITERS

Allmerica Investments, Inc. ("Allmerica Investments"), a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"), serves as principal underwriter and general distributor for the Contract pursuant to a contract with Allmerica Investments, the Company, and the Variable Account. Allmerica Investments distributes the Contract on a best-efforts basis. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653, was organized in 1969 as a wholly owned subsidiary of First Allmerica, and presently is indirectly wholly owned by First Allmerica.

The Contract offered by this Prospectus is offered continuously, and may be purchased from certain independent broker-dealers which are NASD members and whose representatives are authorized by applicable law to sell variable annuity contracts.

All persons selling the Contract are required to be licensed by their respective state insurance authorities for the sale of variable annuity contracts. The Company pays commissions, not to exceed 7.0% of purchase payments, to entities which sell the Contract. To the extent permitted by NASD rules, promotional incentives or payments may also be provided to such entities based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature and similar services. A Promotional Allowance of 1.0% is paid to Delaware Distributors, Inc. for administrative and support services with respect to the distribution of the Contract; however, Delaware Distributors, Inc. may direct the Company to pay a portion of said allowance to broker-dealers who provide support services directly.

Commissions paid by the Company do not result in any charge to Owners or to the Variable Account in addition to the charges described under "CHARGES AND DEDUCTIONS" in the Prospectus. The Company intends to recoup the commission and other sales expense through a combination of anticipated surrender, withdrawal and/or annuitization charges, profits from the Company's general account, including the investment earnings on amounts allocated to accumulate on a fixed basis in excess of the interest credited on fixed accumulations by the Company, and the profit, if any, from the mortality and expense risk charge.

The aggregate amounts of commissions paid to Allmerica Investments for sales of all Delaware contracts funded by Separate Account VA-K (including contracts not described in the Prospectus) for the years 1998, 1999 and 2000 were $1,339,187, $546,848, and $XXXX.

No commissions were retained by Allmerica Investments for sales of all Delaware contracts funded by Separate Account VA-K (including contracts not described in the Prospectus) for the years 1998, 1999 and 2000.

                            ANNUITY BENEFIT PAYMENTS

The method by which the Accumulated Value under the Contract is determined is described in detail under "Computation of Values" in the Prospectus.

ILLUSTRATION OF ACCUMULATION UNIT CALCULATION USING HYPOTHETICAL EXAMPLE. The Accumulation Unit calculation for a daily Valuation Period may be illustrated by the following hypothetical example: Assume that the assets of a Sub-Account at the beginning of a one-day Valuation Period were $5,000,000; that the value of an Accumulation Unit on the previous date was $1.135000; and that during the Valuation Period, the investment income and net realized and unrealized capital gains exceed net realized and unrealized capital losses by $1,675. The Accumulation Unit Value at the end of the current Valuation Period would be calculated as follows:

(1) Accumulation Unit Value -- Previous Valuation Period..........................$1.135000

(2) Value of Assets -- Beginning of Valuation Period.............................$5,000,000

(3) Excess of Investment Income and Net Gains Over Capital Losses....................$1,675

(4) Adjusted Gross Investment Rate for the Valuation Period (3) divided by (2).....0.000335

(5) Annual Charge (one-day equivalent of 1.40% per annum)..........................0.000039

(6) Net Investment Rate (4) - (5)..................................................0.000296

(7) Net Investment Factor 1.000000 + (6)...........................................1.000296

(8) Accumulation Unit Value -- Current Period (1) x (7)...........................$1.135336

Conversely, if unrealized capital losses and charges for expenses and taxes exceeded investment income and net realized capital gains by $1,675, the Accumulation Unit Value at the end of the Valuation Period would have been $1.134576.

The method for determining the amount of annuity benefit payments is described in detail under "Variable Annuity Benefit Payments" in the Prospectus.

ILLUSTRATION OF VARIABLE ANNUITY BENEFIT PAYMENT CALCULATION USING HYPOTHETICAL EXAMPLE. The determination of the Annuity Unit Value and the variable annuity benefit payment may be illustrated by the following hypothetical example: Assume an Owner has 40,000 Accumulation Units in a Variable Account, and that the value of an Accumulation Unit on the Valuation Date used to determine the amount of the first variable annuity benefit payment is $1.120000. Therefore, the Accumulated Value of the Contract is $44,800 (40,000 x $1.120000). Assume also that the Owner elects an option for which the first monthly payment is $6.57 per $1,000 of Accumulated Value applied. Assuming no premium tax or surrender charge, the first monthly payment would be $44.80 ($44,800 divided by $1,000) multiplied by $6.57, or $294.34.

Next, assume that the Annuity Unit Value for the assumed investment return of 3.0% per annum for the Valuation Date as of which the first payment was calculated was $1.100000. Annuity Unit Values will not be the same as Accumulation Unit Values because the former reflect the 3.0% assumed investment return used in the annuity rate calculations. When the Annuity Unit Value of $1.100000 is divided into the first monthly payment the number of Annuity Units represented by that payment is determined to be 267.5818. The value of this same number of Annuity Units will be paid in each subsequent month under most options. Assume further that the net investment factor for the Valuation Period applicable to the next annuity benefit payment is 1.000190. Multiplying this factor by .999919 (the one-day adjustment factor for the assumed investment return of 3.0% per annum) produces a factor of 1.000109. This then is multiplied by the Annuity Unit Value on the immediately preceding Valuation Date (assumed here to be $1.105000). The result is an Annuity Unit Value of $1.105121 for the current monthly payment. The current monthly payment then is determined by multiplying the number of Annuity Units by the current Annuity Unit Value, or
267.5818 times $1.105121, which produces a current monthly payment of $295.71.

           ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAM

ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAMS. To the extent permitted by law, the Company reserves the right to offer Enhanced Automatic Transfer Program(s) from time to time. If you elect to participate, the Company will credit an enhanced interest rate to payments made to the Enhanced Automatic Transfer Program. Eligible payments:

-    must be new payments to the Contract, including the initial payment,

-    must be allocated to the Fixed Account, which will be the source account,

- must be automatically transferred out of the Fixed Account to one or more Sub- Accounts over a specified time period and

-    will receive the enhanced rate while they remain in the Fixed Account.

You may be able to establish more than one Enhanced Automatic Transfer Program. Payments made to the Contract during the same month will be part of the same Enhanced Automatic Transfer Program if the length of the time period is the same and the enhanced rate is the same. The allocation for all of the amounts in the same program will be in accordance with the instructions for the most recent payment to this program. The monthly transfer will be made on the date designated for the initial payment to this program. The amount allocated will be determined by dividing the amount in the program by the number of remaining months. For example, for a six-month program, the first automatic transfer will be 1/6th of the balance; the second automatic transfer will be 1/5th of the balance, and so on.

Payments to different Enhanced Automatic Transfer Programs will be handled in accordance with the instructions for each particular program.

                             PERFORMANCE INFORMATION

Performance information for a Sub-Account may be compared, in reports and promotional literature, to certain indices described in the Prospectus under "PERFORMANCE INFORMATION." In addition, the Company may provide advertising, sales literature, periodic publications or other material information on various topics of interest to Owners and prospective Owners. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Contract and the characteristics of and market for such financial instruments. Total return data and supplemental total return information may be advertised based on the period of time that an Underlying Fund and/or an underlying Sub-Account have been in existence, even if longer than the period of time that the Contract has been offered. The results for any period prior to a Contract being offered will be calculated as if the Contract had been offered during that period of time, with all charges assumed to be those applicable to the Contract.

TOTAL RETURN

"Total Return" refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specific period, reduced by the Sub-Account's asset charge and any applicable surrender charge which would be assessed upon complete withdrawal of the investment.

Total Return figures are calculated by standardized methods prescribed by rules of the Securities and Exchange Commission (the "SEC"). The quotations are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending redeemable values, according to the following formula:

       P(1 + T) to the
       power of (n)      =   ERV

     Where:     P        =   a hypothetical initial payment to the Variable
                             Account of $1,000

                T        =   average annual total return

                n        =   number of years

                ERV      =   the ending redeemable value of the $1,000 payment
                             at the end of the specified period

The calculation of Total Return includes the annual charges against the assets of the Sub-Account. This charge is 1.40% on an annual basis. The calculation of ending redeemable value assumes (1) the Contract was issued at the beginning of the period, and (2) a complete surrender of the Contract at the end of the period. The deduction of the surrender charge, if any, applicable at the end of the period is included in the calculation, according to the following schedule:

         COMPLETE YEARS FROM
           DATE OF PAYMENT                              CHARGE
           ---------------                              ------
             Less than 4                                 8.5%
             Less than 5                                 7.5%
             Less than 6                                 6.5%
             Less than 7                                 5.5%
             Less than 8                                 3.5%
             Less than 9                                 1.5%
             Thereafter                                   0%

No surrender charge is deducted upon expiration of the periods specified above. In each calendar year, a certain amount (withdrawal without surrender charge amount, as described in the Prospectus) is not subject to the surrender charge.

The calculations of Total Return include the deduction of the $30 annual Contract fee.

SUPPLEMENTAL TOTAL RETURN INFORMATION

The Supplemental Total Return Information in this section refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period reduced by the Sub-Account's asset charges. It is assumed, however, that the investment is NOT withdrawn at the end of each period.

The quotations of Supplemental Total Return are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending values, according to the following formula:

         P(1 + T) to the
         power of (n)   =    EV

         Where:   P     =    a hypothetical initial payment to the Variable
                             Account of $1,000

                  T     =    average annual total return

                  n     =    number of years

                  EV    =    the ending value of the $1,000 payment at the end
                             of the specified period

The calculation of Supplemental Total Return reflects the 1.40% annual charge against the assets of the Sub-Accounts. The ending value assumes that the Contract is NOT surrendered at the end of the specified period, and therefore there is no adjustment for the surrender charge that would be applicable if the Contract was surrendered at the end of the period. The calculation of supplemental total return does not include the deduction of the $30 annual Contract fee.

                               PERFORMANCE TABLES
             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                                    TABLE 1A
                   AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 2000
                         SINCE INCEPTION OF SUB-ACCOUNT
                (ASSUMING COMPLETE WITHDRAWAL OF THE INVESTMENT)

                                                                        TOTAL RETURN
                                                                          FOR YEAR                      SINCE
                                                      SUB-ACCOUNT          ENDED                     INCEPTION OF
SUB-ACCOUNT INVESTING IN UNDERLYING FUND             INCEPTION DATE      12/31/00       5 YEARS      SUB-ACCOUNT
----------------------------------------             --------------      --------       -------      -----------
DGPF Growth & Income Series.......................       4/27/92
DGPF Devon Series.................................       5/1/97
DGPF Growth Opportunities Series..................       4/9/92
DGPF U.S. Growth Series...........................      11/16/99
DGPF Select Growth Series.........................       5/3/99
DGPF Social Awareness Series......................       5/1/97
DGPF REIT Series..................................       5/7/98
DGPF Small Cap Value Series.......................       1/2/94
DGPF Trend Series.................................      12/30/93
DGPF Technology and Innovation Series.......
DGPF International Equity Series..................      10/29/92
DGPF Emerging Markets Series......................       5/1/97
DGPF Balanced Series..............................      4/30/92
DGPF Convertible Securities Series................       5/1/97
DGPF High Yield Series............................      4/27/92
DGPF Capital Reserves Series......................      4/30/92
DGPF Strategic Income Series......................       5/1/97
DGPF Cash Reserve Series..........................      4/22/92
DGPF Global Bond Series...........................       5/1/96
AIM V.I. Growth Fund..............................        N/A
AIM V.I. High Yield Fund..........................        N/A
AIM V.I. International Equity Fund................        N/A
AIM V.I. Value Fund...............................        N/A
Alger American Leveraged AllCap Portfolio.........        N/A
Alger American MidCap Growth Portfolio............        N/A
Alger American Small Capitalization Portfolio.....        N/A
Alliance Growth Portfolio.........................        N/A
Alliance Growth and Income Portfolio..............        N/A
Alliance Premier Growth Portfolio.................        N/A
Alliance Technology Portfolio.....................        N/A
Mutual Shares Securities Fund.....................        N/A
Franklin Small Cap Fund...........................        N/A
Templeton Growth Securities Fund..................        N/A
Templeton International Securities Fund...........        N/A
Pioneer Emerging Markets VCT Portfolio............        N/A
Pioneer Mid-Cap Value VCT Portfolio...............        N/A

                                    TABLE 1B
            SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 2000
                         SINCE INCEPTION OF SUB-ACCOUNT
         (ASSUMING NO WITHDRAWAL OF THE INVESTMENT AND NO CONTRACT FEES)

                                                                        TOTAL RETURN
                                                                          FOR YEAR                      SINCE
                                                      SUB-ACCOUNT          ENDED                     INCEPTION OF
SUB-ACCOUNT INVESTING IN UNDERLYING FUND             INCEPTION DATE      12/31/00       5 YEARS      SUB-ACCOUNT
----------------------------------------             --------------      --------       -------      -----------
DGPF Growth & Income Series.......................      4/27/92
DGPF Devon Series.................................       5/1/97
DGPF Growth Opportunities Series..................       4/9/92
DGPF U.S. Growth Series...........................      11/16/99
DGPF Select Growth Series.........................       5/3/99
DGPF Social Awareness Series......................       5/1/97
DGPF REIT Series..................................       5/7/98
DGPF Small Cap Value Series.......................       1/2/94
DGPF Trend Series.................................      12/30/93
DGPF Technology and Innovation Series........
DGPF International Equity Series..................      10/29/92
DGPF Emerging Markets Series......................       5/1/97
DGPF Balanced Series..............................      4/30/92
DGPF Convertible Securities Series................       5/1/97
DGPF High Yield Series............................      4/27/92
DGPF Capital Reserves Series......................      4/30/92
DGPF Strategic Income Series......................       5/1/97
DGPF Cash Reserve Series..........................      4/22/92
DGPF Global Bond Series...........................       5/1/96
AIM V.I. Growth Fund..............................        N/A
AIM V.I. High Yield Fund..........................        N/A
AIM V.I. International Equity Fund................        N/A
AIM V.I. Value Fund...............................        N/A
Alger American Leveraged AllCap Portfolio.........        N/A
Alger American MidCap Growth Portfolio............        N/A
Alger American Small Capitalization Portfolio.....        N/A
Alliance Growth Portfolio.........................        N/A
Alliance Growth and Income Portfolio..............        N/A
Alliance Premier Growth Portfolio.................        N/A
Alliance Technology Portfolio.....................        N/A
Mutual Shares Securities Fund.....................        N/A
Franklin Small Cap Fund...........................        N/A
Templeton Growth Securities Fund..................        N/A
Templeton International Securities Fund...........        N/A
Pioneer Emerging Markets VCT Portfolio............        N/A
Pioneer Mid-Cap Value VCT Portfolio...............        N/A

                                    TABLE 2A
                   AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 2000
                       SINCE INCEPTION OF UNDERLYING FUND
                  (ASSUMING COMPLETE WITHDRAWAL OF INVESTMENT)

                                                                       TOTAL RETURN                  10 YEARS (OR
                                                       UNDERLYING        FOR YEAR                      SINCE
                                                          FUND            ENDED                      INCEPTION
SUB-ACCOUNT INVESTING IN UNDERLYING FUND             INCEPTION DATE      12/31/00       5 YEARS       IF LESS)
----------------------------------------             --------------      --------       -------      ------------
DGPF Growth & Income Series.......................       7/28/88
DGPF Devon Series.................................       5/1/97
DGPF Growth Opportunities Series..................       7/12/91
DGPF U.S. Growth Series...........................      11/16/99
DGPF Select Growth Series.........................       5/3/99
DGPF Social Awareness Series......................       5/1/97
DGPF REIT Series..................................       5/1/98
DGPF Small Cap Value Series.......................      12/27/93
DGPF Trend Series.................................      12/27/93
DGPF Technology and Innovation Series.......
DGPF International Equity Series..................      10/29/92
DGPF Emerging Markets Series......................       5/1/97
DGPF Balanced Series..............................       7/28/88
DGPF Convertible Securities Series................       5/1/97
DGPF High Yield Series............................       7/28/88
DGPF Capital Reserves Series......................       7/28/88
DGPF Strategic Income Series......................       5/1/97
DGPF Cash Reserve Series..........................       7/28/88
DGPF Global Bond Series...........................       5/1/96
AIM V.I. Growth Fund..............................       5/5/93
AIM V.I. High Yield Fund..........................       5/1/98
AIM V.I. International Equity Fund................       5/5/93
AIM V.I. Value Fund...............................       5/5/93
Alger American Leveraged AllCap Portfolio.........       1/25/95
Alger American MidCap Growth Portfolio............       5/3/93
Alger American Small Capitalization Portfolio.....       9/21/88
Alliance Growth Portfolio*........................         N/A
Alliance Growth and Income Portfolio*.............         N/A
Alliance Premier Growth Portfolio.................       6/26/92
Alliance Technology Portfolio.....................       1/11/96
Mutual Shares Securities Fund**...................       11/8/96
Franklin Small Cap Fund**.........................       11/1/95
Templeton Growth Securities Fund**................       3/15/94
Templeton International Securities Fund**.........       1/27/92
Pioneer Emerging Markets VCT Portfolio............      10/30/98
Pioneer Mid-Cap Value VCT Portfolio...............       3/1/95

*  Performance figures are not available.

** These are hypothetical performance figures for Class 2 shares. The figures are based upon the historical performance of the Class 1 shares increased by 0.25% to reflect the effect of the 12b-1 fee on Class 2 shares performance.

                                    TABLE 2B
            SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 2000
                       SINCE INCEPTION OF UNDERLYING FUND
           (ASSUMING NO WITHDRAWAL OF INVESTMENT AND NO CONTRACT FEES)

                                                                       TOTAL RETURN                  10 YEARS (OR
                                                       UNDERLYING        FOR YEAR                       SINCE
                                                          FUND            ENDED                       INCEPTION
SUB-ACCOUNT INVESTING IN UNDERLYING FUND             INCEPTION DATE      12/31/00       5 YEARS        IF LESS)
----------------------------------------             --------------      --------       -------      ------------
DGPF Growth & Income Series......................       7/28/88
DGPF Devon Series................................        5/1/97
DGPF Growth Opportunities Series.................       7/12/91
DGPF U.S. Growth Series..........................       11/16/99
DGPF Select Growth Series........................        5/3/99
DGPF Social Awareness Series.....................        5/1/97
DGPF REIT Series.................................        5/1/98
DGPF Small Cap Value Series......................       12/27/93
DGPF Trend Series................................       12/27/93
DGPF Technology and Innovation Series......
DGPF International Equity Series.................       10/29/92
DGPF Emerging Markets Series.....................        5/1/97
DGPF Balanced Series.............................       7/28/88
DGPF Convertible Securities Series...............        5/1/97
DGPF High Yield Series...........................       7/28/88
DGPF Capital Reserves Series.....................       7/28/88
DGPF Strategic Income Series.....................        5/1/97
DGPF Cash Reserve Series.........................       7/28/88
DGPF Global Bond Series..........................        5/1/96
AIM V.I. Growth Fund.............................        5/5/93
AIM V.I. High Yield Fund.........................        5/1/98
AIM V.I. International Equity Fund...............        5/5/93
AIM V.I. Value Fund..............................        5/5/93
Alger American Leveraged AllCap Portfolio........       1/25/95
Alger American MidCap Growth Portfolio...........        5/3/93
Alger American Small Capitalization Portfolio....       9/21/88
Alliance Growth Portfolio*.......................         N/A
Alliance Growth and Income Portfolio*............         N/A
Alliance Premier Growth Portfolio................       6/26/92
Alliance Technology Portfolio....................       1/11/96
Mutual Shares Securities Fund**..................       11/8/96
Franklin Small Cap Fund**........................       11/1/95
Templeton Growth Securities Fund**...............       3/15/94
Templeton International Securities Fund**........       1/27/92
Pioneer Emerging Markets VCT Portfolio...........       10/30/98
Pioneer Mid-Cap Value VCT Portfolio..............        3/1/95

*  Performance figures are not available.

** These are hypothetical performance figures for Class 2 shares. The figures are based upon the historical performance of the Class 1 shares increased by 0.25% to reflect the effect of the 12b-1 fee on Class 2 shares performance.

YIELD AND EFFECTIVE YIELD - THE DGPF CASH RESERVE SUB-ACCOUNT

Set forth below is yield and effective yield information for the DGPF Cash Reserve Sub-Account investing in the DGPF Cash Reserve Series for the seven-day period ended December 31, 2000:

             Yield                              X.XX%
             Effective Yield                    X.XX%

The yield and effective yield figures are calculated by standardized methods prescribed by rules of the SEC. Under those methods, the yield quotation is computed by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, subtracting a charge reflecting the annual deduction for mortality and expense risk and the administrative charge, dividing the difference by the value of the account at the beginning of the same period to obtain the base period return, and then multiplying the return for a seven-day base period by (365/7), with the resulting yield carried to the nearest hundredth of one percent.

The DGPF Cash Reserve Sub-Account computes effective yield by compounding the unannualized base period return by using the formula:

      Effective Yield = [(base period return + 1) to the power of (365/7)] - 1

The calculations of yield and effective yield reflect the $30 annual Contract fee.

                              FINANCIAL STATEMENTS

Financial Statements are included for First Allmerica Financial Life Insurance Company and for its Separate Account VA-K. (Will be added by pre-effective amendment)

                            PART C. OTHER INFORMATION

ITEM 24.      FINANCIAL STATEMENTS AND EXHIBITS

     (A)  FINANCIAL STATEMENTS

     Financial Statements Included in Part A will be filed by Pre-Effective Amendment.

     None

     Financial Statements Included in Part B will be filed by Pre-Effective Amendment.

     Financial Statements for First Allmerica Financial Life Insurance Company and
     Financial Statements for Separate Account VA-K of First Allmerica Financial Life Insurance Company

     Financial Statements Included in Part C will be filed by Pre-Effective Amendment.
     None

     (B)  EXHIBITS

     EXHIBIT 1 Vote of Board of Directors Authorizing Establishment of Registrant dated August 20, 1991 was previously filed in Post-Effective Amendment No. 9 on April 24, 1998, and is incorporated by reference herein.

     EXHIBIT 2 Not Applicable. Pursuant to Rule 26a-2, the Insurance Company may hold the assets of the registrant NOT pursuant to a trust indenture or other such instrument.

     EXHIBIT 3   (a)  Underwriting and Administrative Services Agreement was
                      previously filed in Post-Effective Amendment No. 9 on April 24, 1998, and is incorporated by reference herein.

                 (b) Form of Bonus Product Commissions Schedule is filed herewith. Sales Agreements with Commission Schedule were previously filed in Post-Effective Amendment No. 9 on April 24, 1998, and are incorporated by reference herein.

                 (c) General Agent's Agreement was previously filed in Post-Effective Amendment No. 9 on April 24, 1998, and is incorporated by reference herein.

                 (d) Career Agent Agreement was previously filed in Post-Effective Amendment No. 9 on April 24, 1998, and is incorporated by reference herein.

                 (e) Registered Representative's Agreement was previously filed in Post-Effective Amendment No. 9 on April 24, 1998, and is incorporated by reference herein.

     EXHIBIT 4        The following documents are filed herewith:

                    (a)  Contract Form A3028-NY-00GRCU;
                    (b)  Specification Pages Form A8028-NY-00GRCU;
                    (c)  Enhanced Death Benefit "EDB" Rider
                         (Form 3286.NY-00GRC);

     EXHIBIT 5        Application Form (SML1468pny) is filed herewith.

     EXHIBIT 6 The Depositor's Articles of Incorporation and Bylaws, as amended to reflect its name change, were previously filed on October 12, 1995 in Post-Effective Amendment No. 4, and are incorporated by reference herein. Revised Bylaws were previously filed on May 1, 1996 in Post-Effective Amendment No. 6, and are incorporated by reference herein.

     EXHIBIT 7        Not Applicable.

     EXHIBIT 8 (a) BFDS Agreements for lockbox and mailroom services were previously filed in Post-Effective Amendment No. 9 on April 24, 1998, and are incorporated by reference herein.

                      (e)  Directors' Power of Attorney is filed herewith.

     EXHIBIT 9        Opinion of Counsel is filed herewith.

     EXHIBIT 10 Consent of Independent Accountants will be filed by Pre-Effective Amendment.

     EXHIBIT 11       None.

     EXHIBIT 12       None.

     EXHIBIT 13 Schedule for Computation of Performance Quotations will be filed in Pre-Effective Amendment No. 1.

     EXHIBIT 14       Not Applicable.

     EXHIBIT 15     (a)  Form of Amendment to the Delaware Participation
                         Agreement dated October 30, 2000 is filed herewith. Form of Amendment to Delaware Participation Agreement was previously filed on April 26, 2000, in Post-Effective Amendment No. 12 of Registration Statement No. 33-71054/811-8114, and is incorporated by reference herein. Form of Participation Agreement with Delaware Group Premium Fund and Amendment were previously filed on April 24, 1998 in Post-Effective Amendment No. 9 of Registration Statement No. 33-71054/811-8114, and are incorporated by reference herein.
                    (b) Form of Amendment #5 to the AIM Participation Agreement dated December 2000 is filed herewith. Form of Amendment to AIM Participation Agreement was previously filed on April 26, 2000, in Post-Effective Amendment No. 12 of Registration Statement No. 33-71054/811-8114, and is incorporated by reference herein. Participation Agreement with AIM Variable Insurance Funds, Inc. was previously filed on August 27, 1998 in Post-Effective Amendment No. 2 in Registration Statement No. 333-16929/811-7747, and is incorporated by reference herein.
                    (c) Form of Amendment to the Alger Participation Agreement dated December 2000 is filed herewith. Participation Agreement with Alger was previously filed in April 2000 in Post-Effective Amendment No. 6 of Registration Statement No. 333-10285/811-7769, and is incorporated by reference herein.
                    (d) Form of Amended and Restated Participation Agreement with Alliance dated August 1, 2000 is filed herewith. Form of Participation Agreement with Alliance was previously filed on April 26, 2000, in Post-Effective Amendment No. 12 of Registration Statement No. 33-71054/811-8114, and is incorporated by reference herein.

                    (e) Form of Participation Agreement with Franklin Templeton dated December 1, 2000 is filed herewith. Form of Participation Agreement with Franklin Templeton was previously filed on April 26, 2000, in Post-Effective Amendment No. 12 of Registration Statement No. 33-71054/811-8114, and is incorporated by reference herein.

                    (f) Form of Amendment to the Participation Agreement with Pioneer dated October 24, 2000 is filed herewith. Form of Amendment to Pioneer Participation Agreement was previously filed in April 2000 in Post-Effective Amendment No. 12 of Registration Statement
                         No. 33-86664/811-8872, and is incorporated by reference herein. Participation Agreement with Pioneer was previously filed on April 24, 1998 in Post-Effective Amendment No. 8 of Registration Statement No. 33-86664/811-8872, and is incorporated by reference herein.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

     The principal business address of all the following Directors and Officers is:
     440 Lincoln Street
     Worcester, Massachusetts 01653

            DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

                 NAME AND POSITION WITH COMPANY                     PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
                 ------------------------------                     ----------------------------------------------
                 Bruce C. Anderson                         Director (since 1996), Vice President (since 1984) and Assistant
                   Director                                Secretary (since 1992) of First Allmerica

                 Warren E. Barnes
                   Vice President and                      Vice President (since 1996) and Corporate Controller (since 1998) of
                   Corporate Controller                    First Allmerica

                 Mark R. Colborn                           Director (since 2000) and Vice President (since 1992) of First
                   Director and Vice President             Allmerica


                                                           Secretary (since 2000) and Counsel (since 1996) of First Allmerica;
                 Charles F. Cronin                         Secretary and Counsel (since 1998) of Allmerica Financial
                   Secretary                               Corporation; Attorney (1991-1996) of Nutter, McClennen & Fish


                 J. Kendall Huber                          Director, Vice President and General Counsel of First Allmerica
                   Director, Vice President and            (since 2000); Vice President (1999) of Promos Hotel Corporation;
                   General Counsel                         Vice President & Deputy General Counsel (1998-1999) of Legg Mason,
                                                           Inc.; Vice President and Deputy General Counsel (1995-1998) of USF&G
                                                           Corporation

                 John P. Kavanaugh                         Director and Chief Investment Officer (since 1996) and Vice
                   Director, Vice President and            President (since 1991) of First Allmerica; Vice President (since
                   Chief Investment Officer                1998) of Allmerica Financial Investment Management Services,


                                                           Inc.; and President (since 1995) and Director (since 1996) of
                                                           Allmerica Asset Management, Inc.

                 J. Barry May                              Director (since 1996) of First Allmerica; Director and President
                   Director                                (since 1996) of The Hanover Insurance Company; and Vice President
                                                           (1993 to 1996) of The Hanover Insurance Company

                 James R. McAuliffe                        Director (since 1996) of First Allmerica; Director (since 1992),
                   Director                                President (since 1994) and Chief Executive Officer (since 1996) of
                                                           Citizens Insurance Company of America

                 Mark C. McGivney                          Vice President (since 1997) and Treasurer (since 2000) of First
                   Vice President and Treasurer            Allmerica; Associate, Investment Banking (1996 -1997) of Merrill
                                                           Lynch & Co.; Associate, Investment Banking (1995) of Salomon
                                                           Brothers, Inc.; Treasurer (since 2000) of Allmerica Investments,
                                                           Inc., Allmerica Asset Management, Inc. and Allmerica Financial
                                                           Investment Management Services, Inc.

                 John F. O'Brien                           Director, President and Chief Executive Officer (since 1989) of First
                   Director and Chairman                   Allmerica
                   of the Board

                 Edward J. Parry, III                      Director and Chief Financial Officer (since 1996), Vice President
                   Director, Vice President                (since 1993), and Treasurer (1993-2000) of First Allmerica
                   Chief Financial Officer

                 Richard M. Reilly                         Director (since 1996) and Vice President (since 1990) of First
                   Director, President and                 Allmerica; President (since 1995) of Allmerica Financial Life
                   Chief Executive Officer                 Insurance and Annuity Company; Director (since 1990) of Allmerica
                                                           Investments, Inc.; and Director and President (since 1998) of
                                                           Allmerica Financial Investment Management Services, Inc.


                 Robert P. Restrepo, Jr.                   Director and Vice President (since 1998) of First Allmerica;
                   Director                                Director (since 1998) of The Hanover Insurance Company; Chief
                                                           Executive Officer (1996 to 1998) of Travelers Property & Casualty;
                                                           Senior Vice President (1993 to 1996) of Aetna Life & Casualty Company

                 Eric A. Simonsen                          Director (since 1996) and Vice President (since 1990) of First
                   Director and Vice President             Allmerica; Director (since 1991) of Allmerica Investments, Inc.; and
                                                           Director (since 1991) of Allmerica Financial Investment Management
                                                           Services, Inc.

ITEM 26.  PERSONS UNDER COMMON CONTROL WITH REGISTRANT

                                                   Allmerica Financial Corporation

                                                              Delaware

       |               |               |               |               |               |               |               |
________________________________________________________________________________________________________________________________
      100%           100%             100%            100%            100%            100%            100%            100%
   Allmerica       Financial       Allmerica,       Allmerica   First Allmerica   AFC Capital     Allmerica      First Sterling
     Asset        Profiles, Inc.      Inc.          Funding     Financial Life      Trust I       Services          Limited
Management, Inc.                                     Corp.         Insurance                     Corporation
                                                                   Company

 Massachusetts    California     Massachusetts   Massachusetts   Massachusetts      Delaware     Massachusetts      Bermuda
      |                                                               |                                               |
      |                                  ___________________________________________________________          ________________
      |                                          |                    |                  |                            |
      |                                         100%                99.2%               100%                         100%
      |                                      Advantage            Allmerica           Allmerica                First Sterling
      |                                      Insurance              Trust           Financial Life               Reinsurance
      |                                     Network, Inc.       Company, N.A.       Insurance and                  Company
      |                                                                            Annuity Company                 Limited
      |
      |                                       Delaware       Federally Chartered      Delaware                     Bermuda
      |                                                                                   |
      |_________________________________________________________________________________________________________________________
      |      |            |             |              |             |            |            |            |            |
      |     100%         100%          100%           100%          100%         100%         100%         100%         100%
      |   Allmerica    Allmerica     Allmerica      Allmerica     Allmerica    Allmerica    Allmerica    Allmerica    Allmerica
      | Investments,   Investment    Financial      Financial    Investments  Investments  Investments  Investments  Investments
      |     Inc.       Management    Investment     Services      Insurance    Insurance   Insurance    Insurance     Insurance
      |               Company, Inc.  Management     Insurance    Agency Inc.  Agency of    Agency Inc.  Agency Inc.   Agency Inc.
      |                             Services, Inc. Agency, Inc.  of Alabama   Florida Inc. of Georgia  of Kentucky  of Mississippi
      |
      |Massachusetts  Massachusetts Massachusetts  Massachusetts   Alabama      Florida      Georgia    Kentucky      Mississippi
      |
________________________________________________________________
      |              |                |               |
     100%           100%             100%            100%
  Allmerica    Sterling Risk       Allmerica       Allmerica
   Property      Management      Benefits, Inc.      Asset
 & Casualty    Services, Inc.                      Management,
Companies, Inc.                                     Limited

    Delaware       Delaware          Florida         Bermuda
       |
________________________________________________
       |              |                |
      100%           100%             100%
  The Hanover      Allmerica        Citizens
   Insurance       Financial       Insurance
    Company        Insurance        Company
                 Brokers, Inc.    of Illinois

 New Hampshire  Massachusetts       Illinois
       |
________________________________________________________________________________________________________________________________
       |               |               |               |               |               |               |               |
      100%           100%             100%            100%            100%            100%            100%            100%
    Allmerica      Allmerica      The Hanover    Hanover Texas      Citizens     Massachusetts      Allmerica        AMGRO
    Financial        Plus           American        Insurance     Corporation    Bay Insurance      Financial         Inc.
     Benefit       Insurance       Insurance       Management                       Company         Alliance
    Insurance     Agency, Inc.      Company       Company, Inc.                                    Insurance
    Company                                                                                         Company

  Pennsylvania  Massachusetts    New Hampshire       Texas          Delaware     New Hampshire   New Hampshire   Massachusetts
                                                                       |                                               |
                                                ________________________________________________                ________________
                                                       |               |               |                               |
                                                      100%            100%            100%                            100%
                                                    Citizens        Citizens        Citizens                      Lloyds Credit
                                                    Insurance       Insurance       Insurance                      Corporation
                                                     Company         Company         Company
                                                    of Ohio        of America        of the
                                                                                     Midwest

                                                      Ohio          Michigan        Indiana                      Massachusetts
                                                                       |
                                                               _________________
                                                                       |
                                                                      100%
                                                                    Citizens
                                                                   Management
                                                                      Inc.

                                                                    Michigan



-----------------  -----------------  -----------------
   Allmerica          Greendale             AAM
    Equity             Special          Equity Fund
  Index Pool          Placements
                        Fund

 Massachusetts      Massachusetts      Massachusetts


-------- Grantor Trusts established for the benefit of First Allmerica, Allmerica Financial Life, Hanover and Citizens


          ---------------   ----------------
             Allmerica         Allmerica
          Investment Trust     Securities
                                 Trust

           Massachusetts     Massachusetts


--------  Affiliated Management Investment Companies


                  ...............
                  Hanover Lloyd's
                    Insurance
                     Company

                      Texas


-------- Affiliated Lloyd's plan company, controlled by Underwriters for the benefit of The Hanover Insurance Company


         -----------------  -----------------
            AAM Growth       AAM High Yield
             & Income         Fund, L.L.C.
            Fund L.P.

            Delaware         Massachusetts

________ L.P. or L.L.C. established for the benefit of First Allmerica, Allmerica Financial Life, Hanover and Citizens

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY


NAME                            ADDRESS                         TYPE OF BUSINESS
----                            -------                         ----------------
AAM Equity Fund                 440 Lincoln Street              Massachusetts Grantor Trust
                                Worcester MA 01653

AAM Growth & Income Fund L.P.   440 Lincoln Street              Limited Partnership
                                Worcester MA 01653

Advantage Insurance             440 Lincoln Street              Insurance Agency
Network Inc.                    Worcester MA 01653

AFC Capital Trust I             440 Lincoln Street              Statutory Business Trust
                                Worcester MA 01653

Allmerica Asset                 440 Lincoln Street              Investment advisory services
Management Limited              Worcester MA 01653

Allmerica Asset                 440 Lincoln Street              Investment advisory services
Mangement, Inc.                 Worcester MA 01653

Allmerica Benefits, Inc.        440 Lincoln Street              Non-insurance medical services
                                Worcester MA 01653

Allmerica Equity Index Pool     440 Lincoln Street              Massachusetts Grantor Trust
                                Worcester MA 01653

Allmerica Financial Alliance    100 North Parkway               Multi-line property and casualty
Insurance Company               Worcester MA 01605              insurance

Allmerica Financial Benefit     100 North Parkway               Multi-line property and casualty
Insurance Company               Worcester MA 01605              insurance

Allmerica Financial             440 Lincoln Street              Holding Company
Corporation                     Worcester MA 01653

Allmerica Financial Insurance   440 Lincoln Street              Insurance Broker
Brokers, Inc.                   Worcester MA 01653

Allmerica Financial Life        440 Lincoln Street              Life insurance, accident and health
Insurance and Annuity Company   Worcester MA 01653              insurance, annuities, variable annuities
(formerly known as SMA Life                                     and variable life insurance
Assurance Company)

Allmerica Financial Services    440 Lincoln Street              Insurance Agency
Insurance Agency, Inc.          Worcester MA 01653

Allmerica Fudning Corp.         440 Lincoln Street              Special purpose funding vehicle for
                                Worcester MA 01653              commercial paper

Allmerica, Inc.                 440 Lincoln Street              Common employer for Allmerica
                                Worcester MA 01653              Financial Corporation entities

Allmerica Financial             440 Lincoln Street              Investment advisory services
Investment Management           Worcester MA 01653
Services, Inc.(formerly known
as Allmerica Institutional
Services, Inc. and 440
Financial Group of Worcester,
Inc.)

Allmerica Investment Management 440 Lincoln Street              Investment advisory services
Company, Inc.                   Worcester MA 01653

Allmerica Investments, Inc.     440 Lincoln Street              Securities, retail broker-dealer
                                Worcester MA 01653

Allmerica Investments           200 Southbridge Parkway Suite   Insurance Agency
Insurance Agency Inc. of        Suite 400
Alabama                         Birmingham, AL 35209

Allmerica Investments           14211 Commerce Way              Insurance Agency
Insurance Agency of Florida,    Miami Lakes, FL 33016
Inc.
Allmerica Investment Insurance  1455 Lincoln Parkway            Insurance Agency
Agency Inc. of Georgia          Suite 300
                                Atlanta, GA 30346

Allmerica Investment Insurance  Barkley Bldg-Suite 105          Insurance Agency
Agency Inc. of Kentucky         12700 Shelbyville Road
Kentucky                        Louisiana, KY 40423

Allmerica Investments           631 Lakeland East Drive         Insurance Agency
Insurance Agency Inc. of        Flowood, MS 39208
Mississippi

Allmerica Investment Trust      440 Lincoln Street              Investment Company
                                Worcester MA 01653

Allmerica Plus Insurance        440 Lincoln Street              Insurance Agency
Agency, Inc.                    Worcester MA 01653

Allmerica Property & Casualty   440 Lincoln Street              Holding Company
Companies, Inc.                 Worcester MA 01653

Allmerica Securities Trust      440 Lincoln Street              Investment Company
                                Worcester MA 01653

Allmerica Services Corporation  440 Lincoln Street              Internal administrative services
                                Worcester MA 0165               provider to Allmerica Financial
                                                                Corporation entities

Allmerica Trsut Company, N.A.   440 Lincoln Street              Limited purpose national trust

                                Worcester MA 01653              company

AMGRO, Inc.                     100 North Parkway               Premium financing
                                Worcester MA 01605

Citizens Corporation            440 Lincoln Street              Holding Company
                                Worcester MA 01653

Citizens Insurance Company      645 West Grand River            Multi-line property and casualty
of America                      Howell MI 48843                 insurance

Citizens Insurance Company      333 Pierce Road                 Multi-line property and casualty
of Illinois                     Itasca IL 60143                 insurance

Citizens Insurance Company      3950 Priority Way
of Midwest                      South Drive, Suite 200          Multi-line property and casualty
                                Indianapolis IN 46280           insurance

Citizens Insurance Company      8101 N. High Street
of Ohio                         P.O. Box 342250                 Multi-line property and casualty
                                Columbus OH 43234               insurance

Citizens Management, Inc.       645 West Grand River            Services management company
                                Howell MI 48843

Financial Profiles              5421 Avenida Encinas            Computer software company
                                Carlsbad, CA  92008

First Allmerica Financial Life  440 Lincoln Street              Life, pension, annuity, accident
Insurance Company (formerly     Worcester MA 01653              and health insurance company
State Mutual Life Assurance
Company of America)

First Sterling Limited          440 Lincoln Street              Holding Company
                                Worcester MA 01653

First Sterling Reinsurance      440 Lincoln Street              Reinsurance Company
Company Limited                 Worcester MA 01653

Greendale Special Placements    440 Lincoln Street              Massachusetts Grantor Trust
Fund                            Worcester MA 01653

The Hanover American Insurance  100 North Parkway               Multi-line property and casualty
Company                         Worcester MA 01605              insurance

The Hanover Insurance Company   100 North Parkway               Multi-line property and casualty
                                Worcester MA 01605              insurance

Hanover Texas Insurance         801 East Campbell Road          Attorney-in-fact for Hanover Lloyd's
Management Company, Inc.        Richardson TX 75081             Insurance Company

Hanover Lloyd's Insurance       Hanover Lloyd's                 Multi-line property and casualty
Company                         Insurance Company               insurance

Lloyds Credit Corporation       440 Lincoln Street              Premium financing service
                                Worcester MA 01653              franchises

Massachusetts Bay Insurance     100 North Parkway               Multi-line property and casualty
Company                         Worcester MA 01605              insurance

Sterling Risk Management        440 Lincoln Street              Risk Maangement services
Services, Inc.                  Worcester MA 01653

ITEM 27.  NUMBER OF CONTRACT OWNERS

As of December 31, 2000, there were 157 Contract Owners of qualified Contracts and 462 Contract Owners of non-qualified Contracts.

As of December 31, 2000, there were no Contract Form A____-00 Owners since sales had not yet begun.

ITEM 28.  INDEMNIFICATION

To the fullest extent permissible under Massachusetts General Laws, no director shall be personally liable to the Company or any policyholder for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law to the contrary; provided, however, that this provision shall not eliminate or limit the liability of a director:

     1. for and breach of the director's duty of loyalty to the Company or its policyholders;

     2. for acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of law;

     3. for liability, if any, imposed on directors of mutual insurance companies pursuant to M.G.L.A. c. 156B Section 61 or M.G.L.A. c.156B
          Section 62;

     4. for any transactions from which the director derived an improper personal benefit.

ITEM 29.  PRINCIPAL UNDERWRITERS

     (a) Allmerica Investments, Inc. also acts as principal underwriter for the following:

          X VEL Account, VEL II Account, VEL Account III, Select Account III, Inheiritage Account, Separate Accounts VA-A, VA-B, VA-C, VA-G, VA-H, VA-K, VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, Fulcrum Variable Life Separate Account, Separate Account FUVUL, Separate Account IMO and Allmerica Select Separate Account of Allmerica Financial Life Insurance and Annuity Company

          - Inheiritage Account, VEL II Account, Separate Account I, Separate Account VA-K, Separate Account VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account

               KG, Separate Account KGC, Fulcrum Separate Account, and Allmerica Select Separate Account of First Allmerica Financial Life Insurance Company

          -    Allmerica Investment Trust

     (b) The Principal Business Address of each of the following Directors and Officers of Allmerica Investments, Inc. is:
          440 Lincoln Street
          Worcester, Massachusetts 01653

         NAME               POSITION OR OFFICE WITH UNDERWRITER
         ----               -----------------------------------

Margaret L. Abbott              Vice President

Emil J. Aberizk, Jr             Vice President

Edward T. Berger                Vice President and Chief Compliance Officer

Michael J. Brodeur              Vice President Operations

Mark R. Colborn                 Vice President

Charles F. Cronin               Secretary/Clerk

Claudia J. Eckels               Vice President

Philip L. Heffernan             Vice President

J. Kendall Huber                Director

Mark C. McGivney                Treasurer

William F. Monroe, Jr.          President, Director and Chief Executive Officer

Stephen Parker                  Vice President and Director

Richard M. Reilly               Director and Chairman of the Board

Eric A. Simonsen                Director

     (c) As indicated in Part B (Statement of Additional Information) in response to Item 20(c), there were no commissions retained by Allmerica Investments, Inc., the principal underwriter of the Contracts, for sales of variable contracts funded by the Registrant in 1999. No other commissions or other compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

Each account, book or other document required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained by the Company at 440 Lincoln Street, Worcester, Massachusetts.

ITEM 31.  MANAGEMENT SERVICES

The Company provides daily unit value calculations and related services for the Company's separate accounts.

ITEM 32.  UNDERTAKINGS

     (a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) The registrant hereby undertakes to include in the prospectus a postcard that the applicant can remove to send for a Statement of Additional Information.

     (c) The registrant hereby undertakes to deliver a Statement of Additional Information and any financial statements promptly upon written or oral request, according to the requirements of Form N-4.

     (d) Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and Controlling Persons of Registrant under any registration statement, underwriting agreement or otherwise, Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Director, Officer or Controlling Person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or Controlling Person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     (e) The Company hereby represents that the aggregate fees and charges under the Policies are reasonable in relation to the services rendered, expenses expected to be incurred, and risks assumed by the Company.

ITEM 33. REPRESENTATIONS CONCERNING WITHDRAWAL RESTRICTIONS ON SECTION 403(b) PLANS AND UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

Registrant, a separate account of First Allmerica Financial Life Insurance Company ("Company"), states that it is (a) relying on Rule 6c-7 under the 1940 Act with respect to withdrawal restrictions under the Texas Optional Retirement Program ("Program") and (b) relying on the "no-action" letter (Ref. No. IP-6-88) issued on November 28, 1988 to the American Council of Life Insurance, in applying the withdrawal restrictions of Internal Revenue Code Section 403(b)(11). Registrant has taken the following steps in reliance on the letter:

     1. Appropriate disclosures regarding the redemption/withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in the prospectus of each registration statement used in connection with the offer of the Company's variable contracts.

     2. Appropriate disclosures regarding the redemption restrictions imposed by the Program and by Section 403(b)(11) have been included in sales literature used in connection with the offer of the Company's variable contracts.

     3. Sales Representatives who solicit participants to purchase the variable contracts have been instructed to specifically bring the redemption/withdrawal restrictions imposed by the Program and by
          Section 403(b)(11) to the attention of potential participants.

     4.   A signed statement acknowledging the participant's understanding of
          (i) the restrictions on redemption/withdrawal imposed by the Program and by Section 403(b)(11) and (ii) the investment alternatives available under the employer's arrangement will be obtained from each participant who purchases a variable annuity contract prior to or at the time of purchase.

Registrant hereby represents that it will not act to deny or limit a transfer request except to the extent that a Service-Ruling or written opinion of counsel, specifically addressing the fact pattern involved and taking into account the terms of the applicable employer plan, determines that denial or limitation is necessary for the variable annuity contracts to meet the requirements of the Program or of Section 403(b). Any transfer request not so denied or limited will be effected as expeditiously as possible.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this initial Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Worcester, and Commonwealth of Massachusetts, on the 15th day of January, 2001.


                            SEPARATE ACCOUNT VA-K OF
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                          By: /s/ Sheila B. St. Hilaire
                            -------------------------
                       Sheila B. St. Hilaire,
                        Assistant Vice President and Counsel

Pursuant to the requirements of the Securities Act of 1933, this initial Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


Signatures                               Title                                                         Date
----------                               -----                                                         ----
/s/ Warren E. Barnes
---------------------------
Warren E. Barnes                         Vice President and Corporate Controller                       January 15, 2001

Edward J. Parry*                         Director, Vice President and Chief Financial Officer
------------------------------------

Richard M. Reilly*                       Director and Vice President
------------------------------------

John F. O'Brien*                         Director, President  and Chief Executive Officer
------------------------------------

Bruce C. Anderson*                       Director and Vice President
------------------------------------

Mark R. Colborn*                         Director and Vice President
------------------------------------

John P. Kavanaugh*                       Director, Vice President and Chief Investment Officer
------------------------------------

J. Kendall Huber*                        Director, Vice President and General Counsel
------------------------------------

J. Barry May*                            Director
------------------------------------

James R. Mcauliffe*                      Director
------------------------------------

Robert P. Restrepo, Jr.*                 Director and Vice President
------------------------------------

Eric A. Simonsen*                        Director and Vice President
------------------------------------

*Sheila B. St. Hilaire, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the Power of Attorney dated April 2, 2000 duly executed by such persons.

/s/ Sheila B. St. Hilaire
-------------------------------------
Sheila B. St. Hilaire, Attorney-in-Fact

                                  EXHIBIT TABLE

Exhibit 3(b)      Form of Bonus Product Commissions Schedule

Exhibit 4(a)      Contract Form A3028.NY-00GRCU

Exhibit 4(b)      Specification Pages Form A8028-NY-00GRCU

Exhibit 4(c)      Enhanced Death Benefit "EDB" Rider (Form 3286.NY-00GRC)

Exhibit 5         Application Form (SML1468pny)

Exhibit 8(b)      Directors' Power of Attorney

Exhibit 9         Opinion of Counsel

Exhibit 15(a)     Form of Amendment to the Delaware Participation Agreement dated October 30, 2000

Exhibit 15(b)     Form of Amendment #5 to the AIM Participation Agreement dated December 2000

Exhibit 15(c)     Form of Amendment to the Alger Participation Agreement dated December 2000

Exhibit 15(d)     Form of Amended and Restated Participation Agreement with Alliance dated August 1, 2000

Exhibit 15(e)     Form of Participation Agreement with Franklin Templeton dated December 1, 2000

Exhibit 15(f)   Form of Amendment to the Participation Agreement with Pioneer dated October 24, 2000
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